Exhibit 99.1

HUDBAY MINERALS INC.

ANNUAL INFORMATION FORM

FOR THE

YEAR ENDED DECEMBER 31, 2014

March 30, 2015

TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION	1
NOTE TO UNITED STATES INVESTORS	2
CURRENCY AND EXCHANGE RATES	3
OTHER IMPORTANT INFORMATION	3
CORPORATE STRUCTURE	3
Incorporation and Registered Office	3
Intercorporate Relationships	4
DEVELOPMENT OF OUR BUSINESS	4
Strategy	4
Three Year History	5
DESCRIPTION OF OUR BUSINESS	7
General	7
Material Mineral Projects	8
Other Assets	14
Other Information	16
CORPORATE SOCIAL RESPONSIBILITY	18
RISK FACTORS	19
DESCRIPTION OF CAPITAL STRUCTURE	29
Common Shares	29
Options and Warrants	29
Preference Shares	30
Senior Unsecured Notes	30
Credit Ratings	31
DIVIDENDS	32
MARKET FOR SECURITIES	33
Price Range and Trading Volume	33
Prior Sales	34
DIRECTORS AND OFFICERS	34
Board of Directors	34
Executive Officers	36
Corporate Cease Trade Orders, Bankruptcies, Penalties and Sanctions	38
Conflicts of Interest	39
AUDIT COMMITTEE DISCLOSURE	39
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	41
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	42
TRANSFER AGENT AND REGISTRAR	42
MATERIAL CONTRACTS	43
QUALIFIED PERSONS	43
INTERESTS OF EXPERTS	44
ADDITIONAL INFORMATION	44
SCHEDULE A GLOSSARY OF MINING TERMS	1
SCHEDULE B MATERIAL MINERAL PROJECTS	1
AUDIT COMMITTEE CHARTER	1

FORWARD-LOOKING INFORMATION

This annual information form (“AIF”) contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. All information contained in this AIF, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this AIF is qualified by this cautionary note.

Forward looking information includes, but is not limited to, the production, cost and capital and exploration expenditure guidance, the permitting, development and financing of the Rosemont project, production at our Constancia, 777, Lalor and Reed mines, processing at our Constancia concentrator, Flin Flon concentrator, Snow Lake concentrator and Flin Flon zinc plant, anticipated timing of our projects and events that may affect our projects, including the anticipated issue of required licenses and permits, the anticipated effect of external factors on revenue, such as commodity prices, anticipated exploration and development expenditures and activities and the possible success of such activities, estimation of mineral reserves and resources, mine life projections, timing and amount of estimated future production, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to:

•                  the successful ramp up of production at Constancia

•                  the success of mining, processing, exploration and development activities;

•                  the accuracy of geological, mining and metallurgical estimates;

•                  the costs of production;

•                  the supply and demand for metals we produce;

•                  no significant and continuing adverse changes in financial markets, including commodity prices and foreign exchange rates;

•                  the supply and availability of concentrate for our processing facilities;

•                  the supply and availability of third party processing facilities for our concentrate;

•                  the supply and availability of all forms of energy and fuels at reasonable prices;

•                  the availability of transportation services at reasonable prices;

•                  no significant unanticipated operational or technical difficulties;

•                  the execution of our business and growth strategies, including the success of our strategic investments and initiatives;

•                  the availability of additional financing, if needed, under our credit facilities;

•                  the availability of financing for our exploration and development projects and activities;

•                  the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects;

•                  the timing and receipt of various regulatory and governmental approvals;

•                  the availability of personnel for our exploration, development and operational projects and ongoing employee relations;

•                  our ability to secure required land rights to complete our Constancia project;

•                  maintaining good relations with the communities in which we operate, including the communities surrounding our Constancia and Rosemont projects and First Nations communities surrounding our Lalor and Reed mines;

•                  no significant unanticipated challenges with stakeholders at our various projects;

•                  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

•                  no contests over title to our properties, including as a result of rights or claimed rights of aboriginal peoples;

•                  the timing and possible outcome of pending litigation and no significant unanticipated litigation;

•                  certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and

•                  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of our projects (including risks associated with the commissioning and ramp up of the Constancia project and risks associated with the permitting of the Rosemont project), depletion of our reserves, dependence on key personnel and employee and union relations, risks related to political or social unrest or change and those in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, volatile financial markets that may affect our ability to obtain financing on acceptable terms, the permitting and development of the Rosemont project not occurring as planned, any material inaccuracy in Augusta Resource Corporation’s (“Augusta”) historical public disclosure and representations in the support agreement upon which our offer to acquire Augusta was predicated, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations, our ability to abide by the covenants in our debt instruments or other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors”.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this AIF or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

NOTE TO UNITED STATES INVESTORS

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the Securities and Exchange Commission (the “SEC”) set forth in Industry Guide 7. Under the SEC’s Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral

Reserves adopted by the CIM Council on December 11, 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves. You should consider closely the disclosure on the mining industry technical terms in Schedule A “Glossary of Mining Terms” of this AIF.

CURRENCY AND EXCHANGE RATES

This AIF contains references to both United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars, and United States dollars are referred to as “United States dollars” or “US$”.  For Canadian dollars to United States dollars, the average exchange rate for 2014 and the closing exchange rate at December 31, 2014, as reported by the Bank of Canada, were one Canadian dollar per 0.9054 and 0.8620 United States dollars, respectively. On March 27, 2015 the Bank of Canada noon rate of exchange was 0.7949.

OTHER IMPORTANT INFORMATION

Certain scientific and technical terms and abbreviations used in this AIF are defined in the “Glossary of Mining Terms” attached as Schedule A.

Unless the context suggests otherwise, references to “we”, “us”, “our” and similar terms, as well as references to “Hudbay” and “Company”, refer to HudBay Minerals Inc. and its direct and indirect subsidiaries.

CORPORATE STRUCTURE

Incorporation and Registered Office

We were formed by the amalgamation of Pan American Resources Inc. and Marvas Developments Ltd. on January 16, 1996, pursuant to the Business Corporations Act (Ontario) and changed our name to Pan American Resources Inc. On March 12, 2002, we acquired ONTZINC Corporation, a private Ontario corporation, through a reverse takeover and changed our name to ONTZINC Corporation. On December 21, 2004, we acquired Hudson Bay Mining and Smelting Co., Limited (“HBMS”) and changed our name to HudBay Minerals Inc. In connection with the acquisition of HBMS, on December 21, 2004, we amended our articles to consolidate our common shares on a 30 to 1 basis. On October 25, 2005, we were continued under the Canada Business Corporations Act (“CBCA”).  On August 15, 2011, we completed a vertical short-form amalgamation under the CBCA with our subsidiary, HMI Nickel Inc.

Our registered office is located at 2200-201 Portage Avenue, Winnipeg, Manitoba R3B 3L3 and our principal executive office is located at 25 York Street, Suite 800, Toronto, Ontario M5J 2V5.

Our common shares are listed on the Toronto Stock Exchange (“TSX”), New York Stock Exchange (“NYSE”) and Bolsa de Valores de Lima under the symbol “HBM”.  Our warrants are listed under the symbol “HBM.WT” on the TSX and “HBM/WS” on the NYSE.

Intercorporate Relationships

The following chart shows our principal subsidiaries, their jurisdiction of incorporation and the percentage of voting securities we beneficially own or over which we have control or direction.

Notes:

(1)            HBMS owns our 777 and Lalor mines and our 70% owned Reed mine and is a guarantor of our 9.50% senior unsecured notes.

(2)            Hudson Bay Exploration and Development Company Limited (“HBED”) holds our key exploration properties in Canada, acts as agent for HBMS and is a guarantor of our 9.50% senior unsecured notes.

(3)            HudBay Marketing & Sales Inc. markets and sells our copper concentrate and zinc metal produced in Manitoba and is a guarantor of our 9.50% senior unsecured notes.

(4)            HudBay Peru Inc. owns 99.98% of HudBay Peru S.A.C. (“Hudbay Peru”). The remaining 0.02% is owned by 6502873 Canada Inc., our wholly-owned subsidiary.

(5)            Hudbay Peru S.A.C. owns the Constancia project.

(6)            HudBay (BVI) Inc. (“Hudbay BVI”) was incorporated for the sole purpose of entering into and fulfilling our obligations under the precious metals stream agreement in respect of the Constancia project.

(7)            HudBay Arizona Corporation, through its subsidiaries, indirectly owns 100% of Rosemont Copper Company.

(8)            Rosemont Copper Company currently owns a 92.05% interest in the Rosemont project.

DEVELOPMENT OF OUR BUSINESS

Strategy

Our vision is to create sustainable value through increased commodity exposure on a per share basis, in high quality, long life deposits with exploration potential in mining friendly jurisdictions. We believe that the greatest opportunities for shareholder value creation in the mining industry are in the discovery of new mineral deposits and the development of new facilities to extract ore profitably from those deposits. We also believe that our long history of mining in northern Manitoba and our highly experienced workforce provide us with a competitive advantage in these respects relative to other mining companies of similar scale.

We intend to grow through exploration and development of properties we already control, such as our Rosemont project in Arizona and our Constancia project in Peru, as well as through the acquisition of exploration and development properties. We also intend to optimize the value of our producing assets through efficient and safe operations.

In an attempt to ensure that any acquisition we undertake creates sustainable value for stakeholders, we have established a number of criteria for evaluating mineral property acquisition opportunities, which include the following:

•                  Potential acquisitions should be located in jurisdictions that are supportive of mining activity and have acceptable levels of political risk. Given our current scale and geographic footprint, our current geographic focus is on investment grade countries in the Americas;

•                  We believe we have particular expertise in the exploration and development of volcanogenic massive sulphide and porphyry mineral deposits. While these types of deposits typically contain copper, zinc and precious metals in varying quantities, we are not targeting any one type of metal; rather, we focus on properties where we see the greatest opportunities for risk-adjusted returns based on our expectations for future metals prices;

•                  We typically look for mineral assets that we believe offer significant potential for exploration, development and optimization. We believe that the market for mineral assets is sophisticated and fully values delineated resources and reserves, especially at properties that are already in production, which makes it difficult to acquire properties for substantially less than their fair value. However, markets may undervalue the potential of prospective properties, and more rarely producing properties, providing us with an opportunity to create value through exploration, development and optimization of acquired properties;

•                  We believe that large, transformational mergers and acquisitions are risky and potentially value destructive in the mining industry, so we typically focus on earlier stage projects unless exceptional opportunities present themselves;

•                  Before we make an acquisition, we develop a clear understanding of how we can add value to the acquired property through the application of our technical, operational and project execution expertise, the provision of necessary financial capacity and other optimization opportunities; and

•                  Acquisitions should be accretive to us on a per share basis. Given that our strategic focus includes the acquisition of non-producing assets at various stages of development, when evaluating accretion we will consider measures such as net asset value per share and the contained value of reserves and resources per share.

Three Year History

Second Amended and Restated Credit Facility

On March 13, 2015, we amended and restated our corporate revolving credit facility to increase the size of the facility to US$300 million and remove the borrowing base. The credit facility matures on March 13, 2018, is secured by the assets of our Manitoba Business Unit and contains customary covenants for a facility of this type (including debt to EBITDA maintenance covenants and the requirement to maintain a tangible net worth). As at December 31, 2014, we were in compliance with our covenants under the credit facility and as of the date of this AIF, we had $64.1 million in letters of credit advanced under the credit facility and had drawn an additional US$26 million in borrowings under the credit facility.

Acquisition of the Rosemont Project

We acquired all of the issued and outstanding common shares (the “Augusta Shares”) of Augusta (now HudBay Arizona Corporation, “Hudbay Arizona”) pursuant to take-over bid, which ultimately was supported by Augusta and its largest shareholders, and expired July 29, 2014, and a subsequent acquisition transaction, which closed on September 23, 2014, for consideration per Augusta Share of 0.315 of a Hudbay common share and 0.17 of a warrant to acquire a Hudbay common share (the “Augusta Acquisition”). Through our acquisition of Augusta, we acquired our 92.05% ownership interest in the Rosemont project, a copper development project located in Pima County, Arizona, approximately 50 kilometres southeast of Tucson. Our ownership in the Rosemont project is subject to an Earn-In Agreement and a Joint Venture Agreement with United Copper & Moly LLC (“UCM”). Pursuant to the Earn-In Agreement, UCM has earned a 7.95% interest in the project and may earn up to a 20% interest (the “Earn-In Right”). The Earn-In Right is conditional on UCM contributing an additional US$106 million to the joint venture (the “Earn-

In Investment”), which amount UCM is not obliged to contribute until all material permits in respect of the Rosemont project have been granted. After such permits have been obtained and a decision is made to commence construction at Rosemont, UCM is required to advance the Earn-In Investment pro rata with the US$230 million upfront deposit payment under the precious metals stream agreement with Silver Wheaton in respect of the Rosemont project.

Following completion of the subsequent acquisition transaction, the Augusta Shares were delisted from the Toronto Stock Exchange, NYSE MKT LLC and Frankfurt Stock Exchange and Augusta ceased to be a reporting issuer in all jurisdictions. Augusta’s name was changed to “HudBay Arizona Corporation” on December 17, 2014.

Equity Financing

On January 9, 2014, we announced that we had entered into an agreement with a syndicate of underwriters who agreed to purchase, on a bought deal basis, 18,200,000 of our common shares at a price of $8.25 per common share. The underwriters were also granted an over allotment option, which they exercised in full, for an additional 2,730,000 common shares. The transaction closed on January 30, 2014, and the aggregate gross proceeds from the offering were $172.7 million. The net proceeds of the equity financing were used for general corporate purposes, including providing us the flexibility to pursue opportunities to advance our growth strategy.

Issuance of 9.50% Senior Unsecured Notes

On September 13, 2012, we issued US$500 million aggregate principal amount of 9.50% senior unsecured notes due October 1, 2020 (the “Initial Notes”). On June 20, 2013, December 9, 2013 and August 6, 2014, we issued US$150 million, US$100 million and US$170 million aggregate principal amount, respectively, of our 9.50% senior unsecured notes due October 1, 2020 (the “Additional Notes” and together with the Initial Notes, the “Notes”). The US$920 million aggregate principal amount of Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by substantially all of our existing and future subsidiaries other than our subsidiaries associated with the Constancia project and the Rosemont project. For additional information, see “Description of Capital Structure — Senior Unsecured Notes”.

Precious Metals Stream Transaction

On August 8, 2012, we entered into a US$750 million precious metals stream transaction with Silver Wheaton in respect of our 777 mine (the ‘‘777 Stream Agreement’’) and our Constancia mine (the ‘‘Constancia Stream Agreement’’ and, together with the 777 Stream Agreement, the ‘‘Stream Agreements’’).

Pursuant to the Stream Agreements, we agreed to receive aggregate upfront deposit payments of US$750 million against delivery of (i) 100% of payable gold and silver from our 777 mine until the later of December 31, 2016 and satisfaction of a completion test at Constancia, and thereafter 50% of payable gold and 100% of payable silver for the remainder of the 777 mine life, and (ii) 100% of payable silver from the Constancia mine.

On November 4, 2013, we amended and restated the Constancia Stream Agreement (the Constancia Stream Agreement, as amended, continues to be referred to herein as the “Constancia Stream Agreement”). The amendments provided that we would receive an additional US$135 million deposit against delivery of 50% of the payable gold from the Constancia project. Gold recovery for purposes of calculating payable gold is fixed at 55% for gold mined from Constancia and 70% for gold mined from Pampacancha. We received the US$135 million gold deposit from Silver Wheaton (Caymans) Ltd. (“SW Caymans”) on September 26, 2014. The deposit was paid in the form of common shares of Silver Wheaton, at Silver Wheaton’s election, which we subsequently disposed of for net proceeds of approximately US$134 million. This payment represented the final instalment of the US$885 million of deposits under the Stream Agreements.

In addition to the upfront payments, for gold and silver delivered in accordance with the Stream Agreements, we will receive cash payments equal to the lesser of (i) the market price and (ii) US$400 per ounce (for gold) and US$5.90 per ounce (for silver), subject to 1% annual escalation after three years. For additional information, refer to the complete copies of the Stream Agreements that have been filed on SEDAR and EDGAR and our Material Change Reports dated August 14, 2012 and November 13, 2013, also filed on SEDAR and EDGAR.

Constancia Project

On August 8, 2012, our board of directors approved a US$1.5 billion investment to fund the development and construction of our Constancia project in Peru. Following substantial completion of the detailed engineering in the third quarter of 2013, the board approved a revised capital cost estimate for the project of US$1.7 billion. Physical construction was essentially completed and copper concentrate production commenced during the fourth quarter of 2014. Commissioning and ramp-up activities continued during the first quarter of 2015 and are ongoing, with the mine expected to reach commercial production during the second quarter of 2015 and to achieve full capacity in the second half of 2015.

We acquired the Constancia project through our acquisition of all of the outstanding shares of Norsemont Mining Inc. (“Norsemont”) in 2011. For additional information, see “Description of our Business — Material Mineral Projects — Constancia Project”.

Reed

On December 19, 2011, our board of directors approved the construction of the Reed mine. The capital construction budget for Reed was $72 million. Production at Reed commenced in the third quarter of 2013 and the mine commenced commercial production on April 1, 2014. Pursuant to our agreement with VMS Ventures Inc. (“VMS Ventures”), we have a 70% interest and VMS Ventures has a 30% interest in the project. For additional information, see “Description of Our Business — Other Assets — Joint Ventures — Reed”.

Closure of Trout Lake and Chisel North Mines

We closed our Trout Lake mine on June 29, 2012 after more than 30 years of operation, and our Chisel North mine closed on September 30, 2012.

DESCRIPTION OF OUR BUSINESS

General

We are an integrated mining company producing copper concentrate (containing copper, gold and silver) and zinc metal. With assets in North and South America, we are focused on the discovery, production and marketing of base and precious metals. Through our subsidiaries, we own copper/zinc/gold mines, ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan and copper projects in Cusco (Peru) and Arizona (United States). We also have equity investments in a number of junior exploration companies. Our growth strategy is focused on the exploration and development of properties we already control, as well as other mineral assets we may acquire that fit our strategic criteria. Our vision is to create sustainable value through increased commodity exposure on a per share basis for our shareholders.

We have four material mineral projects:

1.              our 100% owned 777 mine, an underground copper and zinc mine in Flin Flon, Manitoba, which has been producing since 2004;

2.              our 100% owned Lalor mine, an underground zinc, copper and gold mine near Snow Lake, Manitoba, which achieved commercial production from the main production shaft in the third quarter of 2014;

3.              our 100% owned Constancia mine, an open pit copper mine in Peru, which commenced initial production in the fourth quarter of 2014 and is expected to achieve commercial production during the second quarter of 2015; and

4.              our 92.05% owned Rosemont project, a copper development project in Pima County, Arizona; our ownership in the Rosemont project is subject to an Earn-In Agreement with UCM, pursuant to which UCM has earned a 7.95% interest in the project and may earn up to a 20% interest.

We also own a 70% interest in the Reed mine near Snow Lake, Manitoba, which commenced production in the third quarter of 2013 and commenced commercial production in April 2014, exploration properties in North and South America and minority equity investments in several junior exploration companies as part of our strategy to build a pipeline of projects with the potential for development.

In addition, we own and operate a portfolio of processing facilities in northern Manitoba, including our primary Flin Flon ore concentrator, which produces zinc and copper concentrates, our Snow Lake concentrator, which produces zinc and copper concentrates and our Flin Flon zinc plant, which produces high-grade zinc metal. We also own and operate a processing facility at Constancia, which produces copper concentrate and is being commissioned to produce molybdenum concentrate.

The following map shows where our material mineral projects and certain of our other assets are located.

Material Mineral Projects

777

Our 100% owned 777 mine is an underground copper, zinc, gold and silver mine located within the Flin Flon Greenstone Belt, immediately adjacent to our principal concentrator and zinc pressure leach plant in Flin Flon, Manitoba. Development of the 777 mine commenced in 1999 and commercial production began in 2004. The anticipated mine life is until 2020.

Ore produced at the 777 mine is transported to our Flin Flon concentrator for processing into copper and zinc concentrates. Copper concentrate is sold to third party purchasers and zinc concentrate is sent to our Flin Flon zinc plant where it is further processed into special high grade zinc before being sold to third party purchasers. For additional information, see “Description of our Business — Other Information — Processing Facilities” and “Description of our Business — Other Information — Products and Marketing”.

Pursuant to the 777 Stream Agreement, we received a US$455 million upfront deposit payment for a portion of the precious metals stream at our 777 mine (see “Development of our Business — Three Year History — Precious Metals Stream Transaction).

On November 6, 2012, we filed a NI 43-101 technical report titled “Technical Report, 777 mine, Flin Flon, Manitoba, Canada”, dated effective October 15, 2012 (the “777 Technical Report”), a copy of which is available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For additional details on our 777 mine refer to Schedule B of this AIF.

Production

The following table sets forth our production from the 777 Mine for the years ended December 31, 2014, 2013 and 2012.

	December 31
	Units	2014	2013	2012
Ore mined	tonnes	1,452,933	1,625,532	1,529,103
Copper grade in ore	%	1.91	1.85	2.32
Zinc grade in ore	%	3.05	3.81	4.16
Gold grade in ore	grams/tonne	1.72	2.02	2.18
Silver grade in ore	grams/tonne	21.48	23.01	25.77

Mineral Reserves and Resources

The following tables set forth our estimates of the mineral reserves and resources at the 777 mine.

777 Mineral Reserves — January 1, 2015(1)(2)

	Tonnes	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)
777 Mine
Proven	3,729,000	2.10	4.65	1.86	27.39
Probable	3,943,000	1.50	4.23	1.80	24.09
Total Mineral Reserve	7,672,000	1.79	4.43	1.83	25.69

Notes:

(1)            The zinc price used for mineral reserve estimation was US$1.07 per pound (includes premium), the copper price was US$3.15 per pound, the gold price was US$1,260.00 per ounce and the silver price was US$21.00 per ounce using an exchange of 1.10 C$/US$.

(2)            For additional details relating to the estimates of mineral reserves and resources at our 777 mine, including data verification and quality assurance / quality control processes, refer to Schedule B and our technical report titled “Technical Report, 777 mine, Flin Flon, Manitoba, Canada” dated effective October 15, 2012, a copy of which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

777 Indicated Mineral Resources — September 30, 2014(1)(2)(3)

	Tonnes	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)

777 Mine	733,000	0.99	3.52	1.81	26.13

Notes:

(1)         Mineral resources that are not mineral reserves do not have demonstrated economic viability. The above mineral resources are exclusive of mineral reserves.

(2)         The zinc price used for mineral resource estimation was US$1.07 per pound (includes premium), the copper price was US$3.15 per pound, the gold price was US$1,260.00 per ounce and the silver price was US$21.00 per ounce using an exchange of 1.10 C$/US$.

(3)         For additional details relating to the estimates of mineral reserves and resources at our 777 mine, including data verification and quality assurance / quality control processes, refer to Schedule B and our technical report titled “Technical Report, 777 mine, Flin Flon, Manitoba, Canada” dated effective October 15, 2012, a copy of which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

In-Mine Inferred Mineral Resources — September 30, 2014(1)(2)(3)

	Tonnes	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)

777 Mine	717,000	1.03	4.79	1.79	32.93

Notes:

(1)         Mineral resources that are not mineral reserves do not have demonstrated economic viability. The above mineral resources are exclusive of mineral reserves.

(2)         The zinc price used for mineral resource estimation was US$1.07 per pound (includes premium), the copper price was US$3.15 per pound, the gold price was US$1,260.00 per ounce and the silver price was US$21.00 per ounce using an exchange of 1.10 C$/US$.

(3)         For additional details relating to the estimates of mineral reserves and resources at our 777 mine, including data verification and quality assurance / quality control processes, refer to Schedule B and our technical report titled “Technical Report, 777 mine, Flin Flon, Manitoba, Canada” dated effective October 15, 2012, a copy of which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Lalor

Our 100% owned Lalor mine is a zinc, copper and gold mine near the town of Snow Lake in the province of Manitoba. Lalor is located approximately 210 kilometres by road east of Flin Flon, Manitoba.

In the first quarter of 2014, we received the Environment Act licence for Lalor, which allowed the mine to move into full production via the main shaft. Lalor commenced initial ore production from the ventilation shaft in August 2012 and achieved commercial production from the main shaft in the third quarter of 2014.

In the third quarter of 2014, we completed a refurbishment of the equipment and facilities at the Snow Lake concentrator, which now has the capacity to treat 2,700 tonnes per day. Lalor ore is currently being transported for processing at the Snow Lake concentrator and we are evaluating options for the treatment of Lalor ore over the longer term.

An underground exploration program at Lalor is underway; drilling is intended to enable the upgrade of inferred resources into a higher resource category, to test the down plunge potential of the gold and copper-gold zones and to determine the optimal location to advance the exploration ramp. Drilling of the copper-gold zone began in the fourth quarter of 2014 and as of the date of this AIF 11 holes have been drilled.

On March 30, 2012, we filed a NI 43-101 technical report titled “Pre-Feasibility Study Technical Report, on the Lalor Deposit, Snow Lake, Manitoba, Canada”, dated March 29, 2012 (the “Lalor Technical Report”), a copy of which is available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For additional details on our Lalor mine, refer to Schedule B of this AIF.

Production

The following table sets forth actual production from the Lalor mine for the years ended December 31, 2014, 2013 and 2012.(1)

	December 31
	Units	2014	2013	2012
Ore mined	tonnes	551,883	400,590	72,293
Copper grade in ore	%	0.88	0.84	0.63
Zinc grade in ore	%	8.52	9.44	11.83
Gold grade in ore	grams/tonne	2.29	1.21	1.67
Silver grade in ore	grams/tonne	23.83	19.39	19.29

Notes:

(1)                     Lalor ore production in 2014 includes partial production from the ventilation shaft, which began production in August 2012. Lalor ore production in each of 2012 and 2013 was from the ventilation shaft.

Mineral Reserves and Resources

Lalor Mineral Reserves — January 1, 2015(1)(2)

	Tonnes	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)
Lalor – Base Metal
Proven	3,404,000	0.52	8.00	1.27	17.93
Probable	8,452,000	0.71	6.72	2.12	26.62
Lalor – Gold Zone
Proven	131,000	0.14	0.50	3.56	14.17
Probable	2,328,000	0.35	0.35	5.46	29.11
Total Mineral Reserve	14,315,000	0.60	5.93	2.48	24.85

Notes:

(1)                     The zinc price used for mineral reserve estimation was US$1.07 per pound (includes premium), the copper price was US$3.15 per pound, the gold price was US$1,260.00 per ounce and the silver price was US$21.00 per ounce using an exchange of 1.10 C$/US$.

(2)                     For additional details relating to the estimates of mineral reserves at our Lalor mine, including data verification and quality assurance / quality control processes, refer to Schedule B and our technical report titled “Pre-Feasibility Study Technical Report, on the Lalor Deposit, Snow Lake, Manitoba, Canada” dated effective March 29, 2012, a copy of which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Lalor Inferred Mineral Resources — September 30, 2014(1)(2)(3)

	Tonnes	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)
Lalor – Base Metal(4)
Inferred	5,332,000	1.56	5.21	2.75	25.32
Lalor – Gold Zone
Inferred	3,890,000	0.38	0.24	5.50	31.40
Total Inferred Mineral Resource	9,222,000	1.06	3.11	3.91	27.88

Notes:

(1)                                 Mineral resources that are not mineral reserves do not have demonstrated economic viability. The above mineral resources are exclusive of mineral reserves.

(2)                                 The zinc price used for mineral resource estimation was US$1.07 per pound (includes premium), the copper price was US$3.15 per pound, the gold price was US$1,260.00 per ounce and the silver price was US$21.00 per ounce using an exchange of 1.10 C$/US$.

(3)                                For additional details relating to the estimates of mineral reserves at our Lalor mine, including data verification and quality assurance / quality control processes, refer to Schedule B and our technical report titled “Pre-Feasibility Study Technical Report, on the Lalor Deposit, Snow Lake, Manitoba, Canada” dated effective March 29, 2012, a copy of which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

(4)                                 Includes the copper-gold zone.

Constancia

Constancia is our 100% owned copper mine in Peru, which we acquired through our acquisition of Norsemont in 2011. It is located in the Province of Chumbivilcas in southern Peru and consists of the Constancia and Pampacancha deposits.

On August 8, 2012, our board of directors approved a US$1.5 billion investment to fund the development and construction of our Constancia project in Peru. Following substantial completion of the detailed engineering in the third quarter of 2013, the board approved a revised capital cost estimate for the project of US$1.7 billion. Physical construction was essentially completed and copper concentrate production commenced during the fourth quarter of 2014. Commissioning and ramp-up activities continued during the first quarter of 2015 and are ongoing, with the mine expected to reach commercial production during the second quarter of 2015 and achieve full capacity in the second half of 2015.

Pursuant to the Constancia Stream Agreement, we received US$430 million in upfront deposit payments against delivery of 100% of the payable silver and 50% of the payable gold at Constancia. Gold recovery for purposes of calculating payable gold is fixed at 55% for gold mined from Constancia and 70% for gold mined from Pampacancha (see “Development of our Business — Three Year History — Precious Metals Stream Transaction).

On November 6, 2012, we filed a technical report titled “National Instrument 43-101, Technical Report, Constancia Project, Province of Chumbivilcas, Department of Cusco, Peru”, dated October 15, 2012 (the “Constancia Technical Report”), a copy of which is available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For additional details on our Constancia project, refer to Schedule B of this AIF.

Mineral Reserves and Resources

The following table sets forth our estimates of the mineral reserves at the Constancia project as at January 1, 2014.(1)(2)

	Tonnes	Cu (%)	Mo (g/t)	Au (g/t)	Ag (g/t)
Constancia
Proven	483,000,000	0.32	93	0.040	3.04
Probable	94,000,000	0.22	61	0.036	2.77
Pampacancha
Proven	23,000,000	0.52	142	0.298	4.28
Probable	20,000,000	0.44	159	0.252	3.74
Total Mineral Reserve	620,000,000	0.32	92	0.056	3.07

Notes:

(1)       There was no material reduction in the Constancia reserves due to depletion in 2014 and changes in our long-term metal prices and exchange rate assumptions would not have a material impact on our estimates of the 2014 mineral reserves at Constancia. As such, we did not conduct an updated estimate in 2015.

(2)                     The above mineral reserves are based on a Peruvian Sole: US Dollar exchange rate of $2.85:1 and the following long term metals prices: Cu US$3.00/lb; Ag US$25.00/oz; Au US$1,250.00/oz; and Mo US$13.50/lb.

The following table sets forth our estimates of the mineral resources at the Constancia project as at September 30, 2013.(1)(2)(3)

	Tonnes	Cu (%)	Mo (g/t)	Au (g/t)	Ag (g/t)
Constancia(4)
Measured	68,000,000	0.22	59	0.036	2.17
Indicated	293,000,000	0.20	58	0.033	1.96
Inferred	200,000,000	0.19	51	0.031	1.86
Pampacancha(5)
Measured	5,000,000	0.41	69	0.243	5.46
Indicated	6,000,000	0.34	98	0.211	4.68
Total Measured & Indicated	372,000,000	0.20	59	0.039	2.09
Total Inferred	200,000,000	0.19	51	0.031	1.86

Notes:

(1)                                 There was no material reduction in the Constancia resources due to depletion in 2014 and changes in our long-term metal prices and exchange rate assumptions would not have a material impact on our estimates of the 2013 mineral resources at Constancia. As such, we did not conduct an updated estimate in 2014.

(2)                                 Mineral resources that are not mineral reserves do not have demonstrated economic viability. The above mineral resources are exclusive of mineral reserves.

(3)                                 The resources shown in the table above correspond to a resources pit shell. In compliance with NI 43-101 requirements for the disclosure of mineral resources, a pit optimization to delimit the portion of the block model having reasonable prospects for economic extraction was performed.

(4)                                 The Constancia resource pit consists of a non-operational pit of Measured, Indicated and Inferred resources diluted to a 10x10x15m full block size using a 0.12% copper cut-off based on a copper price of US$2.88 per pound and a molybdenum price of US$16.00 per pound, copper recovery of 89%, molybdenum recovery of 60%, processing costs of US$5.50 per tonne and mining costs of US$1.30 per tonne.

(5)                               The Pampacancha resource pit consists of a non-operational pit of Measured, Indicated and Inferred resources diluted to a 10x10x15m full block size using a 0.1% copper cut-off based on a copper price of US$3.00 per pound, a molybdenum price of US$13.50 per pound, silver price of US$25.00 per ounce, gold price of US$1,250 per ounce, copper recovery of 85%, molybdenum recovery of 40%, gold and silver recovery of 65%; processing costs of US$4.72 per tonne and mining costs of US$1.90 per tonne.

Rosemont

Rosemont is a copper development project, located in Pima County, Arizona, approximately 50 kilometres southeast of Tucson, which we acquired through our acquisition of Augusta in 2014. Our ownership in the Rosemont project is subject to an Earn-In Agreement with UCM, pursuant to which UCM has earned a 7.95% interest in the project and may earn up to a 20% interest.

Permitting efforts at Rosemont remain ongoing. The remaining required key permits are the final Record of Decision from the U.S. Forest Service and the Clean Water Act Section 404 Permit from the U.S. Army Corps of Engineers. The Rosemont permit applications contemplate an open pit copper mine and associated processing facility which would produce copper and molybdenum concentrates.

Mineral Reserves and Resources

We are treating Augusta’s previously disclosed estimates of the mineral reserves and resources at the Rosemont project as “historical estimates” under NI 43-101 and not as current mineral reserves or resources, as a qualified person has not done sufficient work for us to classify Rosemont’s mineral reserves or resources as current mineral reserves or resources. We are currently reviewing Augusta’s estimates of the mineral reserves and resources at Rosemont as well as the assumptions underlying its 2012 feasibility study for the project. As part of this review, we completed a 43 hole confirmatory drill program in December 2014 and are advancing the engineering in a number of areas, including through a metallurgical test program. Once our review is complete and the engineering is sufficiently advanced, we expect to complete a feasibility study for the Rosemont project, including a current estimate of the mineral reserves and resources. Based on the work we have done to date, we do not expect any significant changes from the tonnes and grade in Augusta’s historical estimates.

The following table sets forth Augusta’s historical estimate of the mineral reserves at the Rosemont project as at July 24, 2012.(1)(2)(3)

Rosemont – Historical Reserves	Tonnes	Cu (%)	Mo (%)	Ag (g/t)
Proven	279,481,000	0.46	0.015	4.11
Probable	325,798,000	0.42	0.014	4.11
Total Historical Mineral Reserves	605,279,000	0.44	0.015	4.11

Notes:

(1)                                 The historical estimates of mineral reserves and resources at Rosemont are based on the August 28, 2012 updated feasibility study entitled Rosemont Copper Project NI 43-101 Technical Report Updated Feasibility Study prepared by Augusta prior to Hudbay’s acquisition and are not current mineral reserves or resources, as a qualified person has not done sufficient work for Hudbay to classify Rosemont’s mineral reserves or resources as current mineral reserves or resources.

(2)                                 The above historical estimate of the mineral reserves are subject to certain key assumptions, which are described in greater detail in Schedule B of this AIF.

(3)                                 Based on 100% ownership of the Rosemont project; Hudbay currently owns a 92.05% interest in the project and its ownership interest is subject to an Earn-In Agreement with UCM, pursuant to which UCM has earned a 7.95% interest in the project and may earn up to a 20% interest.

The following table sets forth Augusta’s historical estimate of the inferred mineral resources at the Rosemont project as at July 17, 2012.(1)(2)(3)

Rosemont – Historical Inferred Resource	Tonnes	Cu (%)	Mo (%)	Ag (g/t)
Inferred	116,562,000	0.40	0.013	3.57

Notes:

(1)                                 The historical estimates of mineral reserves and resources at Rosemont are based on the August 28, 2012 updated feasibility study entitled Rosemont Copper Project NI 43-101 Technical Report Updated Feasibility Study prepared by Augusta prior to Hudbay’s acquisition and are not current mineral reserves or resources, as a qualified person has not done sufficient work for Hudbay to classify Rosemont’s mineral reserves or resources as current mineral reserves or resources.

(2)                                 The above historical estimate of the mineral resources is subject to certain key assumptions, which are described in greater detail in Schedule B of this AIF.

(3)                                 Based on 100% ownership of the Rosemont project; Hudbay currently owns a 92.05% interest in the project and its ownership interest is subject to an Earn-In Agreement with UCM, pursuant to which UCM has earned a 7.95% interest in the project and may earn up to a 20% interest.

Other Assets

Reed

Our 70% owned Reed mine near Flin Flon, Manitoba commenced production in September 2013 and commenced commercial production on April 1, 2014. Reed ore is currently being transported for processing at the Flin Flon concentrator.

Our estimates of mineral reserves and resources for Reed are set out below.

Reed - Mineral Reserves — January 1, 2015 (1)(2)

	Tonnes	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)
Reed Mine
Proven	488,000	3.33	0.67	0.38	5.82
Probable	1,076,000	4.01	0.29	0.37	4.50
Total Mineral Reserve	1,564,000	3.80	0.41	0.38	4.91

Notes:

(1)                      The zinc price used for the mineral reserve estimations was US$1.07 per pound (includes premium), the copper price used for the mineral reserves estimation was US$3.15 per pound, the gold price was US$1,260.00 per ounce and the silver price was US$21.00 per ounce using an exchange rate of 1.10 C$/US$.

(2)                      For additional details relating to the estimates of mineral reserves and resources at the Reed mine, including data verification and quality assurance/quality control processes refer to the “Pre-Feasibility Study Technical Report on the Reed Copper Deposit, Central Manitoba, Canada” as filed on SEDAR by VMS Ventures Inc. on May 14, 2012.

Reed — Inferred Mineral Resources  — September 30, 2014(1)

Tonnes	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)
205,000	4.80	0.53	0.41	5.14

Notes:

(1)                                 Mineral resources that are not mineral reserves do not have demonstrated economic viability. The above mineral resources are exclusive of reserves and were estimated using the same metals prices as were used for the estimate of mineral reserves at Reed.

Exploration

Our current exploration priority is underground drilling at 777 and Lalor. The 777 exploration program is aimed at extending the mine life beyond 2020, while underground drilling at Lalor is intended to enable the upgrade of inferred resources into a higher resource category, to test the down plunge potential of the gold and copper-gold zones and to determine the optimal location to advance the exploration ramp.

We hold a land position of approximately 281,000 hectares in Manitoba and Saskatchewan, primarily in the prolific Flin Flon Greenstone Belt. Given that much of this property is within 100 kilometres of our two ore concentrators in the region, and that we have available capacity at our processing facilities from time to time, we are better positioned for the economic exploitation of mineral deposits than a mining company which is without such facilities and may not be able to develop them profitably due to higher costs of transportation and processing. This, along with our 22,000 hectare land package in Peru, aligns well with our current focus on brownfield opportunities. In addition, we will continue to look at greenfield opportunities in North and South America as they present themselves.

Processing Facilities

Concentrators

Our primary ore concentrator in Manitoba is located in Flin Flon. The concentrator, which is directly adjacent to our metallurgical zinc plant, produces zinc and copper concentrates primarily from ore mined at our 777 mine. Its capacity is approximately 2.18 million tonnes of ore per year. The concentrator can handle ore from more than one mine separately, and blending is done at the grinding stage. As a result, ore mined from our Reed mine is transported to the Flin Flon concentrator for processing. The Flin Flon concentrator facility includes a paste backfill plant and associated infrastructure such as maintenance shops and laboratories. Tailings from the concentrator are pumped to the Flin Flon tailings impoundment immediately adjacent to the concentrator.

Our concentrator in Snow Lake, Manitoba was re-started in late 2009 and a new copper recovery circuit was installed in the third quarter of 2012 to facilitate processing of early Lalor ore. In 2014, we refurbished equipment and facilities at the concentrator, which now has the capacity to treat 2,700 tonnes per day. The concentrator currently processes ore from Lalor and produces zinc and copper concentrates. The zinc concentrate is shipped by truck for further processing at our zinc plant in Flin Flon. Tailings generated by the Snow Lake concentrator are deposited in our Anderson Lake tailings facility, which we believe mitigates environmental impacts, as the tailings are deposited in a subaqueous manner, minimizing the potential for generation of acid rock drainage.

Our processing plant at Constancia is designed to process a nominal throughput of 81,900 tpd of ore and average annual throughput of 29 million tonnes per year from the Constancia open pit and Pampacancha satellite deposit. The principal products of the concentrator are copper concentrate and molybdenum concentrate. The primary crusher, belt conveyors, thickeners, tanks, flotation cells, mills and various other types of equipment are designed and constructed to be open to the environment. The concentrate filtration and storage building is enclosed. The tailings is pumped to the tailings management facility for storage and water is returned via parallel piping to the process plant for reuse.

Zinc Plant

Our zinc plant located in Flin Flon, Manitoba produces special high-grade metal in three cast shapes from zinc concentrate. Our plant is one of six primary zinc producers in North America. We produced 105,113 tonnes of cast zinc in 2014.  The capacity of the zinc plant is approximately 115,000 tonnes of cast zinc per year.  Included in the zinc plant are an oxygen plant, a concentrate handling, storage and regrinding facility, a zinc pressure leach plant, a solution purification plant, a modern electro-winning cellhouse, a casting plant and a zinc storage area with the ability to load trucks or rail cars.  The zinc plant has a dedicated leach residue disposal facility.  The bulk of the waste material is gypsum, iron and elemental sulphur.  Wastewater is treated and recycled through the zinc plant.

Domestic concentrates produced from our mines and concentrate purchased from third parties are processed at the zinc plant.  Purchased concentrate accounted for approximately 25% of zinc metal produced at our zinc plant in 2014, and is expected to account for 10% of zinc production in 2015.  Domestic zinc concentrate production and purchased zinc concentrate are expected to support capacity utilization of approximately 97.5% in 2015.  With Lalor in full production, domestic zinc concentrate production is expected to utilize fully the available capacity of the zinc plant.

Strategic Investments

As at December 31, 2014, we held minority equity positions in 14 junior exploration companies, representing investments with a fair market value of approximately $19 million, as part of our strategy to populate a pipeline of projects with the potential for development. Our early stage opportunity pipeline consists of minority interests in junior exploration companies with projects in Canada, the United States, Chile, Peru and Colombia. We are continuing to evaluate new projects and potential investments to add to our portfolio and will seek to dispose of investments when the underlying projects are no longer consistent with our strategy.

Cash and Cash Equivalents

Our cash and cash equivalents as of December 31, 2014 were $207 million, and are held in low risk liquid investments and deposit accounts pursuant to our investment policy.

Other Information

Products and Marketing

Our principal products are copper concentrate and zinc. In 2014, we produced 161,300 tonnes of copper concentrate and 105,113 tonnes of cast zinc. In 2014 copper concentrate sales represented approximately 55% (2013 59%) and zinc metal sales represented approximately 44% (2013 40%) of our total gross consolidated revenue (which includes the unrealized gains and losses on derivatives associated with sales of copper and zinc), respectively.

In 2014, we sold approximately 65% of our copper concentrate production to third party purchasers in North America and Europe on benchmark terms, and in 2015 we expect to sell approximately 80% to third parties on benchmark terms. We sell the remainder of our copper concentrate production pursuant to shorter-term contracts as opportunities arise.

Following the commissioning of the molybdenum circuit at the Constancia processing plant, we will also be producing molybdenum concentrate for sale.

We sell gold and silver produced from our 777 mine and contained in our copper concentrate to Silver Wheaton pursuant to the terms of the 777 Stream Agreement. For additional information, see “Three Year History”.

We ship cast zinc metal produced at our Flin Flon zinc plant by rail and truck to third party customers in North America. Following the sale of our Zochem Inc. subsidiary in November 2011, we have been selling approximately 40% of our zinc production to Zochem Inc. at market terms.

Commodity Markets

Over the course of 2014, prices for our key metals traded within a relatively narrow range when compared to the previous four years. However, average prices for copper and precious metals were lower in 2014 than in 2013, while average zinc prices were higher. For additional information refer to our market analysis of copper, zinc, gold and silver prices during this period on pages 16 and 17 of our management’s discussion and analysis for the year ended December 31, 2014, a copy of which has been filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Specialized Skill and Knowledge

The success of our operations depends in part on our ability to attract and retain geologists, engineers, metallurgists and other personnel with specialized skill and knowledge about the mining and mineral processing industries in the geographic areas in which we operate. For additional information, see “Risk Factors — Human Resources”.

Competitive Conditions

The mining industry is intensely competitive and we compete with many companies in the search for and the acquisition of attractive mineral properties. In addition, we also compete for the technical expertise to find, develop, and operate such properties, the labour to operate the properties, and the capital for the purpose of funding such properties. For additional information, see “Risk Factors — Competition”.

Economic Dependence

We do not have any contracts upon which our business is substantially dependent, as our principal products, copper concentrate and zinc, are widely traded commodities and we may enter into contracts for the sale of such products with a variety of potential purchasers.

Environmental Protection

Our activities are subject to environmental laws and regulations. Environmental laws and regulations are evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. For additional information, see “Risk Factors — Governmental and Environmental Regulation”.

Our goal is to continue to improve our environmental performance. We have established an environmental management program directed at environmental protection and compliance to achieve our goal and address these regulatory changes. For additional information, see “Corporate Social Responsibility”.

Employees

As at December 31, 2014, we had 51 employees at our Toronto head office, 1,400 employees in Flin Flon and Snow Lake, Manitoba, 310 employees in Peru, 36 employees in Arizona and a small number elsewhere in North and South America where we do not currently conduct operations.

Of our 1,400 employees in Flin Flon and Snow Lake, approximately 1,091 were unionized as at December 31, 2014. In 1998, we entered into a labour stability agreement in respect of our existing Flin Flon/Snow Lake collective bargaining agreements, whereby we agreed with the unions that any collective agreement expiring prior to July 1, 2012 would be settled by way of binding arbitration in the event that the parties could not otherwise agree to a negotiated contract settlement. The collective bargaining agreements under which we are currently operating at HBMS expired on December 31, 2014. We are currently negotiating subsequent collective bargaining agreements, which will not be subject to the labour stability agreement.

HBMS maintains a profit sharing plan pursuant to which 10% of its after-tax profit (excluding provisions or recoveries for deferred income and mining tax) for any given year is distributed among eligible employees in the Flin Flon/Snow Lake operations, with the exception of executive officers and key management personnel.

Continuous Improvement

In early 2012, we began the process of formalizing our approach to continuous improvement in order to enhance our overall performance and contain costs. We refer to this approach as Continuous Improvement Process Optimization or CIPO.  The key objectives of our CIPO program are to:

•                  establish a standard process to manage continuous improvement activities;

•                  establish targets and accountabilities related to continuous improvement projects;

•                  maintain our competitive edge, reduce our costs and enhance our growth potential; and

•                  enhance our company culture by incorporating continuous improvement into the normal course of business.

CIPO is not a project with a start and end date, but rather it is a structure that defines how projects are managed. Under the CIPO governance structure, Project Champions have been identified in each of the functional areas of our company. Their activities are overseen by a CIPO Steering Committee whose main focus is to ensure that CIPO projects are aligned with our overall strategy and objectives. The governance structure provides a formal means by which any employee can submit a continuous improvement idea and receive feedback as to its status. Typically, employees who suggest projects are involved in the implementation. As well, CIPO governance is structured to ensure that all ideas are captured, evaluated consistently, and prioritized — with the goal of maintaining a high value project pipeline and a sustainable program.

Since inception of the formal CIPO program, we have completed approximately 153 projects, which are expected, and in many cases have begun, to deliver financial as well as health and safety benefits. We currently have approximately 48 active CIPO projects underway as well as a robust pipeline of new ideas for the next generation of projects.

CORPORATE SOCIAL RESPONSIBILITY

At Hudbay, we view our responsible corporate behaviour as integral to the successful execution of our business strategy, particularly in maintaining a good reputation with our regulators and communities — and being able to bring that good reputation to new communities and jurisdictions when we embark on new projects.  We therefore commit to our stakeholders to work to create benefits and opportunities that contribute to their economic and social sustainability, and to protect our natural environment. We also commit to our employees to maintain a safe and healthy work environment.  As described below, we have adopted a number of voluntary codes and other external instruments that we consider particularly relevant to our business, including ISO 14001, Occupational Health and Safety Assessment Series (“OHSAS”) 18001, the Voluntary Principles on Security and Human Rights, and our commitment to follow the Toward Sustainable Mining (“TSM”) program of the Mining Association of Canada at all our operating locations.

Health, Safety and Environmental Policies

Among our core values are protecting the health and welfare of our employees and contractors and reducing the impact of our operations on the environment. All of our producing operations have management systems certified to OHSAS 18001 and Environmental Management System Standard ISO 14001 or are, in the case of Constancia, on-track to have certified systems within two years of the start of operations. In addition, the production and supply of our cast zinc products are registered to the ISO 9001 quality standard.

We believe that ongoing improvement in the safety of our workplace assists in maintaining healthy labour relations and that our ability to minimize lost-time injuries and environmental regulatory violations is a significant factor in maintaining and realizing opportunities to improve overall operational efficiency. Our safety management systems include the Positive Attitude Safety System (“PASS”), which is in use at our Manitoba operations. The PASS system is based on facilitated discussions at all levels of the organization to increase each person’s involvement in recognizing and managing workplace risks. In 2014, our lost time accident frequency per 200,000 hours worked was 0.1. This is substantially lower than our frequency of 0.4 in 2013, largely due to the excellent safety performance at our Constancia construction project in Peru.  While we are proud of our exceptional performance in 2014, we are conscious of the challenge we will face in maintaining this performance level in 2015 and we are taking steps to maintain a high level of safety performance at all our locations.

We have established an environmental management program directed at environmental protection and compliance. The program consists of a corporate environmental policy, and at each site codes of practice, regular audits, the integration of environmental procedures with operating procedures, employee training and emergency prevention and response procedures. We have dedicated teams which are charged with managing our environmental activities and our compliance with all applicable environmental standards and regulations. Based on our Materiality Review using the GRI G4 framework and our commitment to TSM we are increasing our emphasis on biodiversity management. Appropriate water stewardship also plays an important role in the development and operation of our projects, particularly the Rosemont project. We did not have any material environmental non-compliances in 2014.

In 2014 we implemented a company wide information system for recording, managing and tracking environmental, health, safety and community incidents.

Human Rights Policy

Our Human Rights Policy adopted in May 2011 articulates our commitments to human rights and addresses topics such as business and labour practices, community participation and security measures. In 2014, we launched Corporate Standards for Stakeholder Engagement and Community Response Mechanism, which provides our business units with corporate direction on minimum standards with respect to supporting community relations and meeting the commitments we set out in our Human Rights Policy.

The Voluntary Principles on Security and Human Rights provide important guidance for our security and community relations practices in locations with higher potential for social conflict and, in Peru, we regularly audit security policies and practices and conduct gap analyses against Voluntary Principles.

Sustainability Reporting

We publish an annual corporate social responsibility report that further presents and discusses our environmental, social, health and safety performance. This report is prepared pursuant to the Global Reporting Initiative guidelines, which is the world’s most widely used sustainability framework. Our 2013 Corporate Social Responsibility Report has been prepared largely in accordance with the Core option of the G4 guidelines and is available on our website at http://hudbayminerals.com/files/cr2013/en/index.html and our 2014 report is expected to be released in the second quarter of 2015.

RISK FACTORS

An investment in our securities is speculative and involves significant risks that should be carefully considered by investors and prospective investors. In addition to the risk factors described elsewhere in this AIF, the risk factors that impact us and our business include, but are not limited to, those set out below. Any one or more of these risks could have a material adverse effect on our business, results of operations, financial condition and the value of our securities.

Metals Prices and Foreign Exchange

Our profit or loss and financial condition depend upon the market prices of metals, which are cyclical and which can fluctuate widely with demand for our metals. Demand is affected by numerous factors beyond our control, including the overall state of the economy, general level of industrial production, interest rates, rate of inflation, foreign exchange rates and investment demand for commodities. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. Prices are also affected by the overall supply of the metals we produce, which can be affected by the start-up of major new mines, production disruptions and closures of existing mines. Future price declines may, depending on hedging practices, materially reduce our profitability and could cause us to reduce output at our operations (including, possibly, closing one or more of our mines or plants), all of which could reduce our cash flow from operations.

In addition, since our core operations are located in Canada and Peru, many of our costs are incurred in Canadian dollars and Peruvian nuevo soles (“PEN”). However, our revenue is tied to market prices for copper, zinc and other metals we produce, which are typically denominated in United States dollars. If the Canadian dollar or PEN appreciate in value against the United States dollar, our results of operations and financial condition could be materially adversely affected. Although we may use hedging strategies to limit exposure to currency fluctuations, there can be no assurance that such hedging strategies will be successful or that they will mitigate the risk of such fluctuations.

Development of Key Projects

Our ability to bring Constancia to full production and to successfully develop the Rosemont project is subject to many risks and uncertainties, including: our ability to upgrade estimates of mineral resources into mineral reserves; completion of feasibility studies; the ability to generate sufficient free cash flows or secure adequate financing to fund such projects; obtaining and maintaining various permits and approvals from governmental authorities (including obtaining the remaining key permits for the Rosemont project); successful resolution of administrative and legal challenges against permits that have been issued to us; construction, commissioning and ramp-up risks; securing required surface and other land rights at Constancia; developing and maintaining good relationships with communities, local government and other stakeholders and interested parties; and political and social risk.

Significant amounts of capital will be required to bring our key projects to full production. Our capital and operating costs for such projects may be affected by a variety of factors, including project scope changes, local currency appreciation and general cost escalation common to mining projects globally. While we believe that we will have sufficient liquidity to satisfy spending requirements at Constancia and to complete our other planned key capital projects, cover our operating costs and meet our debt service obligations (including obligations under our Notes and credit facilities), to the extent that capital and operating costs or our working capital requirements are higher than currently forecast, metal prices decline materially from current levels or we have another unanticipated demand on our liquidity, we may need to raise additional financing or seek other sources of liquidity or pursue other corporate initiatives. Given current economic circumstances and other factors, there can be no certainty that sufficient financing or other transactions will be available on acceptable terms. If such financing or transactions are not available, our ability to fund our key capital projects would be materially impaired.

Additionally, the development of the Rosemont project may not occur as planned. We acquired Augusta with the expectation that the Rosemont project’s successful completion will result in increased copper and precious metals production and enhanced growth opportunities for the combined company. These anticipated benefits will primarily depend on whether and when the Rosemont project receives the permits required to commence construction and operate the mine. While we believe the permits will be granted, there can be no assurance that this will be the case and that any administrative and legal challenges to Rosemont’s permits will be successfully resolved. Moreover, there may be a delay in their issuance and further delay caused by administrative and legal challenges. In addition, most operational, strategic and staffing decisions with respect to the Rosemont project have not yet been made. These decisions and the ability to successfully bring the Rosemont project into production will present challenges to management, including possible unanticipated costs and liabilities. In particular, the feasibility study in respect of the Rosemont project was prepared by Augusta’s former management, prior to our acquisition. We are currently reviewing the cost, production and other assumptions underlying the previous feasibility study for the Rosemont project and are advancing the basic engineering. Once our review is complete and the engineering is sufficiently advanced, we expect to complete a feasibility study, including an estimation of the mineral resources and reserves at Rosemont. Any changes that we make to assumptions, or any such assumptions otherwise proving incorrect, could negatively impact project economics for Rosemont. The Rosemont project is also subject to a joint venture agreement under the Earn-In Agreement with UCM, which requires UCM’s consent for a number of important project decisions (including program and budget approval, and replacement of the operator). Any failure to agree with UCM on one of these decisions or any other disagreement or dispute with UCM could hinder our ability to successfully develop the project.

The capital expenditures and timeline needed to develop a new mine, such as Rosemont, are considerable and the economics of and ability to complete a project can be affected by many factors, including: inability to complete construction and related infrastructure in a timely manner; changes in the legal and regulatory environment; general cost escalation; currency fluctuations; industrial disputes; availability of parts, machinery or operators; delays in the delivery of major process plant equipment; inability to obtain, renew or maintain the necessary permits, licenses or approvals; unforeseen natural events; and political, social and other factors. Factors such as changes to technical specifications, failure to enter into agreements with contractors or suppliers in a timely manner, including contracts in respect of project infrastructure, and shortages of capital, may also delay or prevent the completion of construction or commencement of production or require the expenditure of additional funds. Many major mining projects constructed in the last several years, or under construction currently, have experienced cost overruns that substantially exceeded the capital cost estimated during the basic engineering phase of those projects, sometimes by as much as 50% or more. There can be no assurance that our current development projects or other projects we intend to develop will be able to be developed successfully or economically or that they will not be subject to the other risks described in this section.

Substantial Indebtedness

We have a significant amount of indebtedness.  As of December 31, 2014, our total debt was approximately $1.1 billion, consisting primarily of the Notes. We have subsequently incurred US$129.5 million of indebtedness under our credit facilities.

Subject to the limits contained in the indenture governing the Notes and any limits under our other debt instruments existing from time to time, we may incur substantial additional debt (including under our credit facilities) to finance working capital, capital expenditures, investments or acquisitions or for other purposes. If we do so, the risks related to our high level of indebtedness could intensify. Specifically, our substantial level of indebtedness could have important consequences, including:

•                  limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

•                  requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•                  increasing our vulnerability to general adverse economic and industry conditions;

•                  exposing the company to the risk of increased interest rates as certain of our borrowings are at variable rates of interest;

•                  limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

•                  placing the company at a disadvantage compared to other less leveraged competitors; and

•                  increasing our cost of borrowing.

Political and Social Risks

The implementation of new, or the modification of existing, laws and regulations affecting our operations and other mineral properties could have a material adverse impact on us and our projects. Such laws or events could involve the expropriation of property, implementation of exchange controls and price controls, increases in production royalties and income and mining taxes, refusal to grant or renew required permits, licenses, leases or other approvals or requiring unfavourable amendments to or revoking current permits and licenses, and enacting environmental or other laws that would make contemplated operations uneconomic or impractical. The risk exists that further government limitations, restrictions or requirements, not presently foreseen, will be implemented. In addition, changes in policy that alter laws regulating the mining industry could have a material adverse effect on us.

There can be no assurance that industries which are deemed to be of national or strategic importance in countries in which we have operations or assets will not be nationalized. There also can be no assurance that our assets in these countries will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by a government authority or other body.

In situations where we have acquired mineral rights, we may not be able to secure required surface rights. In addition, in situations where we possess surface rights, our land may be illegally occupied. Any inability to secure required surface rights or take possession of areas for which we hold surface rights could render us unable to carry out planned exploration, development and mining activities. We are at the highest risk of this occurring in Peru.

Notwithstanding the expressed intention of the current national government in Peru to support mining as a driver for the continued growth and future development of the country, other mining projects—like the Conga project in northern Peru and projects in the Cusco region in southern Peru—have been the target of initiatives that have delayed and disrupted project development and operations. Such initiatives, as well as political or social unrest or instability, could adversely affect our ability to operate the Constancia project. Such adverse effects could result from positions or actions that may be taken by the national government or at the regional, community or local levels including encroaching on our land, challenging the boundaries of such land or our rights to possess and operate on such land, protesting against our project (including the environmental or social impacts of our project), impeding project activities through roadblocks or other public manifestations and attacking project assets or personnel. During the last several years, certain mining projects in Peru have been the target of political and community protests. By way of example, in late 2011, construction activities at the Conga project in northern Peru were suspended at the request of the central government following increasing protests by anti-mining activists led by the regional president. While there have been some initiatives in respect of the Constancia project, including attempts to restrict access by workers and members of the local community, those initiatives have been limited and have not significantly disrupted the project’s development. There is the risk that more significant opposition may be mounted that may affect our ability to develop and operate the Constancia project.

Aboriginal Rights and Title to Mineral Properties

Claimed rights of aboriginal peoples, including the Mathias Colomb Cree Nation (“MCCN”), may affect our ability to operate our Lalor and Reed mines and other mineral properties. For example, in January and March of 2013, members of the MCCN staged two separate blockades that each impeded access to our Lalor site for part of a business day. After the two blockades, we successfully applied to the Manitoba Court of Queen’s Bench for an interlocutory injunction to prevent any further blockades at our Manitoba operations. There can be no assurance that other disruptions will not be initiated, which initiatives may affect our ability to explore and develop our properties and conduct our operations.

Although we believe we have taken reasonable measures to ensure valid title to our properties, there can be no assurance that title to any of our properties will not be challenged or impaired. Third parties may have valid claims underlying portions of our interests, including prior unregistered liens, agreements, transfers or claims, and aboriginal land claims, and title may be affected by, among other things, undetected defects or unforeseen changes to the boundaries of our properties by governmental authorities.

A portion of the present Rosemont property is located on unpatented mine and millsite claims located on US federal public lands. The right to use such claims is granted under the United States General Mining Law of 1872. Unpatented mining claims are unique property interests in the United States, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. While we believe there are no material defects in title of the Rosemont project lands, any such defects could materially impact our ability to develop and operate the project.

Government Approvals and Permits

Government approvals and permits are currently required in connection with all of our operations, and further approvals and permits will be required in the future. The success of our efforts to obtain and maintain permits is contingent upon many variables outside of our control. Obtaining and complying with governmental permits may increase costs and cause delays. There can be no assurance that all necessary permits will be obtained and, if obtained, that the time and costs involved will not exceed our estimates or that we will be able to maintain such permits as a result of, among other things, conditions imposed or legal challenges. To the extent such approvals are required and not obtained or maintained, our operations may be curtailed or we may be prohibited from proceeding with planned exploration, development, or operation of mineral properties. As discussed above, in particular, the development of our Rosemont project is contingent on receiving key permits, among other things.

Human Resources

The success of our operations and development projects depend in part on our ability to attract and retain geologists, engineers, metallurgists and other personnel with specialized skill and knowledge about the mining industry in the geographic areas in which we operate. The success of our operations in Snow Lake, Manitoba and southern Peru, in particular, depend in part on our ability to attract new skilled personnel to work for us in these geographic areas. Challenges in recruiting employees to work at our Snow Lake operations has led to a higher reliance on contractor labour than expected and correspondingly higher costs.

We also are dependent on a number of key management and operating personnel, and our success will depend in large part on the efforts of these individuals and our ability to retain them. We do not have any key person insurance on any of these individuals.

There can be no assurance that our business will not suffer from a work stoppage at any location where we operate. The collective agreements that we have with our employees at our Flin Flon and Snow Lake operations expired in December 2014 and there can be no assurance that we will be able to successfully negotiate new collective agreements or that one or more unions will not strike before we are able to do so. We have received notice from one such union that its members have approved strike action. From time to time we may temporarily suspend or close certain of our operations and we may incur significant labour and severance costs as a result of a suspension or closure. Further, temporary suspensions and closures may adversely affect our future access to skilled labour, as employees who are laid off may seek employment elsewhere.

Anti-Bribery Legislation

We are subject to the U.S. Foreign Corrupt Practices Act (“FCPA”), which prohibits corporations and individuals from paying, offering to pay, or authorizing the payment of anything of value to any foreign government official, government staff member, political party, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect their transactions and to devise and maintain an adequate system of internal accounting controls. We are also subject to Canada’s Corruption of Foreign Public Officials Act (“CFPOA”), which prohibits corporations and individuals from giving or offering to give a benefit of any kind to a foreign public official, or any other person for the benefit of the foreign public official, where the ultimate purpose is to obtain or retain a business advantage.

Our international activities, including our Constancia project and exploration activities elsewhere in South America, create the risk of unauthorized payments or offers of payments by our employees, consultants or agents to foreign persons. While we have implemented safeguards that are intended to prevent these practices, our existing safeguards and any future improvements to such safeguards may not be completely effective, and our employees, consultants or agents may engage in conduct for which we might be held responsible. Any failure to comply with the FCPA, the CFPOA and applicable laws and regulations in foreign jurisdictions could result in substantial penalties or restrictions on our ability to conduct business in certain foreign jurisdictions, which may have a material adverse impact on us and our share price.

Community Relations

Our relationships and reputation, particularly with the communities in which we operate in Manitoba, Peru and Arizona, are critical to the future success of our existing operations and the construction and/or development of future projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by those activities. Publicity adverse to us, our operations, or extractive industries generally, including as a result of anti-mining protests or publications, could have an adverse effect on us and may impact our reputation and relationship with the communities in which we operate, including the communities surrounding our key projects and other stakeholders. For example, while we have entered into life-of-mine agreements with two local communities directly affected by the Constancia project, two families still need to agree to be relocated pursuant to one of these agreements. In addition, there can be no assurance that disputes will not arise with these communities or with other communities in the area or that we will be able to secure the agreements required to ensure we have the necessary surface rights to successfully complete the project, including the surface rights over the Pampacancha deposit. There is a risk that relations with local communities may be strained by real or perceived detrimental effects associated with our activities or those of other mining companies and that those strains may impact our ability to enforce these agreements or obtain necessary permits and approvals to operate the Constancia project. While we are committed to operating in accordance with applicable laws and in a socially responsible manner, there can be no assurance that our efforts in this respect will mitigate this potential risk.

Depletion of Reserves

Subject to any future expansion or other development, production from existing operations at our mines will typically decline over the life of the mine. As a result, our ability to maintain our current production or increase our annual production of base and precious metals and generate revenues therefrom will depend significantly upon our ability to discover or acquire and to successfully bring new mines into production and to expand mineral reserves at existing mines. Exploration and development of mineral properties involves significant financial risk. Very few properties that are explored are later developed into operating mines. Whether a mineral deposit will be commercially viable depends on a number of factors, including: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; political and social stability; and government regulation, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Even if we identify and acquire an economically viable ore body, several years may elapse from the initial stages of development. We may incur significant expenses to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities. As a result, we cannot provide assurance that our exploration or development efforts will result in any new commercial mining operations or yield new mineral reserves to replace or expand current mineral reserves.

Mining and Processing

Mining operations, including exploration, development and production of mineral deposits, generally involve a high degree of risk and are subject to conditions and events beyond our control. Our operations are subject to all of the hazards and risks normally encountered in the mining industry including: adverse environmental conditions; industrial and environmental accidents; metallurgical and other processing problems; unusual or unexpected rock formations; ground or slope failures; structural cave-ins or slides; flooding or fires; seismic activity; rock bursts; equipment failures; and periodic interruptions due to weather conditions. These risks could result in significant damage, including destruction of mines, equipment and other operations, resulting in partial or complete shutdowns, personal injury or death, environmental or other damage to our properties or the properties of others, delays in mining, monetary losses and potential legal liability. In addition, although we conduct extensive maintenance and incur significant costs to maintain and upgrade our fixed and mobile equipment and infrastructure, failures may occur that cause injuries or production loss.

Failure to achieve production, cost or life-of-mine estimates could have an adverse impact on our future cash flows, profitability, results of operations and financial condition. Our actual production, costs and the productive life of a mine may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics, short-term operating factors relating to the mineral reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades, revisions to mine plans, risks and hazards relating to mining and availability of and cost of labour and materials.

Any inability to provide adequate feed to our processing facilities could adversely impact our profitability or impair the viability of our processing facilities.

Governmental and Environmental Regulation

Our activities are subject to various laws and regulations governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, toxic substances, protection of the environment and other matters. Environmental regulation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, and more stringent environmental assessments of proposed projects. There can be no assurance that existing or future environmental regulation will not materially adversely affect our business, financial condition and results of operations. There is contamination on properties that we own or owned or for which we have or have had care, management or control and, in some cases on neighbouring properties, that may result in a requirement to remediate, which could involve material costs. We could be held responsible for investigative-cleanup cost relating to presently unknown contamination on our properties. We may also acquire properties with environmental risks. Any investigative and remediation costs for known or unknown contamination, or for future releases of hazardous or toxic substances at our properties or related to our activities, could be material.

Although we believe that our activities are currently carried out in material compliance with applicable laws and regulations, no assurance can be given that new laws and regulations will not be enacted or that existing laws and regulations will not be amended or applied in a manner that could have a material adverse effect on our business, financial condition and results of operations. Any failure to comply with such laws and regulations may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. We may be required to compensate those suffering loss or damage relating to mining activities, and we may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Energy Prices and Availability

Our mining operations and facilities are intensive users of electricity and carbon based fuels. Energy prices can be affected by numerous factors beyond our control, including global and regional supply and demand, political and economic conditions, and applicable regulatory regimes. The prices of various sources of energy we rely on may increase significantly from current levels and any such significant increase could have an adverse effect on our profitability.

The Notes and Other Indebtedness

Our ability to make scheduled payments on or refinance our debt obligations, including the Notes, depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the Notes.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness, including the Notes. We may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow us to meet our scheduled debt service obligations. The indenture governing the Notes restricts our ability to dispose of assets and use the proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

If we cannot make scheduled payments on our debt, we will be in default and holders of the Notes could declare all outstanding principal and interest to be due and payable, causing a cross-acceleration or cross-default under certain of our other debt agreements and our other creditors could foreclose against the collateral securing our obligations and we could be forced into bankruptcy or liquidation.

In addition, the indenture governing the Notes contains a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest, including restrictions on our ability to:

•                  incur additional indebtedness;

•                  pay dividends or make other distributions or repurchase or redeem capital stock;

•                  prepay, redeem or repurchase certain debt;

•                  make loans and investments;

•                  sell assets;

•                  incur liens;

•                  enter into transactions with affiliates;

•                  alter the businesses we conduct;

•                  enter into agreements restricting our subsidiaries’ ability to pay dividends; and

•                  consolidate, amalgamate, merge or sell all or substantially all of our assets.

A breach of the covenants under the indenture governing the Notes or our other debt instruments from time to time could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In the event the holders of our Notes or our lenders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness. These restrictions may affect our ability to grow in accordance with our strategy. As a result of these restrictions, we may be:

•                  limited in how we conduct our business;

•                  unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•                  unable to compete effectively or to take advantage of new business opportunities.

Transportation and Infrastructure

At our mines in northern Manitoba and Saskatchewan, we are dependent upon a single railway and certain short-line rail networks to transport purchased concentrate to our Flin Flon metallurgical complex and to transport products from the Flin Flon metallurgical complex for further processing or to our customers. In addition, the Constancia project requires the cooperation of local government and other third parties to transport the produced concentrates approximately 450 kilometres by road to the Port of Matarani. We may have similar dependencies at future mining and processing operations. Inability to secure reliable and cost-effective transportation and other infrastructure, or disruption of these services due to weather-related problems, strikes, lock-outs or other events could have a material adverse effect on our operations. If transportation for our products is or becomes unavailable, our ability to market our products could suffer. In addition, increases in our transportation costs, relative to those of our competitors, could make our operations less competitive and could adversely affect our profitability.

Competition

The mining industry is intensely competitive and we compete with many companies possessing greater financial and technical resources than us. Since mines have a limited life, we must compete with others who seek mineral reserves for attractive, high quality mining assets. In addition, we also compete for the technical expertise to find, develop, and operate such properties, the labour to operate the properties and the capital for the purpose of funding such properties. Existing or future competition in the mining industry could materially adversely affect our prospects for mineral exploration and success in the future.

Mineral Resource and Reserve Estimates

There are numerous uncertainties inherent in estimating mineral reserves and mineral resources and the future cash flows that might be derived from their production. Estimates of mineral reserves and mineral resources, and future cash flows necessarily depend upon a number of variable factors and assumptions, including, among other things, ability to achieve anticipated tonnages and grade, geological and mining conditions that may not be fully identified by available exploration data or that may differ from experience in current operations, historical production from the area compared with production from other producing areas, the assumed effects of regulation by governmental agencies and assumptions concerning metal prices, exchange rates, interest rates, inflation, operating costs, development and maintenance costs, reclamation costs, and the availability and cost of labour, equipment, raw materials and other services required to mine and refine the ore. In addition, there can be no assurance that mineral recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. For these reasons, estimates of our mineral reserves and mineral resources in our public disclosure, and any estimates of future cash flows may vary substantially from our actual results.

Reclamation and Mine Closure Costs

The ultimate timing of, and costs for, future removal and site restoration could differ from current estimates. Our estimates for this future liability are subject to change based on amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations.

In addition, regulatory authorities in various jurisdictions require us to post financial assurances to secure, in whole or in part, future reclamation and restoration obligations in such jurisdictions. Changes to the amounts required, as well as the nature of the collateral to be provided, could significantly increase our costs, making the maintenance and development of existing and new mines less economically feasible, and any capital resources we utilize for this purpose will reduce the resources available for our other operations and commitments. Although we accrue for future closure costs, we do not necessarily reserve cash in respect of these obligations or otherwise fund these obligations in advance. As a result, we will have significant cash costs when we are required to close and restore mine sites.

Post-Retirement Obligations

We have assets in defined benefit pension plans which arise through employer contributions and returns on investments made by the plans. The returns on investments are subject to fluctuations depending upon market conditions and we are responsible for funding any shortfall of pension assets compared to our pension obligations under these plans. Our liabilities under defined benefit pension plans are estimated based on actuarial and other assumptions. These assumptions may prove to be incorrect and may change over time and the effect of these changes can be material. We also have substantial commitments for post-retirement health and other benefits for which no specific funding arrangements are in place.

Tax Refunds

We expect to receive substantial tax refunds in the next twelve months of previously paid value added taxes from the Peruvian government. Although we believe we are following the appropriate process to obtain the refunds and have received payments with respect to prior refund applications, there is no assurance that all amounts owing to us will be received on a timely basis or at all.

Credit Risk

We mitigate credit risk relating to customers of our copper, zinc and precious metals by carrying out credit evaluations on our customers, making a significant portion of sales on a cash basis and maintaining insurance on trade receivables. If customers default on the credit extended to them and our loss is not covered by insurance, results of operations could be materially adversely affected. Further, we may enter into offsetting derivative contracts for which we do not obtain collateral or other security. In the event of non-performance by counterparties in connection with such derivative contracts, we are further exposed to credit risk.

Insurance

Our insurance will not cover all the potential risks associated with our operations. In addition, although certain risks are insurable, we may be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us on acceptable terms. Losses from uninsured events may cause us to incur significant costs.

Information Technology Systems

Our operations depend, in part, on information technology (“IT”) systems.  Our IT systems are subject to disruption, failure or damage from a number of threats, including, but not limited to, security breaches, computer viruses, cable cuts, natural disasters, terrorism, power loss, vandalism and theft. Although to date we have not experienced any material losses relating to IT system disruptions, failure or damage, cyber attacks or other information security breaches, there can be no assurance that we will not incur such losses in the future. Any of these and other events could result in IT system failures, operational delays, production downtimes, security breaches, destruction or corruption of data or other improper use of our IT systems and networks, any of which could have an adverse effect on our reputation, results of operations and financial performance. Our exposure to these risks cannot be fully mitigated because of, among other things, the evolving nature of these threats; as such threats continue to evolve, we may be required to expend additional resources to continue to change or improve protective measures and to investigate and remediate any security vulnerabilities.

Dividend Payments

The Notes impose certain restrictions on our ability to make restricted payments, including common dividends. Our ability to make subsequent dividend payments at current levels will be subject to compliance with the covenants contained in our debt agreements along with other liquidity considerations. At all times, the declaration of dividends is subject to the discretion of our board of directors.

Market Price of Common Shares

Our share price may be significantly affected by short-term changes in commodity prices or in our financial condition or results of operations. Other factors unrelated to our performance that may have an effect on the price of our common shares include a lessening in trading volume and general market interest in our securities and the size of our public float. As a result of any of these factors, the market price of our common shares, at any given point in time, may not accurately reflect our long-term value. Securities class action litigation has been brought against companies following periods of volatility in the market price of their securities and issuers listed on U.S. stock exchanges (as we are), in particular, have been subject to increasing shareholder litigation. We may in the future be the target of similar litigation.

“Passive foreign investment company” under the U.S. Internal Revenue Code

We do not believe we are a “passive foreign investment company” under Section 1297(a) of the U.S. Internal Revenue Code (“PFIC”) for the current taxable year. If we derive 75% or more of our gross income from certain types of ‘‘passive’’ income (such as rents, royalties, interest, dividends, and other similar types of income), or if the quarterly average value during a taxable year of our ‘‘passive assets’’ (generally, assets that generate passive income) is 50% or more of the average value of all assets held by us, then the PFIC rules may apply to U.S. taxpayers that hold our common shares (regardless of the extent of their ownership interest in us). Several ‘‘look-through’’ rules apply in determining PFIC status, including that a 25% or more owned subsidiary corporation’s income and assets will be deemed those of its parent for purposes of the PFIC rules. Thus, a sufficiently active subsidiary may allow a parent corporation to avoid PFIC status, depending on the circumstances. Whether we are considered a PFIC for a specific taxable year is a factual determination that must be made annually at the end of that taxable year. As a result, our status in the current and future years will depend on the composition our gross income, our assets and activities in those years and our market capitalization as determined on the end of each calendar quarter, and there can be no assurance that we will or will not be considered a PFIC for any taxable year.

If we are classified as a PFIC during any portion of a U.S. taxpayer’s holding period for our common shares, as determined for U.S. federal income tax purposes, such taxpayer would be subject to adverse U.S. federal income tax consequences under the PFIC rules.  In such case (except as discussed below), any excess distribution (generally a distribution in excess of 125% of the average distribution over a three-year period or shorter holding period for our common shares) and realized gain on the sale, exchange or other disposition of our common shares will be treated as ordinary income and generally will be subject to tax as if (a) the excess distribution or gain had been realized rateably over the U.S. taxpayer’s holding period, (b) the amount deemed realized in each year had been subject to tax in each such year at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would generally be subject to tax at the U.S. taxpayer’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed in (c) below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. Where a company that is a PFIC meets certain reporting requirements, a U.S. taxpayer may be able to mitigate certain adverse PFIC consequences described above by making a “qualified electing fund” (“QEF”) election to be taxed currently on its proportionate share of the PFIC’s ordinary income and net capital gains.  If we determine that we are a PFIC for any taxable year, we will determine at that time whether we will comply with the necessary accounting and record keeping requirements that would allow a U.S. taxpayer to make a QEF election with respect to us.  We have no obligation to determine whether we are a PFIC and may not make any such determination.

Growth Strategy

We evaluate growth opportunities and continue to consider the acquisition and disposition of exploration and development properties and mineral assets to achieve our strategy. We, from time to time, engage in discussions in respect of both acquisitions and dispositions, and other business opportunities, but there can be no assurance that any such discussions will result in a successfully completed transaction.

Fluctuations in the Value of Equity Investments

We are exposed to market risk from the share prices of our equity investments in listed junior exploration companies. These investments are made to foster strategic relationships, in connection with joint venture agreements and for investment purposes. The share prices of these equity investments may be significantly affected by short-term changes in capital markets, commodity prices or in their financial condition or results of their operations, and as a result, will affect the value of our investments.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

We are authorized to issue an unlimited number of common shares, of which there were 233,659,523 common shares issued and outstanding as of March 27, 2015.

Holders of common shares are entitled to receive notice of any meetings of our shareholders, to attend and to cast one vote per common share at all such meetings. Holders of common shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the common shares entitled to vote in any election of directors may elect all directors standing for election. Holders of common shares are entitled to receive, on a pro-rata basis, such dividends, if any, as and when declared by our board of directors at its discretion from funds legally available therefor. Upon our liquidation, dissolution or winding up, holders of common shares are entitled to receive, on a pro-rata basis, our net assets after payment of debts and other liabilities, in each case, subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of common shares with respect to dividends or liquidation. The common shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Options and Warrants

As of December 31, 2014, we have outstanding obligations to issue up to 26,288,141 common shares, as follows:

•                  Hudbay warrants to acquire an aggregate of 21,830,490 common shares of Hudbay were outstanding, which are governed by our Warrant Indenture dated as of July 15, 2014 with Equity Financial Trust Company. The Hudbay warrants entitle the holders to acquire a common share of Hudbay at a price of $15.00 per share on, but not prior to, July 20, 2018.

Hudbay may, at its option, upon written notice to the Hudbay warrant holders, settle the exercise of warrants for the in-the-money value, in cash, shares or a combination thereof;

•                  A total of 4,674,951 warrants issued by Augusta (the “Augusta Warrants”) prior to the Augusta Acquisition remain outstanding; 1,374,951 of the Augusta Warrants have an exercise price of US$3.85 and an expiry date of July 22, 2015, while 3,300,000 Augusta Warrants have an exercise price of US$2.12 and an expiry date of December 12, 2016. Pursuant to the terms of the Augusta Warrants, such warrants are now exercisable for, in lieu of 4,674,951 shares of Augusta, the consideration of 0.315 of a Hudbay common share and 0.17 of a warrant to acquire a Hudbay common share; the Augusta Warrants are exercisable to acquire an aggregate of 1,472,610 common shares of Hudbay and 794,742 warrants of Hudbay; and

•                  options to acquire an aggregate of 2,190,299 common shares outstanding, with a weighted average exercise price of $15.96.

Preference Shares

We are authorized to issue an unlimited number of preference shares, none of which were issued and outstanding as of the date of this AIF.

Preference shares may from time to time be issued and the directors may fix the designation, rights, privileges, restrictions and conditions attaching to any series of preference shares.  Preference shares shall be entitled to preference over the common shares and over any other of our shares ranking junior to the preference shares with respect to the payment of dividends and the distribution of assets or return of capital in the event of our liquidation, dissolution or winding up or any other return of capital or distribution of our assets among our shareholders for the purpose of winding up our affairs.  Preference shares may be convertible into common shares at such rate and upon such basis as the directors in their discretion may determine. No holder of preference shares will be entitled to receive notice of, attend, be represented at or vote at any annual or special meeting, unless the meeting is convened to consider our winding up, amalgamation or the sale of all or substantially all of our assets, in which case each holder of preference shares will be entitled to one vote in respect of each preference share held. Holders of preference shares will not be entitled to vote or have rights of dissent in respect of any resolution to, among other things, amend our articles to increase or decrease the maximum number of authorized preference shares, increase or decrease the maximum number of any class of shares having rights or privileges equal or superior to the preference shares, exchange, reclassify or cancel preference shares, or create a new class of shares equal to or superior to the preference shares.

Senior Unsecured Notes

On September 13, 2012, we issued US$500 million aggregate principal amount of Initial Notes. On June 20, 2013, December 9, 2013 and August 6, 2014, we issued US$150 million, US$100 million and US$170 million aggregate principal amount, respectively, of Additional Notes. The US$920 million aggregate principal amount of Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by substantially all of our existing and future subsidiaries other than our subsidiaries associated with the Constancia project and the Rosemont project.

The Notes contain certain customary covenants and restrictions for a financing instrument of this type. Although there are no maintenance covenants with respect to our financial performance, there are transaction-based restrictive covenants that limit our ability to incur additional indebtedness in certain circumstances. In addition, our ability to make restricted payments in excess of an aggregate of US$30 million, including dividend payments, is subject to our compliance with certain covenants which require either the generation of sufficient net earnings or, in the case of semi-annual dividend payments in an amount not exceeding US$20 million, the maintenance of a ratio of consolidated debt to earnings before interest, tax, depreciation and amortization of 2.50 to 1.00 or less.

At any time prior to October 1, 2016, we may redeem the Notes, in whole but not in part, at a redemption price equal to 100.00% of the aggregate principal amount of the Notes plus an amount equal to the greater of (i) 1% of the principal amount of the Notes to be redeemed and (ii) the excess, if any, of (a) the present value as of the date of redemption of the October 1, 2016 redemption price of the Notes (as described below) plus required interest payments through October 1, 2016 over (b) the then outstanding principal amount of such Notes, plus, in either case, accrued and unpaid interest.

On or after October 1, 2016, we may redeem the Notes, at our option in whole or in part, at the redemption prices (expressed as percentages of the principal amount of the Notes to be redeemed) set forth below, plus accrued and unpaid interest, if redeemed during the twelve-month period beginning on October 1 of each of the years indicated below:

Year	Percentage
2016	104.750%
2017	102.375%
2018 and thereafter	100.000%

In addition, we may redeem up to 35% of the Notes prior to October 1, 2015 with the net cash proceeds from certain equity offerings at a redemption price equal to 109.500% of the aggregate principal amount thereof, plus accrued and unpaid interest.

Credit Ratings

The following table sets out the credit ratings we received from Standard and Poor’s Ratings Services (“S&P”) and Moody’s Investors Services (“Moody’s”) on March 13, 2015 and July 31, 2014, respectively.

Credit Rating Organization
	S&P	Moody’s
Corporate Credit Rating	B-	B3
9.50% Senior Unsecured Notes	B-	B3

As at March 13, 2015, following the increase in our revolving credit facility, S&P has lowered its issue-level rating on the Notes to ‘B-’ from ‘B’, revised its recovery rating on the Notes to ‘3’ from ‘2’ and maintained its ‘B-’ long-term corporate credit rating and positive outlook on us. S&P’s credit ratings are on a rating scale that ranges from AAA (highest quality) to D (lowest quality). The ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. According to S&P’s rating system, an obligor rated ‘B’ currently has the capacity to meet its financial commitments, but adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitments. A ‘B’ rating is the sixth highest of ten categories in S&P’s rating system.

S&P’s issue credit ratings are based, in varying degrees, on its analysis of the following considerations: (i) likelihood of payment; (ii) nature of and provisions of the obligation; and (iii) protection afforded by, and relative position of, the obligation in the event of bankruptcy. S&P’s recovery ratings focus solely on expected recovery in the event of a payment default of a specific issue, and utilize a numerical scale that runs from 1+ to 6. The recovery rating is not linked to, or limited by, the issuer credit rating or any other rating, and provides a specific opinion about the expected recovery. A ‘3’ recovery rating indicates S&P’s expectations of meaningful (50%-70%) recovery in the event of default.

S&P’s issuer credit rating is a forward-looking opinion about an obligor’s overall creditworthiness in order to pay its financial obligations. This opinion focuses on the obligor’s capacity and willingness to meet its financial commitments as they come due. It does not apply to any specific financial obligation.

On June 27, 2014, Moody’s raised our speculative grade liquidity rating to SGL-3 from SGL-4 and changed our ratings outlook to positive from negative. As at July 31, 2014, Moody’s has maintained its ‘B3’ corporate family rating, its ‘B3’ probability of default rating, its SGL-3 speculative grade liquidity rating and its positive ratings outlook on us; it has assigned the Notes a ‘B3’ rating.

Moody’s credit ratings are on a rating scale that ranges from Aaa (highest quality) to C (lowest quality). Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. Moody’s speculative grade liquidity ratings are on a rating scale that ranges from SGL-1 (best liquidity) to SGL-4 (weakest liquidity).

According to Moody’s credit rating system, obligations rated ‘B’ are considered speculative and are subject to high credit risk. A ‘B’ rating is the sixth highest of nine categories in Moody’s rating system.

According to Moody’s speculative grade liquidity rating system, an issuer with an ‘SGL-3’ rating possesses adequate liquidity and is expected to rely on external sources of committed financing and, based on its evaluation of near-term covenant compliance, in Moody’s opinion there is only a modest cushion and the issuer may require covenant relief in order to maintain orderly access to funding lines.

Moody’s corporate family ratings are long-term ratings that reflect the likelihood of a default on a corporate family’s contractually promised payments and the expected financial loss suffered in the event of default. A corporate family rating is assigned to a corporate family as if it had a single class of debt and a single consolidated legal entity structure. A probability of default rating is a corporate family-level opinion of the relative likelihood that any entity within a corporate family will default on one or more of its long-term debt obligations.

Moody’s long-term ratings are assigned to issuers or obligations with an original maturity of one year or more and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default.

Moody’s speculative grade liquidity ratings are opinions of an issuer’s relative ability to generate cash from internal resources and the availability of external sources of committed financing, in relation to its cash obligations over the coming 12 months.

The credit ratings and stability ratings we received from S&P and Moody’s are not a recommendation to buy, sell or hold our securities and may be subject to revision or withdrawal at any time by either such credit rating organization. S&P and Moody’s each charged us a fee in respect of the credit ratings service they provided.

DIVIDENDS

We paid an inaugural semi-annual dividend of $0.10 per common share on September 30, 2010 and have continued to pay a semi-annual dividend in March and September of each year of $0.10 per share until the dividend paid on September 30, 2013, which was set at $0.01 per share. Since that time, our semi-annual dividend has continued to be paid at $0.01 per share. On February 19, 2015, our board of directors approved the payment of a dividend of $0.01 per common share payable on March 31, 2015 to shareholders of record on March 13, 2015. At all times, the declaration of dividends is subject to the discretion of our board of directors.

MARKET FOR SECURITIES

Price Range and Trading Volume

Our common shares are listed on the TSX and the NYSE under the symbol “HBM”. The volume of trading and the high and low trading price of our common shares on the TSX and NYSE during the periods indicated are set forth in the following table.

	Trading of Common Shares on TSX			Trading of Common Shares on NYSE
	High	Low	Volume	High	Low	Volume
Period - 2014	($)	($)	(common shares)	(US$)	(US$)	(common shares)

January	10.03	8.25	17,710,448	9.14	7.59	777,426
February	9.45	8.33	13,987,045	8.58	7.51	550,711
March	9.51	8.12	12,631,967	8.66	7.25	1,702,212
April	9.74	8.40	8,385,758	8.82	7.67	496,181
May	10.85	8.86	12,373,361	9.95	8.14	422,783
June	10.37	9.46	10,940,333	9.75	8.74	456,511
July	11.80	9.81	25,724,763	10.98	9.21	1,010,208
August	11.85	10.85	13,207,338	10.86	9.98	1,057,537
September	11.33	9.48	13,677,142	10.45	8.51	1,310,478
October	9.63	8.05	14,359,891	8.57	7.13	1,738,519
November	9.68	7.93	11,622,774	8.61	6.95	1,010,868
December	10.23	8.22	19,499,082	8.82	7.22	1,592,816

On March 27, 2015, the closing prices of our common shares on the TSX and NYSE were $10.41 and US$8.26 per common share, respectively.

Our warrants are listed on the TSX and the NYSE under the symbols “HBM.WT” and “HBM/WS”, respectively. The volume of trading and the high and low trading price of our warrants on the TSX and NYSE during the periods indicated are set forth in the following table.

	Trading of Warrants on TSX			Trading of Warrants on NYSE
	High	Low		High	Low
Period - 2014	($)	($)	Volume	(US$)	(US$)	Volume

January	—	—	—	—	—	—
February	—	—	—	—	—	—
March	—	—	—	—	—	—
April	—	—	—	—	—	—
May	—	—	—	—	—	—
June	—	—	—	—	—	—
July	2.40	2.10	1,344,947	—	—	—
August	2.39	1.55	986,611	—	—	—
September	1.88	1.01	789,719	—	—	—
October	1.18	0.62	441,990	0.73	0.55	19,876
November	1.10	0.61	906,924	1.03	0.53	39,481
December	1.06	0.66	577,360	1.03	0.42	84,548

On March 27, 2015, the closing prices of our warrants on the TSX and NYSE were $1.15 and US$0.95 per warrant, respectively.

Prior Sales

On August 6, 2014, we issued US$170 million aggregate principal amount of Additional Notes, priced at 107% of the aggregate principal amount, resulting in gross proceeds of US$181.9 million and will yield 8.03% to maturity.

DIRECTORS AND OFFICERS

Board of Directors

David Garofalo Richmond Hill, Ontario, Canada	Director since: August 4, 2010

Mr. Garofalo has been Hudbay’s President and Chief Executive Officer since July 2010. Previously, he served as Senior Vice President, Finance and Chief Financial Officer and a director with Agnico-Eagle Mines Limited.

Igor Gonzales Lima, Peru	Director since: July 31, 2013 Committee memberships: — Environmental, Health, Safety and Sustainability (“EHSS”) Committee — Technical Committee

Mr. Gonzales has more than 30 years of experience in the mining industry. He joined Compañia de Minas Buenaventura S.A.A. in November 2014 as Vice President of Operations. Mr. Gonzales was with Barrick Gold Corporation from 1998 to 2013, most recently as Executive Vice President and Chief Operating Officer. Between 1980 and 1996, Mr. Gonzales served in various roles with Southern Peru Copper Corporation.

Tom A. Goodman Denare Beach, Saskatchewan, Canada	Director since: June 14, 2012 Committee memberships: — EHSS Committee (Chair) — Technical Committee

Mr. Goodman worked for Hudbay for over 34 years in a wide variety of operational, technical and management positions, including his last two years as Senior Vice President and Chief Operating Officer. He retired as an executive officer effective June 1, 2012.

Board of Directors

Alan R. Hibben Toronto, Ontario, Canada	Director since: March 23, 2009 Committee memberships: — Compensation Committee — Corporate Governance and Nominating Committee

Mr. Hibben has held several senior positions with RBC Capital Markets, including his most recent role as Managing Director, which he retired from in December, 2014. He was also Chief Executive Officer, RBC Capital Partners from 2000 to 2007. Upon his retirement in 2014, Mr. Hibben accepted an engagement to work with the Premier’s Advisory Council on Government Assets, to advise on the Province of Ontario’s Hydro One asset. Mr. Hibben is also a corporate director.

W. Warren Holmes Stratford, Ontario, Canada	Director since: March 23, 2009 Committee memberships: — Compensation Committee (Chair) — Corporate Governance and Nominating Committee (Interim Chair) — EHSS Committee — Technical Committee

Mr. Holmes is Hudbay’s Interim Chairman and was Hudbay’s Executive Vice Chairman from November 2009 to July 2010 and its Interim Chief Executive Officer from January 2010 to July 2010. He has over 40 years of mining industry experience. During that time, Mr. Holmes held senior positions with Noranda Inc. and Falconbridge Ltd. He is now a corporate director.

Sarah B. Kavanagh Toronto, Ontario, Canada	Director since: July 31, 2013 Committee memberships: — Audit Committee (Chair) — Compensation Committee

Ms. Kavanagh is a corporate director who has also been serving as a Commissioner at the Ontario Securities Commission since 2011. Between 1999 and 2010, Ms. Kavanagh served in a number of senior investment banking roles at Scotia Capital Inc. She has also held senior financial positions in the corporate sector.

John. L. Knowles Winnipeg, Manitoba, Canada	Director since: March 23, 2009 Committee memberships: — Audit Committee — EHSS Committee

Mr. Knowles is President and CEO of Wildcat Exploration Ltd, a mining exploration company, and is also a corporate director. He was Vice President and Chief Financial Officer of HBMS from 1996 to April 2005 and, following its acquisition by Hudbay, he was Vice President and Chief Financial Officer of Hudbay until April 2005.

Alan J. Lenczner Toronto, Ontario, Canada	Director since: March 23, 2009 Committee memberships: — Audit Committee — Compensation Committee

Mr. Lenczner has been a commercial litigator for over 40 years. He is Founding Partner and now Counsel at Lenczner Slaght Royce Smith Griffin LLP, a litigation-focused law firm. He is also a Commissioner of the Ontario Securities Commission.

Kenneth G. Stowe Oakville, Ontario, Canada	Director since: June 24, 2010 Committee memberships: — Technical Committee (Chair) — Corporate Governance and Nominating Committee	Mr. Stowe was Chief Executive Officer of Northgate Minerals Corporation from 2001 until his retirement in 2011. He is currently a corporate director.

G. Wesley Voorheis Toronto, Ontario, Canada	Director since: March 23, 2009

Mr. Voorheis is Chairman of Hudbay. He is also Managing Director of VC & Co. Incorporated and a Partner of Voorheis & Co. LLP, which act as strategic advisors to institutional and other shareholders, including private equity and hedge funds.

Board of Directors

Michael T. Waites Vancouver, British Columbia, Canada	Director since: May 8, 2014 Committee memberships: — Audit Committee

Mr. Waites is the former President and Chief Executive Officer of Finning International Inc. He retired from Finning in June 2013 after serving as President and Chief Executive Officer for five years. Prior to that, Mr. Waites was Executive Vice President and Chief Financial Officer of Finning. He has also held senior positions with Canadian Pacific Railway and Chevron Canada Resources. Mr. Waites is now a corporate director.

The term of office for each director of the Company will expire upon the completion of the next annual meeting of shareholders of the Company. Our executive officers as at the date of this AIF are listed below.

Executive Officers

David Garofalo Richmond Hill, Ontario, Canada Position with Hudbay: President and Chief Executive Officer	For biographical information for Mr. Garofalo, refer above to the heading “Board of Directors”.

David S. Bryson Toronto, Ontario, Canada Position with Hudbay: Senior Vice President and Chief Financial Officer

Mr. Bryson has been with Hudbay since August 2008. Prior to being appointed to his current role in February 2009, he was Vice President, Finance and Chief Financial Officer. Mr. Bryson held senior finance positions with Skye Resources Inc. from March 2007 to August 2008 and prior to that worked for Terasen Inc., a Vancouver-based energy infrastructure firm, in various finance roles for 16 years.

Alan T.C. Hair Toronto, Ontario, Canada Position with Hudbay: Senior Vice President and Chief Operating Officer

Mr. Hair has been with Hudbay and its affiliates since 1996 and has held a number of senior operational and business development positions. Prior to being appointed to his current role in June 2012, he was Senior Vice President, Business Development and Technical Services. From October 2008 to August 2010 he was Senior Vice President, Development. Before joining Hudbay, Mr. Hair worked in European base metals and African platinum group operations.

David Clarry Toronto, Ontario, Canada Position with Hudbay: Vice President, Corporate Social Responsibility

Mr. Clarry joined Hudbay in February 2011. From June 2009 to January 2011 he worked through his own firm, Innotain Inc., providing consulting services to the mining and energy industries. Prior to that he spent 18 years with Hatch Ltd., an international engineering and consulting firm, ultimately as Director — Climate Change Initiatives.

Patrick Donnelly Oakville, Ontario, Canada Position with Hudbay: Vice President and General Counsel

Prior to being appointed to his current role in July 2014, Mr. Donnelly was Vice President, Legal and Corporate Secretary for over three years. Prior to joining Hudbay in 2008, Mr. Donnelly practiced corporate and securities law at Osler, Hoskin & Harcourt LLP for several years.

Jon Douglas Toronto, Ontario, Canada Position with Hudbay: Vice President, Treasurer

Mr. Douglas joined Hudbay in January 2015. Prior to joining Hudbay, he was Chief Financial Officer of Barrick Gold Corporation’s global copper business unit. Prior to that he was Senior Vice President and Chief Financial Officer of Northgate Minerals Corporation for over ten years.

Executive Officers

Elizabeth Gitajn Toronto, Ontario, Canada Position with Hudbay: Vice President, Risk Management

Ms. Gitajn joined Hudbay in March 2015, prior to which she was the Corporate Controller for IAMGOLD Corporation since June 2012. From October 2007 to June 2012, she held various management positions within Barrick Gold Corporation in the finance areas of risk management, financial reporting and planning. Ms. Gitajn also spent 14 years in public accounting in the United States, nine of which were with Arthur Andersen LLP.

Brad W. Lantz Toronto, Ontario, Canada Position with Hudbay: Vice President, Business Development and Technical Services

Prior to being appointed to his current role in July 2014, Mr. Lantz was Vice President, Manitoba Business Unit. From 2007 to September 2011 he was Vice President, Mining and from 2003 to July 2007 he was Mine Manager of the 777 mine. He has also held positions of progressively greater responsibility, at our Ruttan, Trout Lake and Callinan mines.

Eugene Lei Toronto, Ontario, Canada Position with Hudbay: Vice President, Corporate Development

Mr. Lei joined Hudbay in September 2012, after 11 years as an investment banker. Prior to joining Hudbay, Mr. Lei was Managing Director, Mining at Macquarie Capital Markets Canada, working as an advisor on global and domestic mergers and acquisitions and equity capital markets offerings. Prior to being appointed to his current role in July 2014, Mr. Lei was Director, Corporate Development.

Cashel Meagher Lima, Peru Position with Hudbay: Vice President, South America Business Unit

Mr. Meagher joined Hudbay in 2008 and was appointed to his current role in September 2011. Prior to joining Hudbay, Mr. Meagher held management positions with Vale Inco in exploration, technical services, business analysis and mine operations.

Patrick Merrin Tucson, Arizona, United States Position with Hudbay: Vice President, Business Development and Technical Services

Mr. Merrin was appointed to his current role in July 2014. He was previously Vice President, Business Development and Technical Services. Prior to rejoining Hudbay in 2012, he gained experience in a variety of mining and metals environments, including as Chief Operating Officer of Adex Mining from September 2011 to July 2012, owner of PJM Consulting, a consulting firm for the mining industry, from December 2010 to September 2011, and Managing Director of Lucas Milhaupt Europe from July 2007 to July 2010.

Mary-Lynn Oke Winnipeg, Manitoba, Canada Position with Hudbay: Vice President, Finance

Ms. Oke has been Vice President, Finance since July 2013 and she is also Chief Financial Officer, Manitoba Business Unit. Prior to this appointment in August 2012, she was Director, Tax & Treasury. Before joining Hudbay in 2007, Ms. Oke worked at Ernst & Young, LLP in various roles for 10 years.

Robert Winton Flin Flon, Manitoba, Canada Position with Hudbay: Vice President, Manitoba Business Unit

Mr. Winton joined Hudbay in 1997 and has held advancing roles at the mill, zinc plant and former copper smelter, leading surface operations and maintenance departments before his promotion to leader of the Manitoba Business Unit in July 2014.

As of March 27, 2015, our directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 402,880 common shares, representing less than 1% of the total number of common shares outstanding.

Corporate Cease Trade Orders, Bankruptcies, Penalties and Sanctions

Mr. Garofalo was a director of Colossus Minerals Inc. (“Colossus”) from December 2012 to November 2013. On January 14, 2014, Colossus announced that it had filed a notice of intention to make a proposal under the Bankruptcy and Insolvency Act (Canada), which was intended to enable Colossus to pursue a restructuring process. Colossus’ proposal and plan of reorganization (“Plan”) was approved by creditors on February 25, 2014 and, following the approval of the Ontario Superior Court of Justice (Commercial List) in March 2014, was implemented by Colossus in April 2014. The Plan effectively converted all of Colossus’ outstanding debt, and its obligations under a precious metals stream agreement, into equity of the company.

Mr. Holmes was a director of Campbell Resources Inc. (“Campbell”) from 2006 to 2008. Mr. Holmes joined Campbell as a director while it was already under the protection of the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”).  Mr. Holmes resigned from the board of directors of Campbell in November 2008.  On January 28, 2009, Campbell once again obtained creditor protection under the CCAA.  On December 10, 2009, a receiver was appointed over Campbell’s assets with power to solicit offers for the sale of the assets.

Mr. Holmes was a director of Ferrinov Inc. (“Ferrinov”), a private technology company, from December 2008 to July 2012. In July 2012, Ferrinov filed for bankruptcy and was declared bankrupt under the Bankruptcy and Insolvency Act.

Mr. Voorheis was a director of Hollinger Inc. (“Hollinger”) from May 2006 to June 2008 and its Chief Executive Officer from April 2007 to June 2008. Mr. Voorheis agreed to join the Hollinger board at the request of a shareholder to deal with certain management misconduct. On August 1, 2007, Hollinger obtained an initial court order granting it creditor protection under the CCAA and made a concurrent application for a companion order under Chapter 15 of the United States Bankruptcy Code. On May 14, 2008, Hollinger announced that it had reached an agreement with its two principal creditors addressing the various principal matters in dispute among those parties and that, upon Court approval of that agreement, Mr. Voorheis would resign as an officer and director of Hollinger. The Court formally approved that agreement on May 26, 2008, and Mr. Voorheis resigned as a director and officer of Hollinger effective June 17, 2008.

Hollinger was the subject of several cease trade orders issued between 2004 and 2008, due to its failure to file financial statements on a timely basis, and Mr. Voorheis became subject to certain such orders as a result of his appointment as Chief Executive Officer. On August 5, 2008, the OSC issued a permanent cease trade order against Hollinger which remains in effect. Hollinger has stated that the cease trade order was issued as a result of its determination, in the interests of reducing its costs for the benefit of its stakeholders, not to prepare and file annual audited financial statements and other annual disclosure documents in respect of Hollinger’s financial year ended March 31, 2008.

Mr. Voorheis was a director of Sun Times Media Group, Inc. (“Sun Times”), a subsidiary of Hollinger, from August 2007 to June 2008. Mr. Voorheis agreed to join the Sun Times board at the request of a Hollinger shareholder to deal with certain management misconduct. On March 31, 2009, Sun Times and its domestic subsidiaries filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code.

Mr. Voorheis was appointed as a director of Coventree Inc. (“Coventree”) in April 2008. On December 7, 2009, the OSC commenced proceedings against Coventree and certain of its officers in connection to events which occurred prior to Mr. Voorheis’ involvement with Coventree. The proceedings related to whether Coventree complied with its disclosure obligations in its prospectus relating to the initial public offering of its shares, and its timely disclosure obligations in 2007 prior to the market for certain asset-backed commercial paper freezing up on August 13, 2007 (collectively “Coventree Proceedings”). On November 8, 2011, the OSC issued orders in connection with the Coventree Proceedings which included (i) an order that Coventree pay an administrative penalty of $1,000,000; and (ii) an order that until its winding up is completed, trading in any securities by Coventree cease and that any Ontario securities law exemptions not apply to Coventree, provided that such order will not prevent the winding up of Coventree or trades in securities reasonably related to that winding up. Coventree appealed the OSC order at the Ontario Divisional Court in late 2012 but the Divisional Court dismissed the appeal.

On June 30, 2010, the shareholders of Coventree approved a special resolution authorizing the winding up of Coventree and the distribution of its remaining assets, if any, to shareholders pursuant to the plan of liquidation and distribution. On February 15, 2012, the liquidation plan commenced, a liquidator was appointed for the purposes of winding up Coventree’s affairs, Mr. Voorheis resigned as a director, and Mr. Voorheis became an inspector of the company’s liquidation on that date.

Conflicts of Interest

To the best of our knowledge, there are no known existing or potential conflicts of interest among or between us, our subsidiaries, our directors, officers or other members of management, as a result of their outside business interests, except that certain of our directors, officers, and other members of management serve as directors, officers, promoters and members of management of other entities and it is possible that a conflict may arise between their duties as a director, officer or member of management of Hudbay and their duties as a director, officer, promoter or member of management of such other entities.

Our directors and officers are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and we will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of our directors or officers. All such conflicts are required to be disclosed by such directors or officers in accordance with the CBCA, and such individuals are expected to govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. In addition, our Code of Business Conduct and Ethics requires our directors and officers to act with honesty and integrity and to avoid any relationship or activity that might create, or appear to create, a conflict between their personal interests and our interests.

AUDIT COMMITTEE DISCLOSURE

The Audit Committee is responsible for monitoring our systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of our external auditors. The Audit Committee is also responsible for reviewing our annual audited consolidated financial statements, unaudited consolidated quarterly financial statements and management’s discussion and analysis of results of operations and financial condition for annual and interim periods prior to their approval by the full board of directors.  There was no instance in 2014 where our board of directors declined to adopt a recommendation of the Audit Committee.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee appointment and reporting to our board of directors. A copy of the current charter is attached hereto as Schedule C.

Composition

As at December 31, 2014, the Audit Committee consisted of Sarah B. Kavanagh (Chair), John L. Knowles, Alan J. Lenczner and Michael T. Waites.

Relevant Education and Experience

Each member of the Audit Committee is independent and financially literate within the meaning of NI 52-110.  Set out below is a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

Sarah B. Kavanagh has been serving as a Commissioner at the Ontario Securities Commission since 2011 and is also the Chair of its Audit Committee. She is also a director and Chair of the Audit Committee at American Stock Transfer and Canadian Stock Transfer and an independent trustee and member of the Audit Committee at WPT Industrial Real Estate Investment Trust. Between 1999 and 2010, Ms. Kavanagh served in a number of senior investment banking roles at Scotia Capital Inc. She has also held senior financial positions in the corporate sector. Ms. Kavanagh graduated from Harvard Business School with a Masters in Business Administration and received a Bachelor of Arts degree in Economics from Williams College in Williamstown, Massachusetts.

Alan J. Lenczner has been a commercial litigator for over 40 years.  During that time he has represented accounting firms with respect to accounting and auditing issues both in the Superior Court and before the Institute of Chartered Accountants of Ontario. He presently serves as a Commissioner of the Ontario Securities Commission.

John L. Knowles has over 25 years of experience in senior roles with Canadian and international resource companies.  He previously served as Executive Vice President and Chief Financial Officer of Aur Resources Inc. and was Vice President and Chief Financial Officer of HBMS from 1996 to April 2005 and, following its acquisition by Hudbay, he was Vice President and Chief Financial Officer of Hudbay until April 2005. He is a Chartered Accountant and holds a Bachelor of Commerce degree from Queen’s University.

Michael T. Waites is the former President and Chief Executive Officer of Finning International Inc. He retired from Finning in June 2013 after serving as President and Chief Executive Officer for five years. Prior to that, Mr. Waites was Executive Vice President and Chief Financial Officer of Finning. Mr. Waites is currently a director and member of the Audit Committees of Talisman Energy Inc. and Western Forest Products Inc. He holds a Bachelor of Arts (Honours) in Economics from the University of Calgary, a Master of Business Administration from Saint Mary’s College of California, and a Masters of Arts, Graduate Studies in Economics from the University of Calgary. He has also completed the Executive Program at The University of Michigan Business School.

Policy Regarding Non-Audit Services Rendered by Auditors

We have adopted a policy requiring Audit Committee pre-approval of non-audit services. Specifically, the policy requires that proposals seeking approval by the Audit Committee for routine and recurring non-audit services describe the terms and conditions and fees for the services and include a statement by the independent auditor and Chief Financial Officer that the provision of those services could not be reasonably expected to compromise or impair the auditor’s independence. The Audit Committee may pre-approve non-audit services without the requirement to submit a specific proposal, provided that any such pre-approval on a general basis shall be applicable for twelve months. The Chair of the Audit Committee has been delegated authority to pre-approve, on behalf of the Audit Committee, the provision of specific non-audit services by the independent auditor where (a) it would be impractical for the services to be provided by another firm; or (b) the estimated fees associated with such services are not expected to exceed $50,000. Any approvals granted under this delegated authority are to be presented to the Audit Committee at its next scheduled meeting.

Remuneration of Auditor

The following table presents, by category, the fees billed by Deloitte LLP as external auditor of, and for other services provided to, the Company for the fiscal years ended December 31, 2014 and 2013.

Category of Fees	2014	2013
Audit fees	$1,511,365	$1,407,003
Audit-related fees	$364,810	$414,155
All other fees	—	$230,884
Total	$1,876,175	$2,052,042

“Audit fees” include fees for auditing annual financial statements and reviewing the interim financial statements, as well as services normally provided by the auditor in connection with our statutory and regulatory filings. “Audit-related fees” are fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees”, including accounting advisory work, audit work related to our pension, benefit and profit sharing plans, audit work related to the recently terminated Net Profits Interest and Royalty Agreement with Callinan Royalties Corporation and work related to acquisitions and offerings. “All other fees” are fees for services other than those described in the foregoing categories. Management presents regular updates to the Audit Committee of the services rendered by the auditors as part of the Audit Committee’s oversight regarding external auditor independence and pre-approved service authorizations.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

In 1995 HBMS was named as a co-defendant in two actions before the Saskatchewan Court of Queen’s Bench challenging various wrongful actions committed in connection with the use and operation of the Whitesand Dam and the Island Falls Hydroelectric station (collectively, the “Hydro Projects”) in Saskatchewan. The plaintiffs have claimed for an aggregate of $1 billion in compensatory damages and in excess of $100 million in punitive damages. One of Hudbay’s former subsidiaries constructed and operated the dam until it was transferred to Saskatchewan Power Corporation (“SaskPower”) in 1981. The plaintiffs in both actions claim that the lands on which the hydroelectric facilities were built are subject to aboriginal rights. As this matter has not been progressed since 1995, any potential liabilities are not reasonably determinable. The principal parties to this litigation are:

1.             In the Court of Queen’s Bench for Saskatchewan, Action No. 489 dated February 9, 1995

•                  Plaintiffs: Cornelius Ballantyne of Deschambault Lake, and Eileen Ballantyne Linklater of The Peter Ballantyne Indian Reserve #184, and Richard Highway of The Peter Ballantyne Indian Reserve #184, representing the inheritors and followers and members of the Peter Ballantyne Band and tribes of Indians who are traditional uses of land and water.

•                  Defendants: SaskPower, HBMS and Churchill River Power Company Limited (“CRP”).

2.                                      In the Court of Queen’s Bench for Saskatchewan, Action No. 505 dated February 10, 1995

•                  Plaintiffs: Gordon Bear of the Wapaskokimow Reserve, and Catherine Wapaskokimow Ballantyne, Emil Bear and Gary Morin of Sandy Bay, representing themselves and the inheritors and followers of the Chief Cornelius White Bear Band and tribes of Indians who are traditional users of land and water.

•                  Defendants: SaskPower, HBMS and CRP.

SaskPower has been named as a defendant in two other actions, one filed in Manitoba’s Court of Queen’s Bench in 1992 and one filed in Saskatchewan’s Court of Queen’s Bench in 2004. The plaintiffs in the Saskatchewan action are the Peter Ballantyne Cree Nation and its members (“PBCN”). Both actions claim damages alleged as a result of the operation and use of the Hydro Projects. HBMS has been named as a third party in the Saskatchewan action, but has not been named as a party in the Manitoba action. SaskPower has also added CRP, formerly a wholly-owned subsidiary of HBMS, which was dissolved, as a third party in the Saskatchewan action. SaskPower revived CRP for the purpose of taking action for alleged breaches by CRP of its obligation under a certain Purchase and Sale Agreement made in 1981. HBMS has filed a Statement of Defence to the Third Party Claim and served same on counsel for the other parties. The Statement of Claim does not specify the amount of damages being claimed but during the course of mediation sessions, legal counsel for the plaintiffs have indicated that the claim being advanced on behalf of PBCN is in the range of $100,000,000. SaskPower and Saskatchewan are seeking contribution and/or indemnity against CRP and HBMS in an amount equal to any damages they may be required to pay to PBCN. In October 2014, the Saskatchewan action of PBCN was summarily dismissed for being out of time.  The effect was to dismiss the third party claims against HBMS and CRP.  The decision is under appeal, with an appeal expected to be argued in June 2015.

In March 2007, a statement of claim was issued in Manitoba’s Court of Queen’s Bench by Callinan Mines Limited (“Callinan”) against HBMS (“Manitoba Action”) seeking declaratory relief, an accounting and an undisclosed amount of damages relating to an alleged breach of a Net Profits Interest and Royalty Agreement (“NPI Agreement”) between HBMS and Callinan dated January 1, 1988. In November 2014, we entered into a definitive settlement agreement with Callinan to resolve the litigation. As part of the settlement, the NPI Agreement was terminated and Callinan’s 62/3% net profits interest over the 777 mine was converted to a 4% net smelter returns (“NSR”) royalty; Callinan’s 27.56 cents per tonne production royalty at the 777 mine was maintained and it also received a 3% NSR on certain surrounding mineral claims.

Hudbay is subject to three claims in the Ontario Superior Court in connection with its previous ownership of the Fenix project in Guatemala through its subsidiary at the time, Compañía Guatemalteca de Níquel S.A. (“CGN”).

The first action was served in September 2010. The plaintiff, Angelica Choc, asserts a claim of negligence against Hudbay and wrongful death, among other claims, against CGN in connection with the death of her husband Adolfo Ich Chaman on September 27, 2009. The plaintiff claims that the head of CGN security shot and killed Mr. Chaman during a confrontation between members of local communities who were unlawfully occupying CGN property and CGN personnel. The aggregate amount of the claim is $12 million.

In the second action, served in March 2011, eleven plaintiffs claim that they were victims of sexual assault committed by CGN security and members of the Guatemalan police and army during court ordered and state implemented evictions in January 2007 (before the project was acquired by Hudbay). These claims are asserted against Hudbay and its subsidiary at the time HMI Nickel Inc. The aggregate amount of the claims is $55 million.

The plaintiff in the third action, German Chub Choc, claims that he was shot and permanently injured by the head of CGN security during the same events that gave rise to the claim brought by Ms. Choc. This action was served in October 2011. The aggregate amount of the claim is $12 million.

We believe that all of the claims with respect to the Fenix project are without merit. In March 2013, we argued motions to dismiss the three actions against Hudbay on the bases that the claims pleaded do not give rise to a reasonable cause of action. In July 2013 the Court dismissed our motions and the actions will now proceed to trial. In October 2014 the plaintiffs brought a motion seeking to strike portions of our statements of defence and were largely unsuccessful.

Except as noted above, we are not aware of any litigation outstanding, threatened or pending against us as of the date hereof that would reasonably be expected to be material to our financial condition or results of operations.

Regulatory Actions

We have not: (a) received any penalties or sanctions imposed against us by a court relating to securities legislation or by a securities regulatory authority during the financial year; (b) received any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision; and (c) entered any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the financial year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Since January 1, 2012, none of our directors, executive officers or 10% shareholders and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction that has materially affected or is reasonably expected to materially affect us.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common shares is TMX Equity Transfer Services at its principal office in Toronto, Ontario.

MATERIAL CONTRACTS

Except for those contracts entered into in the ordinary course of our business, the following are the material contracts we entered into (i) within the last financial year or (ii) between January 1, 2002 and the beginning of the last financial year, which are still in effect:

1.                                      the Precious Metals Purchase Agreement dated August 8, 2012, as amended by Amending Agreement No. 1 dated as of November 12, 2014 with Silver Wheaton, whereby we agreed to sell a portion of the precious metals production from our 777 mine to Silver Wheaton. For additional details, refer above to the heading “Development of our Business — Three Year History — Precious Metals Stream Transaction”;

2.                                      the Amended and Restated Precious Metals Purchase Agreement dated November 4, 2013, as amended by amending agreements dated June 2 and September 10, 2014 with SW Caymans, whereby we agreed to sell 100% of the silver production and 50% of the gold production from our Constancia project to SW Caymans. For additional details, refer above to the heading “Development of our Business — Three Year History — Precious Metals Stream Transaction”;

3.                                      the Amended and Restated Precious Metals Purchase Agreement originally dated as of February 10, 2010, and amended and restated on February 15, 2011 between HudBay Arizona (Barbados) SRL (previously Augusta Resource (Barbados) SRL), HudBay Arizona Corporation (previously Augusta Resource Corporation), SW Caymans and Silver Wheaton;

4.                                      the Joint Venture Agreement dated September 16, 2010 between Rosemont Copper Company and UCM, which governs the joint venture in respect of the Rosemont project;

5.                                      the Earn-In Agreement made as of September 16, 2010 between Rosemont Copper Company and UCM, pursuant to which UCM may earn up to a 20% interest in the Rosemont project;

6.                                      the Indenture dated September 13, 2012 with U.S. Bank National Association, as trustee, governing the Notes as supplemented by the First Supplemental Indenture dated June 20, 2013, the Second Supplemental Indenture dated December 9, 2013 and the Third Supplemental Indenture dated August 6, 2014. For additional details, refer above to the heading “Development of our Business — Three Year History — Issuance of 9.50% Senior Unsecured Notes”;

7.                                      the Warrant Indenture dated as of July 15, 2014 with Equity Financial Trust Company, which provides for the issue of common share purchase warrants in connection with the Augusta Acquisition; and

8.                                      the Second Amended and Restated Credit Facility with the lender’s party thereto from time to time and The Bank of Nova Scotia, as administrative agent, dated as of March 13, 2015, providing for a three year US$300 million revolving credit facility.

QUALIFIED PERSONS

The scientific and technical information contained in this AIF related to the Constancia project has been approved by Cashel Meagher, P.Geo., our Vice President, South America Business Unit. The scientific and technical information related to all other sites and projects contained in this AIF has been approved by Robert Carter, P.Eng., our Director, Technical Services.  Messrs. Meagher and Carter are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the technical reports for our material properties as filed by us on SEDAR at www.sedar.com.

As discussed in this AIF, we are treating Augusta’s previously disclosed estimates of the mineral reserves and resources at the Rosemont project as “historical estimates” under NI 43-101 and are currently reviewing the assumptions underlying Augusta’s 2012 feasibility study for the project.

The key assumptions, parameters and methods used by Augusta to prepare the historical estimate were the following:

•                  The Rosemont mineral reserves are effective as of July 24, 2012 and reported on a Net Smelter Return (NSR) cut-off of US$4.90 per ton. NSR values are based on the following long term metal prices: copper price of US$2.50 per pound; silver price of US$20.00 per ounce; and molybdenum price of US$15.00 per pound.

•                  Proposed pit operations are based on 50 foot high benches using large-scale mining equipment, including: 12.25 inch diameter rotary blasthole drills, 60 cubic yard class electric shovels, 25 and 36 cubic yard front-end loaders, 46 cubic yard hydraulic shovel and 260 ton off-highway haul trucks.

•                  Total material mined from the open pit is 1.9 billion tons, which includes 1.24 billion tons of waste material, resulting in a stripping ratio of 1.9:1.0 (tons waste per ton of ore). Contained metal in the sulphide proven and probable mineral reserves is estimated at 5.88 billion pounds of copper, 80 million ounces of silver, and 194 million pounds of molybdenum. Oxide resources are considered as waste material and are not part of the mineral reserves.

•                  Mine life is 21 years, with sulphide ore delivered to a processing plant at an initial rate of 75,000 tons per day. An expansion to the processing plant in Year 5 gradually increases daily mill throughput to 88,000 tons per day by Year 7. Increases in plant operating availability boosts the daily throughput rate to 90,000 tons per day by Year 12. During the 21 month pre-production period a total of 99 million tons of waste is stripped and 6 million tons of ore is moved to the ore stockpile. Peak mining rate of 343,000 tons mined per day is achieved in Year 3, followed by reduced rates of 285,000 tons mined per day in Years 5 to 10, and further reduced to 232,000 tons mined per day in Years 11 to 15 as the stripping ratio decreases.

•                  The mineral reserve and mineral resource estimate includes drill and assay information up to March 2012 for a total of 266 drill holes, representing 342,700 feet of drilling.

INTERESTS OF EXPERTS

Cashel Meagher, P.Geo. and Robert Carter, P.Eng. are experts who have prepared certain technical and scientific reports for us. As at the date hereof, to our knowledge, the aforementioned persons beneficially own, directly or indirectly, less than 1% of our outstanding securities and have no other direct or indirect interest in our company or any of its associates or affiliates.

Deloitte LLP are the auditors of Hudbay and are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and the Public Company Accounting Oversight Board (United States).

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, as applicable, is contained in our management information circular dated April 2, 2014. Additional financial information is provided in our financial statements and management’s discussion and analysis for the fiscal year ended December 31, 2014.

Additional information relating to the Company may be found on SEDAR at www.sedar.com and in the United States on EDGAR at www.sec.gov.

SCHEDULE A
GLOSSARY OF MINING TERMS

The following is a glossary of certain mining terms used in this annual information form.

“mineral reserves”

That part of a measured or indicated mineral resource which could be economically mined, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are those parts of mineral resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the qualified person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. Mineral reserves are inclusive of diluting material that will be mined in conjunction with the mineral reserves and delivered to the treatment plant or equivalent facility. The term “mineral reserve” need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals. Mineral reserves are subdivided into proven mineral reserves and probable mineral reserves. Mineral reserves fall under the following categories:

“proven mineral reserves”

That part of a measured mineral resource that is the economically mineable part of a measured mineral resource, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

“probable mineral reserves”

That part of an indicated and in some circumstances a measured mineral resource that is economically mineable demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“mineral resources”

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources fall under the following categories:

“measured mineral resource”

That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“indicated mineral resource”

That part of a mineral resource for which quantity, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters and to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“inferred mineral resource”

That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

SCHEDULE B
MATERIAL MINERAL PROJECTS

777 Mine

Project Description and Location

The 777 mine is an underground copper and zinc mine with significant precious metals credits located in Flin Flon, Manitoba. Unless the context indicates otherwise references to the 777 mine include the 777 North expansion.

We own a 100% interest in the properties that comprise the 777 mine through mineral leases, Order in Council (“OIC”) leases and mineral claims in Manitoba and Saskatchewan. The properties cover approximately 3,800 hectares, including approximately 500 hectares in Manitoba and approximately 3,300 hectares in Saskatchewan. Annual lease rental payments are $7,550 and $1,600 to the Manitoba and Saskatchewan governments, respectively, and the annual work expenditure requirement for the Saskatchewan properties is $257,025.  Individual leases have different expiry dates that range from 2015 to 2031. Our surface rights and permits are sufficient for purposes of our current mining operations.

Liabilities associated with the 777 mine are addressed by the closure plans that have been submitted to regulators in both Saskatchewan and Manitoba and financial assurance has been provided to cover the demolition and remediation activities outlined in such closure plans. The closure and remediation liability in respect of the property is estimated at $1,736,612 as of December 31, 2014. In addition, closure plans have been submitted and are backed with financial assurance for the associated Flin Flon Metallurgical Plant (“FFMC”), which includes the Flin Flon Tailings Impoundment System (“FFTIS”) utilized by the 777 mine.

Mineral production from the 777 mine property is subject to a 4% net smelter returns royalty and a 27.56 cents per tonne production royalty pursuant to a Royalty Agreement (the “Royalty Agreement”) dated as of January 1, 2015 between HBMS and Callinan Royalties Corporation (“Callinan”). The Royalty Agreement replaces the previous Net Profits Interest and Royalty Agreement, which was terminated in conjunction with the execution of the Royalty Agreement.

Precious metals production from the 777 mine is subject to our agreement with Silver Wheaton, as described in this AIF. For additional information, see “Three Year History”.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The 777 mine is located in Flin Flon, Manitoba, which has a population of approximately 6,000 people, and is accessible by paved highway. Flin Flon is the site of our principal concentrator and zinc plant and has well developed access to rail and air transportation. Personnel requirements for our 777 mine and processing facilities are largely drawn from the immediate area.

Electrical power is supplied from the Manitoba Hydro and Saskatchewan Power Corporation power grids, which are fed by three hydroelectric generating stations. No issues are foreseen for securing additional electrical power in the future if required.

Water for mining activities is supplied from a reservoir located adjacent to the 777 mine site and is sufficient for operations.

Tailings from milling are sent to the Paste Backfill Plant located at the lower level of the mill building. Mixed paste backfill is pumped to one of two lined boreholes adjacent to the mill, where paste is gravity fed to 1,082 metre level for distribution to mined out stopes. Tailings not used in paste production are pumped to the FFTIS. The FFTIS is located in Saskatchewan approximately 500m to the west of our Flin Flon Metallurgical Complex.

The 777 mine site is 311 metres above sea level. The geographical area has cool summers and very cold winters with a mean annual temperature of 0.6° C. Operating costs in the first and fourth quarters are typically higher due to additional heating and other seasonal costs.

History

In 1993, the 777 deposit was first indicated by an underground exploration hole that intersected the mineralization at a depth of 1,000 metres.  In 1995, a drilling program delineated the ore body and by 1997, this ore body was defined.  In 1999, development of the 777 mine was commenced as part of the “777 Project” and commercial production from the mine commenced in January 2004.  By this time, Minorco S.A. had merged with Anglo American Corporation of South Africa to form Anglo American plc (“Anglo American”). In December 2004, we acquired HBMS and the 777 mine from Anglo American.

HBMS took a working option on the 777 property in 1967 from Callinan. In 1988, HBMS acquired Callinan’s remaining interest in the property and in return granted Callinan a production royalty and a net profit interest, which net profit interest has since been converted to a net smelter return royalty, as described above.

Geological Setting

The 777 deposit lies in the western portion of the Paleoproterozoic Flin Flon Greenstone Belt. The Greenstone Belt is interpreted to be comprised of a variety of distinct 1.92 to 1.87Ga tectonostratigraphic assemblages including juvenile arc, back-arc, ocean floor and ocean island, and evolved volcanic arc assemblages that were amalgamated to form an accretionary collage prior to the emplacement of voluminous intermediate to granitoid plutons and generally subsequent deformation.  The volcanic assemblages consist of mafic to felsic volcanic rocks with intercalated volcanogenic sedimentary rocks. The younger plutons and coeval successor arc volcanics, volcaniclastic, and sedimentary successor basin rocks include the older, largely marine turbidites of the Burntwood Group and the terrestrial metasedimentary sequences of the Missi Group (which includes the Flin Flon formation).

The Flin Flon formation is subdivided into three mappable members containing units of heterolithic and monolithic breccias, rhyolite flows and domes, and massive and pillowed basalt flows and flow-top breccias. It is comprised of the Millrock member, which contains the 777 and Callinan mineralization, and the footwall to it with the Blue Lagoon and Club members.

A complex succession of felsic and basalt-dominated heterolithic volcaniclastic rocks host the Flin Flon Main, Callinan and 777 volcanogenic massive sulphide (VMS) deposits within the Greenstone Belt. The north-trending, VMS-hosting, 30 to 700 metre thick volcanic/volcaniclastic succession is recognized for at least 5 kilometres along strike and has an average dip of 60°E. The volcaniclastic rocks have been interpreted to occupy a volcano-tectonic depression within a basaltic footwall succession.

Exploration

Drilling

Diamond drilling is the only drilling type carried out for the purposes of exploration, ore zone definition and sampling of our 777 mine. The modern 777 drilling program began in the early 2000’s and, as at September 30, 2014, a total of 2,296 holes and 323,401 metres had been drilled. All holes, except a geotechnical shaft pilot hole and surface North expansion exploration holes, were drilled from underground by a contractor using AW-34, AQTK, BQ and NQ core sizes. Drill hole spacing along the 777 deposit is generally 30 to 50 metres. Core recovery is near 100% for all holes. Drilling was categorized as definition, exploration, or geotechnical. Geotechnical drilling was completed in areas of planned underground infrastructure to ensure competency.

B2

Standard procedure is that the core is initially logged for lithology then descriptively for grain size, foliation, minor units, alteration minerals and intensity, faults, RQD, joints and contacts.  Sample intervals are determined by both lithology and a visual estimate of the sulphide mineralization. As a general rule, sample intervals are approximately one metre, though the length varies depending on lithology or type of mineralization. It is likely that in no cases were samples taken from intervals less than 10 centimetres in length. However, as many of the assays are historic in nature, several were split when they overlapped lithological boundaries in the resource block model and resulted in sample intervals having lengths as low as one centimetre.

Surveying

We routinely conduct time-domain borehole electromagnetic surveys with three dimensional probes on drill holes. These probes used are induction coil probes which measure the secondary magnetic field induced by the primary field created by a loop. These electronic methods can generally detect off hole targets up to 150 metres or more from the hole depending on the size and conductivity of the target.  The sample quality can be affected by active mine workings and the proximity of the geophysical apparatus to a large ore body, such as 777, which can leave an imprint of the mine itself on the data.

After the initial aggressive exploration program that defined the 777 deposit, few holes had downhole geophysical surveys. The first modern exploration drill hole at the 777 mine, T7X-001, was pulsed in late 2004. Following that hole, little exploration work was conducted between 2005 and 2008 with only 56 holes being drilled during that four year period. Since 2009, exploration efforts have increased with the downhole geophysical surveying of approximately 30 holes, 20 of these using one of the underground footwall loops.  These were concentrated on deep footwall drilling, around the West Zone, and in the hanging wall.  Among these 30 holes, eight were surveyed in the hanging wall using a surface loop. All high priority targets have been followed up with drilling as well as most of the lesser category targets.

In 2007 a total of 75 kilometres of high resolution 2D seismic profiles as well as a 3D survey covering approximately 10 square kilometres was completed. Results were hampered by the significant challenges posed by the complex crystalline geology of the area, proximity to an active town, active mining operations, and the highly variable terrain.

The survey resulted in a greater understanding of the area geology. Also, the discovery of Zone 33 at the 777 Mine was attributed to this survey as it showed a seismic reflector in the footwall, which was later followed up with drilling and downhole pulsing. Previous downhole geophysical surveys had noted this anomaly, but it was previously discounted as a shadow effect from the 777 Mine.

Mineralization

The 777 and Callinan deposits occur within an east-facing sequence of volcanic rocks documented as tholeiitic and basalt-dominated, and dated around 1888 Ma. The rocks immediately hosting the mineralization, however, consist of quartz-phyric (QP) and quartzfeldspar-phyric (QFP) rhyolite flows and quartz-±feldspar crystal-lithic volcaniclastic rocks of rhyolitic composition.

The 777 deposit can be divided into two main southeast plunging trends, the North Limb and the South Limb, as well as the West Zone. All three zones lie within the same stratigraphic sequence with the same lithofacies as described above. The West Zone lies in the footwall in what is interpreted to be a lower thrust slice and both limbs have the same stratigraphic sequence. On average the lenses strike at 010° and dip to the east at 45°. All zones have a relatively shallow plunge trending at -35° towards 140°. Horizontal widths throughout the deposit range from 2.5 metres to 70 metres in thickness, and can be thicker when two or more zones overlap.

There are a total of nine distinct sulphide lenses contained within the 777 deposit. Each of the zones is distinguished based on grade and mineralization type as well as their spatial location. The 777 deposit encompasses an area approximately 1,300m downplunge by 550 metres across and varying in

B3

depth from approximately 870 to 1,600 metres below surface. Lenses in general are fairly continuous with the exception of scattered diorite intrusions.

The Callinan deposit is subdivided into two rhyolite horizons termed the East-QP and the West-QP. The East-QP is host to the lenses of the North Zone (northern portion), and the East Zone (southeast portion), and is on the same horizon as the 777 mineralization. The West-QP hosts the South Zone (southwest portion) and its associated lenses. Each of these zones is further subdivided into a number of mineralized lenses. The subdivision of Zones into lenses was based on the spatial distribution of the mineralization. The South Zone lenses generally strikes to the north and dips at 50° to the east with a plunge trending at -50° towards 135°. The North and East Zones generally strike at 020° with a 50° dip to the east with a shallow plunge trending at -30° towards 145°.

There are a total of 20 sulphide lenses contained within the three broad zones of the Callinan deposit. The Callinan mineralization is a distal deposit that has a matrix supported breccia with variable amounts of wallrock fragments in a fine to medium grained sulphide matrix. The wallrock fragments are intensely altered with chlorite, talc and sericite with some degree of pyritization and carbonation. These lenses contain variable amounts of pyrite, sphalerite, chalcopyrite and minor pyrrhotite.

Mineralization is generally medium to coarse grained disseminated to solid sulphides consisting of pyrite, chalcopyrite, sphalerite, pyrrhotite, and magnetite. The principle gangue minerals are chlorite and quartz. Alteration minerals include biotite, epidote and actinolite.

Sampling and Analysis

Sampling Methods

The majority of sample intervals from definition and exploration drilling were whole rock sampled with the core placed in a plastic bag with its unique sample identification tag. Typically when exploration drilling in new areas, all samples are either split or cut in half with a diamond saw.

The bagged samples were placed in either a burlap bag or a plastic pail with a submittal sheet that was prepared by the geologist or technician. Samples were delivered to the Flin Flon assay laboratory, located in the Flin Flon Metallurgical Complex, which is owned and operated by us. Samples are checked by laboratory personnel to ensure that they match the submittal sheet.

The samples were analyzed for the following elements: gold, silver, copper, zinc, lead, iron, arsenic and nickel. Base metal and silver assaying was completed by aqua regia digestion and read by a simultaneous ICP unit. The gold analysis was completed on each sample by AAS after fire assay lead collection. Gold values greater than 10g/t were reassayed using a gravimetric finish. All analytical balances are certified annually by a third party. Check weights are used daily to verify calibration of balances. All metal standards used to make the calibration standards for the AAS and ICP are certified and traceable. Each is received with a certificate of analysis. The Flin Flon assay laboratory was recently certified, in December 2011, to the ISO 9001 quality management system to help ensure it meets our needs as well as those of other stakeholders

A total of 112,732 samples from 3,396 drill holes were submitted to the Flin Flon assay laboratory for analysis as of the date of the most recent technical report. The average length for these sample intervals was 1.62 metres.

Bulk density measurements were taken on 2,982 of the mineralized samples selected for assaying as of the date of the most recent technical report. The measurement methodology consisted of first weighing the core sample in air, then, the sample was suspended in a tub filled with water by a chain on the underside of the scale in such a way that it did not touch the sides of the water-filled tub and the weight of the submerged sample was recorded.

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Quality Assurance and Quality Control

As part of our Quality Assurance and Quality Control (“QAQC”) measures, a portion of the pulp duplicates has been sent to Acme Analytical Laboratories Ltd. (“Acme”) in Vancouver, British Columbia for comparison and verification purposes since early 2006. Our QAQC measures also involve the use of blank materials, reference standards, internal duplicates, and repeats.

During the drilling programs at 777 a total of four different types of blanks were inserted into the sample stream between early 2000 and September 2011. Blanks were inserted at a rate of 1 for every 20 assays until the fall of 2003, when this was reduced to 1 for every 50 assays as a means of cost reduction. Since our assay laboratory runs batches of 50-60 samples at a time this should place at least one blank in every batch.

The use of reference standards has become increasingly systematic and they are now inserted into the sample stream at every 20th assay interval.

Duplicates are used as a check to verify the repeatability of the assay data. Duplicates are run at our laboratory at a frequency of one in twenty samples, and also at Acme as an independent check. Samples were selected by Acme at a minimum frequency of one sample per every five internal duplicates, which equates to at least one sample per every 100 samples.

Repeats, typically referred to as ‘blinds’, are run on a monthly basis on one sample out of every four or five duplicates that were analyzed during that month. The results are considered an internal independent check on our assay laboratory results.

Data Verification

Examination and mapping of the underground drifting visually confirmed the geology and VMS style of mineralization. As well, the examination of drill core for several holes has also confirmed the mineralization and geology and compared well to underground mapping with drill logs and assays.

A visit was conducted to the 777 core logging and storage area, exploration core storage facility, and our assay facility and each was deemed to be secure and in reasonable condition. In addition, the qualified person has had several discussions with current and former geologists as well as other personnel that have worked at the deposit to verify various details of the mining, infrastructure, geology, drilling and sampling.

Full verification of the data was not able to be completed as a small portion of the data from the Callinan portion of the deposit is considered historic in nature.

Security of Samples

For security purposes, all sample preparation, splitting, handling, and storage was in the control of our personnel at all times in accordance with then applicable chain of custody policies which were consistent with industry standards at the time. We implemented a documented full chain of custody procedure in August 2011. This involves the creation of a submittal sheet with all batches of drill core sent for assay by the geologist daily. The sheet is signed both by the geologist, to verify the samples were stored securely, and by the laboratory personnel, to verify it was in their control from the time it left the core shack and is consistent with the current industry standards.

Mineral Resource and Mineral Reserve Estimates

Mineral Resources

Mineral resources were separated into the 777 and Callinan portions of the deposit. This was done for mining and planning purposes as the Callinan lenses represent the upper, and more historic,

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portion of the mineralization and the 777 zones represent the lower more recently drilled and identified mineralization. The interpreted lenses of the 777 zones and certain Callinan lenses were built by digitizing polylines around the mineralization. Polylines were then linked with tag strings and triangulated in order to create three dimensional wireframe solids. The remainder of the mineralization was interpreted by digitizing polylines in a 2D plane around mineralized intercepts. The average strike and dip of the zone was estimated and utilized to calculate the horizontal width of the mineralization for both the 2D Gridded Seam Model and the polygonal interpretations.

The mineral resource estimate, effective as of a September 30, 2014 cut-off date for diamond drilling, was completed using MineSight 8.5 software in mine coordinates, and for the Callinan lenses, the current version of MineSight at the time of estimation. The block model was constrained by interpreted 3D wireframes of the mineralization. Gold, silver, copper, zinc, iron, specific gravity and in some cases dilution variables and horizontal width were estimated into blocks using either ordinary kriging or relative co-ordinate kriging for most lenses. Lens intersections were generally selected based on a metal grade of 3% zinc equivalent over 3 metres. Intersections were modelled as low as 0.3m to provide additional information for statistical and mine planning purposes.

A zinc or copper equivalency was not used in the determination of the resource.

Mineral Reserves

Mining, processing and economic parameters were applied to the block model to form the basis of the reserve estimate with an effective date of January 1, 2015. The measured resources were used to estimate the proven mineral reserves and the indicated resources were used to estimate the probable mineral reserves. For mining purposes, there are eight active mining areas in the mine to allow for a blended product with the end goal to send a blended grade to the mill. Mining methods were established for each mining area and a net smelter return (“NSR”) was calculated to determine the economic viability. NSR revenues were calculated for each mining area comprised of blocks from the block model assuming metallurgical recoveries and long term metals prices. To determine the economic viability and NSR margin of each mining block, onsite operating costs, capital development and offsite costs were estimated and applied against copper and zinc concentrate produced for each mining block. The final step of the reserving process involved developing an annualized life-of-mine production plan and supporting cash flow analysis to determine the mineral reserves.

Reconciliation of Reserves and Resources

A year over year reconciliation of our estimated mineral reserves and resources at the 777 mine is set out below.

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777 Mine
Mineral Reserve Reconciliation (Proven & Probable)		tonnes(1)
A	2014 Mineral Reserve	10,601,000

B	2014 Production (from Reserves)	1,451,000

C	(A - B)	9,150,000

D	Geology(2) Gain/(Loss)	34,000

E	Mine Planning(3) Gain/(Loss)	(370,000)

F	Economics(4) Gain/(Loss)	(1,144,000)

G	(D + E + F)	(1,480,000)

H	2015 Mineral Reserve (C + G)	7,672,000

(1)Totals may not add up correctly due to rounding

(2)Geology - diamond drilling, interpretation, estimation (interpolation parameters)

(3)Mine Planning - resultant change of mine plan design, dilution and recovery

(4)Economics - mine operating and capital, commodity price and CDN$/US$ exchange, concentrating, TC/RC, freight

777 Mine
Mineral Resource Reconciliation (Indicated)		tonnes
I	2014 Mineral Resource	—

J	2015 Mineral Resource	733,000

K	(J - I)	733,000

777 Mine
Mineral Resource Reconciliation (Inferred)		tonnes
I	2014 Mineral Resource	784,000

J	2015 Mineral Resource	717,000

K	(J - I)	(67,000)

Mining Operations

The 777 mine is a multi-lens orebody with shaft access down to the 1508 metre level. The mine consists of an internal ramp that provides access to each mining level. Mobile tired diesel equipment is utilized. Load haul dump (“LHD”) units vary from 6.1m3 to 7.6m3. Trucks are 40 to 50 ton units feeding an ore pass system or direct to rock-breakers which feed an underground crusher and ore is skipped to surface via the shaft.

Long-hole open stope is the mining method used at the 777 mine. Mine sequencing involves primary, secondary, chevron and longitudinal retreat stopes that are either paste or unconsolidated loose waste rock backfilled. Long-hole stopes are mined at 15 metre to 17 metre vertical sill to sill intervals. Stope strike lengths are generally 16 metres with widths of 2 to 100 metres, with an average of

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approximately 20 metres. The ore is undercut at the top and bottom of the block, providing access for drilling and mucking. Drilling is done by top hammer long-hole drills with holes varying in length between 10 metres and 20 metres long and a hole diameter of 3 inches. Mucking is accomplished by remote LHD units and then loaded to haul trucks.

Ore at 777 mine is loaded by LHDs to underground haul trucks, which dump to a series of ore passes that feed three chutes on 1412 metre level. Haul trucks are loaded from the chutes and haul the ore directly to the main ore pass system on 1412 metre level. The ore is temporarily stored in a 1,725 tonne coarse ore bin that feeds the crusher. From the crusher it is conveyed to a 1,600 tonne fine ore bin, where it is conveyed to a loading pocket at the 1508 metre level and placed into two 15 tonne skips and hoisted to surface. The ore on surface is hauled by 53 to 63 tonne haulage trucks directly to the Flin Flon concentrator or is dumped on a stockpile close to the concentrator.

Ore from 777 North expansion is loaded onto haul trucks by LHDs and transported up the ramp to surface. The ore is dumped on the ground prior to being sent through a surface crusher operated by a contractor. The ore is then loaded and transported for processing at the Flin Flon concentrator or stockpiled nearby.

Our Flin Flon concentrator processes 777 ore into copper and zinc concentrates. Copper concentrate is sold to third party purchasers and zinc concentrate is sent to our Flin Flon zinc plant where it is further processed into special high grade zinc before being sold to third party purchasers. See “Description of our Business — Other Assets — Processing Facilities” and “Description of our Business — Other Information — Products and Marketing”.

Current production rates are expected to be approximately 4,000 tonnes per day for the 777 mine and 330 tonnes per day at the 777 North expansion based on 363 days of production per year. This yields an expected mine life to the first quarter of 2020 for the 777 mine, while 777 North expansion is expected to end production in the fourth quarter of 2019. Production from 777 is subject to federal and provincial income taxes, as well as the Manitoba mining tax. The combined federal and provincial income tax rates are assumed to be approximately 27% for the life of the mine.

The 777 mine has been in commercial production since 2004 and the original project capital has already been paid back and ongoing capital is defined as sustaining capital.

Exploration and Development

2011 marked the first year that a concentrated effort on exploration drilling was conducted from underground at the 777 mine. Much of the drilling to that date had been focused on converting resources to reserves. In excess of 128,000 metres of underground exploration drilling has been drilled at the 777 mine targeting additional resources in the hanging wall, footwall, along strike and in upgrading inferred resources. In 2015, we plan to explore the recently optioned War Baby claim, which lies adjacent to the 777 deposit, and to test footwall mineralization down plunge of the historic Callinan mine.

Lalor Mine

Project Description and Location

Lalor is a zinc, gold and copper mine near the town of Snow Lake in the province of Manitoba. Lalor is located approximately 210 kilometres by road east of Flin Flon, Manitoba of which 197 kilometres is paved highway. Lalor commenced initial ore production from the ventilation shaft in August 2012 and commenced commercial production from the main shaft in the second half of 2014.

We own a 100% interest in the property through nine mineral leases that total approximately 946 hectares with annual rental payments payable to the Manitoba government of $10,234. The mineral leases terminate in April and September of 2023 and March of 2033. There are no royalties payable other

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than those potentially payable to the province. Surface rights are held under general permits with total annual rental payments of $1,213 and are sufficient for purposes of our development plans.

The Lalor project was envisaged to utilize, to the greatest extent possible, existing infrastructure in the Snow Lake area from previous mining activities and currently operating facilities. As such, liabilities associated with each operational area have been addressed by the closure plans previously submitted to the regulators and financial assurance has been provided to cover total closure and remediation costs.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The current project infrastructure includes a four kilometre main access road that was constructed in 2010 from provincial road 395 and provides access from the Chisel North mine site to the Lalor site. This access road includes a corridor with freshwater/discharge pipelines and a main hydro line. Access to the site is off of paved provincial highway 392 which runs between Snow Lake and Flin Flon.

The Snow Lake area has a typical mid-continental climate, with short summers and long, cold winters. Climate generally has only a minor effect on local exploration and mining activities.  The project area is approximately 300 metres above sea level, consisting of ridged to hummocky sloping rocks with depressional lowlands, and has gentle relief that rarely exceeds 10 metres. The area of Lalor and surrounding water bodies (Snow, File, Woosey, Anderson and Wekusko lakes) are located in the Churchill River Upland Ecoregion in the Wekusko Ecodistrict. The dominant soils are well to excessively drained dystic brunisols that have developed on shallow, sandy and stony veneers of water-worked glacial till overlying bedrock. Significant areas consist of peat-filled depressions with very poorly drained typic and terric fibrisolic and mesisolic organic soils overlying loamy to clayey glaciolacustrine sediments.

Tailings production associated with the Lalor mine is impounded in the Anderson Tailings Impoundment Area (“TIA”). Waste rock from the Lalor mine is treated in the Chisel Water Treatment Plant along with water from the Chisel Open Pit.

We operate a mine water pump station at the north end of Chisel Lake approximately eight kilometres from Lalor. In addition, we commissioned a 2,000 US gpm water treatment plant in the spring of 2008 at Chisel Lake, approximately seven kilometres by road from Lalor.

Power for the site is being transmitted at 25 kV from the Lalor substation located at the Chisel North minesite via 4 km transmission line.

We believe there are sufficient skilled operating, maintenance and technical personnel available to bring Lalor to its planned full production. The Lalor mine in full operation will require approximately 300 employees and the new concentrator will require approximately 75 employees.

History

The Lalor deposit is situated in the Chisel Basin. Exploration in the Chisel Basin has been active since 1955. The Chisel Basin area has hosted three producing mines, namely, Chisel Lake, Chisel Open Pit and Chisel North. All three mines have very similar lithological and mineralogical features.

A Crone Geophysics survey in 2003 indicated a highly conductive shallow-dipping anomaly at a vertical depth of 800 metres. In early 2007, drill hole DUB168 was drilled almost vertically to test the anomaly and intersected a band of conductive mineralization between 781.74 metres and 826.87 metres (45.13 metres). Assay results include 0.30% Cu and 7.62% Zn over the 45.13 metres, including 0.19% Cu and 17.26% Zn over 16.45 metres.

Geological Setting

The Lalor property lies in the eastern (Snow Lake) portion of the Paleoproterozoic Flin Flon Greenstone Belt and is overlain by a thin veneer of Pleistocene glacial/fluvial sediments. Located within

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the Trans-Hudson Orogen, the Flin Flon Greenstone Belt consists of a variety of distinct 1.92 to 1.87 Ga tectonostratigraphic assemblages including juvenile arc, back-arc, ocean-floor and ocean-island and evolved volcanic arc assemblages that were amalgamated to form an accretionary collage (named the Amisk Collage) prior to the emplacement of voluminous intermediate to granitoid plutons and generally subsequent deformation. The volcanic assemblages consist of mafic to felsic volcanic rocks with intercalated volcanogenic sedimentary rocks. The younger plutons and coeval successor arc volcanics, volcaniclastic, and sedimentary successor basin rocks include the older, largely marine turbidites of the Burntwood Group and the terrestrial metasedimentary sequences of the Missi Group.

The Snow Lake arc assemblage that hosts the producing and past-producing mines in the Snow Lake area is a 20 kilometres wide by 6 kilometres thick section that records a temporal evolution in geodynamic setting from ‘primitive arc’ (Anderson sequence to the south) to ‘mature arc’ (Chisel Basin sequence) to ‘arc-rift’ (Snow Creek sequence to the northeast). The ‘mature arc’ Chisel Basin sequence that hosts the zinc rich Chisel, Ghost, Chisel North, and Lalor deposits typically contains thin and discontinuous volcaniclastic deposits and intermediate to felsic flow-dome complexes.

The Lalor deposit is similar to other massive sulphide bodies in the Chisel Basin sequence (Chisel Lake, Ghost Lake and Chisel North), and lies along the same stratigraphic horizon as the Chisel Lake and Chisel North deposits. It is interpreted that the top of the zone is near a decollement contact with the overturned hanging wall rocks.

Exploration and Drilling

Exploration in the Lalor deposit area is conducted by Hudbay personnel. Time-domain borehole electromagnetic surveys with three dimensional probes are routinely conducted on drill holes. The survey results identify any off-hole conductors that have been missed and indicate direction to the target as well as the dimensions and the attitude of the conductor. The survey also may detect any possible conductors which lie past the end of the hole allowing the geologist to know whether or not the hole should be deepened.

Diamond drilling is the only type of drilling carried out at Lalor. Definition drilling is ongoing for purposes of mine planning and exploration drilling recommenced in late 2014 from the exploration ramp on 1025 metre level to test the copper-gold zone mineralization.

As of September 30, 2014, 121 parent and 101 wedge holes, amounting to 198,399 metres of drilling, was completed from surface. A further 470 holes for 56,105 metres of definition drilling, and 224 holes for 5,921 metres of stope definition drilling was completed from underground.

All diamond drilling completed from surface or underground retrieved whole core sizes of BQ and NQ with core recovery near 100%.

Mineralization

Lalor is interpreted as a gold enriched VMS deposit that precipitated at or near the seafloor in association with contemporaneous volcanism, forming a stratabound accumulation of sulphide minerals. VMS deposits typically form during periods of rifting along volcanic arcs, fore arcs, and in extensional back arc basins.  Rifting causes extension and thinning of the crust, providing the high heat source required to generate and sustain a high-temperature hydrothermal system.

The location of VMS deposits is often controlled by synvolcanic faults and fissures, which permit a focused discharge of hydrothermal fluids. A typical deposit will include the massive mineralization located proximal to the active hydrothermal vent, footwall stockwork mineralization, and distal products, which are typically thin but extensive. Footwall, and less commonly, hanging wall semi-conformable alteration zones are produced by high temperature water-rock interactions.

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The depositional environment for the mineralization at Lalor is similar to that of present and past producing base metal deposits in felsic to mafic volcanic and volcaniclastic rocks in the Snow Lake mining camp. The deposit appears to have an extensive associated hydrothermal alteration pipe.

The Lalor VMS deposit is isoclinaly folded and flat lying, with zinc mineralization beginning at approximately 570 metres from surface and extending to a depth of approximately 1,160 metres. The mineralization trends about 330° to 360° azimuth and dips between 15° and 30° to the northeast. It has a lateral extent of about 900 metres in the north-south direction and 700 metres in the east-west direction.

Sulphide mineralization is pyrite, sphalerite and chalcopyrite. In the near solid (semi-massive) to solid (massive) sulphide sections, pyrite occurs as fine to coarse grained crystals ranging one to six millimetres and averaging two to three millimetres in size. Sphalerite occurs interstitial to the pyrite. A crude bedding or lamination is locally discernible between these two sulphide minerals. Near solid coarse grained sphalerite zones occur locally as bands or boudins that strongly suggest that remobilization took place during metamorphism. Disseminated blebs and stringers of pyrrhotite and chalcopyrite occur locally within the massive sulphides, adjacent to and generally in the footwall of the massive sulphides.

Notable gold and silver rich zones have also been intersected in the footwall of the zinc rich base metal mineral resources on the property. The precious metal mineralization begins at approximately 750 metres from surface and extends to a depth of approximately 1,480 metres. Their general shape is similar to the base metals. However, the current interpretation suggests the deeper copper-gold lens tends to have a much more linear trend to the north than the rest of the zones.

Gold and silver enriched zones occur near the margins of the sulphide lenses and in local silicified footwall alterations. These silicified areas often correlate with disseminated to stringer chalcopyrite and galena, whether together or independent of each other. This footwall gold mineralization is typical of VMS footwall feeder zones with copper-rich disseminated and vein style mineralization overlain by massive zinc-rich zones.

Seven distinct stacked zinc rich mineralized zones, six stacked lens groups of gold mineralization of low sulphide either in contact with or entirely separate to the zinc rich base metal resources and one copper-gold zone of mineralization were interpreted. The interpreted gold zones are generally co-paralleled and/or separate to the zinc rich base metal mineral resource zones. However, gold and potential gold zones locally merge, overlap and cut through zinc rich base metal resources.

The gold zones remain open down plunge to the north and northeast.

Sampling and Analysis

During the surface exploration drill program, bagged samples were delivered to our Flin Flon assay laboratory and after preparation the pulp samples are delivered to Acme for analysis. A total of 66,038 samples from 119 parent holes and 98 wedges were submitted for assay and analysis. Sampling methods are substantially the same as those used at our 777 mine, as described above.

The current underground definition drilling samples are bagged and delivered to our Flin Flon assay laboratory for SG analysis, crushing and pulping, and assay analysis. A total of 54,935 samples from 694 definition holes were submitted for assay and analysis.

Security of Samples

The measures taken to ensure the validity and integrity of samples taken at our Lalor mine are substantially the same as those taken at our 777 mine, as described above.

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Mineral Resource Estimates

The mineral resource estimate, effective as of a September 30, 2014 cut-off date for diamond drilling, for the zinc rich base metal, gold and copper-gold zones was completed using MineSight 6.5 block modeling software in UTM NAD83 coordinates.

The zinc rich base metal mineralized zones were constrained by interpreted 3D wireframes in the block model. Gold, silver, copper, zinc, lead, and iron grades and specific gravity were estimated into blocks using Ordinary Kriging (“OK”) interpolation. Zone intersections were selected based on a minimum 4% Zinc Equivalency formula (“ZNEQ”) over a two metre core length. The ZNEQ was calculated from metal price and metal recovery assumptions, with economic contributions from gold, silver, copper and zinc. Each block was assigned a ZNEQ.

The gold and copper-gold mineralized zones were constrained by interpreted 3D wireframes in the block model. A 2.0 g/t gold cut-off over a two metre core length was used to determine the zone outlines for continuity purposes to build the 3D wireframes. Gold, silver, copper, zinc, lead, and iron grades and specific gravity were estimated into blocks using OK interpolation.

In order to avoid any disproportionate influence of random, anomalously high grade assays on the estimated average metal grade, histograms, cumulative frequency log probability charts, cutting curves, and decile analysis charts were created to examine the assay grade distribution and assess the need for grade capping.

The zinc rich, gold and copper gold mineral resources are classified on the basis of the model blocks to the nearest composite, minimum number of composites, and minimum number of drill holes.

Mineral Reserve Estimates

Mining, processing and economic parameters were applied to the block model to form the basis of the reserve estimate with an effective date of January 1, 2015. The measured resources were used to estimate the proven mineral reserves and the indicated resources were used to estimate the probable mineral reserves. Mining methods were established for each mining area and an NSR was calculated to determine the economic viability. NSR revenues were calculated for each mining area comprised of blocks from the block model assuming metallurgical recoveries and long term metals prices. To determine the economic viability and NSR margin of each mining block, onsite operating costs, capital development and offsite costs were estimated and applied against copper bulk and zinc concentrate produced for each mining block. The final step of the reserve process involved developing an annualized life of mine production plan and supporting cash flow analysis to determine the Lalor mineral reserves.

Reconciliation of Reserves and Resources

A year over year reconciliation of our estimated mineral reserves and resources at the Lalor mine is set out below.

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Lalor Mine
Mineral Reserve Reconciliation (Proven & Probable)		tonnes(1)
A	2014 Mineral Reserve	15,196,000

B	2014 Production (from Reserves)	549,000

C	(A - B)	14,647,000

D	Geology(2) Gain/(Loss)	(731,000)

E	Mine Planning(3) Gain/(Loss)	104,000

F	Economics(4) Gain/(Loss)	295,000

G	(D + E + F)	(332,000)

H	2015 Mineral Reserve (C + G)	14,315,000

(1)Totals may not add up correctly due to rounding

(2)Geology - diamond drilling, interpretation, estimation (interpolation parameters)

(3)Mine Planning - resultant change of mine plan design, dilution and recovery

(4)Economics - mine operating and capital, commodity price and CDN$/US$ exchange, concentrating, TC/RC, freight

Lalor Mine
Mineral Resource Reconciliation ((Inferred)		tonnes(1)
I	2014 Mineral Resource	10,113,000

J	2015 Mineral Resource	9,222,000

K	(J - I)	(891,000)

(1)Totals may not add up correctly due to rounding

Mining Operations

Mine Planning

Lalor mine is a multi-lens, flat lying orebody with ramp access from surface and shaft access to the 995 metre level. Internal ramps located in the footwall of the orebody provide access between mining levels. Stopes are accessed by cross cuts from the major mining levels.

Power is provided to the mine via power cables located in the production shaft, with voltage reduced to 550V by portable 1 MVA electrical substations located near mining areas. Secondary power is provided by a power cable located in the Chisel North area ventilation raise. Mine ventilation is currently 850,000cfm with fresh air intakes at the production shaft, Chisel North downcast raise and the Lalor ramp downcast raise. Ventilation air is exhausted from the mine via a 5.0m diameter exhaust shaft equipped with two exhaust fans.  Mine ventilation air is heated by direct fired propane heaters located at each of the intakes. Lalor mine’s fresh water source is Chisel Lake. Water is pumped from Chisel Lake to Lalor via heat traced pipeline. Fresh water pipe lines are located in the production shaft, with secondary water from natural ground water in the Lalor ramp. There is a dual mine dewatering system, with settling cones and pumps located near the Lalor production shaft at 955 metre level pumping water up the production shaft with a secondary dewatering system located in the Lalor ramp, pumping water to settling cones and pumps located at 495 metre level at Chisel North mine to a pipeline located in the Chisel North ventilation raise.

Mining is done using mobile rubber tired diesel equipment. Load haul dump (“LHD”) units vary from 5.8m3 to 7.6m3. Trucks are 50 to 60 ton units that haul both ore and waste direct to rock breakers located near the production shaft at 910 metre level. Rock is sized to 16” minus and conveyed to the shaft

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for hoisting to surface by two skips in balance. Hoisted ore is hauled by truck to the Chisel North mine site for crushing to 6” and stockpiling. Crushed ore is loaded by front end loader to tractor trailers and hauled to the Hudbay concentrator at Stall Lake. Waste rock is stored in an outside bunker. It is loaded by front end loader to rock trucks and hauled to the Chisel open pit for permanent disposal.

Lateral development in ore and waste is done by two boom jumbo drills. Blasted rock is mucked by LHD units to haul trucks. Development ore is hauled to the shaft and development waste is hauled either to open stopes for disposal as backfill or to the shaft. Ground control in development headings is typically 2.2m long #7 resin rebar installed on a 1.2m x 1.2m pattern, with welded wire mesh installed to the mining face along the back and walls to within 1.8m of the sill.

Two main mining methods are utilized at Lalor mine; post pillar cut and fill mining and long hole open stope mining. Secondary methods include single pass mechanized cut and fill mining and longhole longitudinal retreat mining. Mined out stopes are filled with waste backfill.  All stope mining is done using emulsion explosives.

Post pillar cut and fill mining is typically done in 5m high lifts. Drifts and cross cuts are 7m wide by 5m high, with 7m x 7m post pillars left between cross cuts. Ore is mucked conventionally by LHD and loaded directly to haul trucks for haulage to the production shaft.

Long hole stopes are mined at 15m vertical sill to sill intervals. Stope strike lengths are generally 15 to 19m, mined hangingwall to footwall. Ore is undercut at the top and bottom of the block, providing access for drilling and mucking. Mucking is done by remote controlled LHD units and then loaded to haul trucks for haulage to the production shaft.

Current production rates are approximately 2,850 tonnes per day based on 362 days per year. Mine ore is hauled to Chisel North mine site for crushing to 6”. Crushed ore is hauled to and treated at the Snow Lake concentrator.

Ore is received at the concentrator in two coarse ore bins. Ore is conveyed to a three stage crushing plant and crushed to 19mm. Crushed ore is conveyed to two sequential rod and ball mill combinations operating parallel with each other. The mills feed a sequential flotation process where a bulk rougher copper concentrate is floated first. The copper rougher concentrate is reground, followed by three stages of cleaning producing a concentrate grading approximately 20% copper. The copper concentrate is thickened and filtered to remove most of the water, and is conveyed to concentrate storage. Copper concentrate is loaded to semi tractor trailer trucks for transport to Flin Flon for transport to third party smelters.

The tails from the copper circuit feed the zinc flotation circuit which produces a zinc rougher concentrate. This is followed by three stages of zinc cleaning which produces a concentrate grading approximately 51% zinc. Zinc concentrate is thickened and filtered and is conveyed to concentrate storage. Zinc concentrate is loaded to semi tractor trailer trucks for transport to Flin Flon where it is processed into refined zinc.

Final tails from the Snow Lake concentrator are pumped to the Anderson TIA for permanent disposal.

We are currently working on alternative mine plans to determine whether there are opportunities to optimize our expected ore production rate to better match the production shaft capacity.

Permitting and Environmental

In March 2014, we received the Environment Act Licence (“EAL”) for the Lalor mine which allowed the mine to move into full production and skip tonnes up the main production shaft after  construction and commissioning was completed in the third quarter of 2014. A separate EAL is required, and an application was submitted to the Manitoba government in May 2013, for a new Lalor concentrator.

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As required, future improvements and capacity expansion to the Anderson TIA will commence after the Notice of Alteration of its existing licence submitted to the regulatory authorities is approved

A requirement of the EAL is to provide an updated closure plan, which was submitted and is currently under review by the regulatory authorities.

Exploration and Development

In 2014, we mined 551,883 tonnes of ore via the ventilation and production shafts at Lalor and ore was trucked to the Snow Lake concentrator for processing. First production from the production shaft  was completed in the second half of 2014 and we achieved commercial production at Lalor at the end of the third quarter of 2014.

An exploration ramp was driven from the shaft station at 955 metre level to the northeast at a grade of -15% for approximately 440m. Underground exploration drilling commenced from the bottom of the exploration ramp at 1025 metre level in late 2014 for the purposes of upgrading inferred resources within the copper-gold zone, determining optimal location to further advance the exploration ramp, developing additional drill platforms and testing the down plunge potential of the gold and copper-gold zones.

Constancia Project

Property Description and Location

We own a 100% interest in the Constancia project in southern Peru. The Constancia project includes the Constancia and Pampacancha deposits and is located approximately 600 kilometres southeast of Lima at elevations of 4000 to 4500 metres above sea level. Geographic coordinates at the centre of the property are longitude 71° 47’ west and latitude 14° 27’ south.

We acquired the Constancia project in March 2011 through our acquisition of all of the outstanding shares of Norsemont. We own a 100% interest in the 36 mining concessions (covering an area of 22,516 hectares) that comprise the Constancia project, all of which are duly registered in the name of our wholly-owned subsidiary, HudBay Peru S.A.C.; HudBay Peru S.A.C. also has the required surface rights to develop the Constancia project. Most of the known mineralization is located in the claims Katanga J, Katanga O, Katanga K, and Peta 7, though small mineralized outcrops are common throughout the area. All the mining concessions are currently in good standing. The annual concession fee payments of US$3.00 per hectare are due on June 30 each year.

The Constancia project commenced initial production in the fourth quarter of 2014 and is expected to achieve commercial production in the second quarter of 2015.

The Constancia project is subject to the following taxes, royalties and other agreements concerning mineral production:

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Peruvian Tax Regime

The Constancia project is subject to the Peruvian tax regime, which includes the mining tax, mining royalty, 8% labour participation, corporate tax and IGV/VAT. The Special Mining Tax (“SMT”) and the Mining Royalty (“MR”) were introduced in late-2011 for companies in the mineral extractive industries. Both the SMT and the MR are applicable to mining operating income based on a sliding scale with progressive marginal rates. The effective tax rate is calculated according to the operating profit margin of the company. Based on Constancia’s expected life-of-mine operating profit margin, the effective SMT and MR tax rates are projected to be 2.70% and 2.37% of operating income over the life of the project. The MR is subject to a minimum of 1% of sales during a given month.

Precious Metals Stream Agreement

100% of the Constancia project’s silver production and 50% of its gold production is subject to our agreement with Silver Wheaton, as described in this AIF.

Legacy NSR

We will be required to pay a net smelter return royalty (NSR) of 0.5% to a maximum of US$10.0 million to the previous owners of the property.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Constancia project is accessible from Lima by flying to either Arequipa or Cusco and then proceeding by paved and gravel highway to the project site, which in each case takes approximately seven hours. The closest town is Yauri (population 23,000), which is approximately 80 kilometres by road from the project site. The road to Yauri (in the general vicinity of Xstrata’s Tintaya and Antapaccay mines) is expected to be upgraded in time to meet the life-of-mine transportation requirements of the project. Copper concentrate is expected to be transported via Yauri to the Matarani port, which is approximately 460 kilometres by road from the project site.

The climate of the region is typical of the Peruvian altiplano in which the seasons are divided into the wet season between October and March with slightly higher temperatures and a dry season during April to September with colder temperatures. Temperatures can dip below -10° Celsius and rise to 20° Celsius. The sun can be very strong with high ultraviolet readings being common during the mid-day period. There is a climate monitoring station installed at the project site.

Elevations on the property range from 4,000 to 4,500 metres above sea level with moderate relief and grass-covered altiplano terrain. Slopes are typically covered with grasses at lower elevations. At higher elevations, talus cover is common with very little vegetation. The grasslands are used as pasture for animals and at lower elevations for some limited subsistence agriculture. Water resources are readily available from a number of year-round streams near the project site.

The Constancia project’s maximum demand for electricity is estimated to be 96 MW with an average load of 85 to 90 MW in the first 5 years. Electricity is supplied via a 220 kV Tintaya substation located about 70 kilometres from the mine site and we have executed a contract for integrated services to bring power from this substation to the Constancia project.

Other project infrastructure includes the tailings management facility, waste rock facility and water management systems.

We have entered into life-of-mine agreements with the neighbouring communities of Chilloroya and Uchuccarco. These agreements provide us the surface rights required for project construction and operations and specify our commitments to these local communities over the course of mine construction and operations. In particular, the community agreements contemplate cash payments for the land access rights, as well as funds for facilitation of development projects and investment for local enterprises. The

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agreements also outline ongoing annual investments in community development including medical, educational and agricultural services and contemplate a bi-annual review of certain of the social development terms. While we have entered into the life-of-mine agreements, we need to acquire additional surface rights in order to successfully complete the project, including surface rights over the Pampacancha deposit, and there can be no assurance that we will be able to secure the agreements required to do so.

The nearby communities can provide unskilled labourers, but access to skilled mining talent must be obtained through training or enlisting personnel from outside the area.

History

The original Constancia property, consisting of 13 concessions, was obtained by Norsemont pursuant to an option agreement with Rio Tinto Mining and Exploration Ltd. (“Rio Tinto”). Norsemont acquired an initial 51% interest in the property from Rio Tinto in November 2007.Pursuant to the option agreement, in March, 2008 Norsemont acquired the remaining 19% interest in Constancia held by Rio Tinto. Norsemont acquired the remaining 30% interest in the project from Mitsui Mining and Smelting Company Limited Sucursal Del Peru (“Mitsui”) and 23 additional concessions were obtained by Norsemont in 2007 and 2008.

The San Jose prospect (which forms part of the Constancia deposit) was explored by Mitsui during the 1980s. Exploration consisted of detailed mapping, soil sampling, rock chip sampling, and ground magnetic and induced polarization surveys with several drill campaigns. Drilling was mainly focused on the western and southern sides of the prospect. Mitsui completed 24 drill holes (4,200 metres) and Minera Katanga completed 24 shallow close-spaced drill holes at San Jose (1,200 metres).

In 1995, reconnaissance prospecting by Rio Tinto identified evidence for porphyry style mineralization exposed over an area 1.4 x 0.7 kilometres, open in several directions, with some copper enrichment below a widespread leach cap developed in both porphyry and skarn.

In May 2003, Rio Tinto revisited the area and the presence of a leached cap and the potential for a significant copper porphyry deposit were confirmed. Negotiations with Mitsui, Minera Livitaca and Minera Katanga resulted in agreements being signed on October 31, 2003 with the underlying owners. Rio Tinto renamed the prospect “Constancia”.

The Rio Tinto exploration activities consisted of geological mapping, soil, and rock chip sampling, and surface geophysics (magnetics and induced polarization). Rio Tinto completed 24 diamond drill holes for a total of 7,500 metres.

Geological Setting

The Constancia deposit is a porphyry copper-molybdenum system which includes copper-bearing skarn mineralisation. This type of mineralisation is common in the Yauri-Andahuaylas metallogenic belt where several porphyry Cu-Mo-Au prospects have been described but not exploited. Multiple phases of monzonite and monzonite porphyry have intruded a sequence of sandstones, mudstones and micritic limestone of Cretaceous age. Structural deformation has played a significant role in preparing and localising the hydrothermal alteration and copper-molybdenum-silver-gold mineralisation, including skarn formation.

The Pampacancha deposit is a porphyry related skarn system, with copper-bearing skarn mineralization. This type of mineralisation is common in the Yauri-Andahuaylas metallogenic belt where several skarn deposits have been developed, including Corocohuayco in the Tintaya District and Las Bambas.

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Exploration and Drilling

Exploration is ongoing in the Constancia project area and is focused on the following:

Surface mapping and sampling

From 2007 to 2014, 20,789 hectares were mapped in the Constancia project area. Of this, 8,905 hectares were mapped on our mining concessions, which represents 80% of our mining rights in the area. Additionally, 3,313 rock samples and 165 stream sediments samples were collected during this period.

Geophysical data

An in-house interpretation of the geophysical data along with interpretation of available surface mapping and rock and stream sediment geochemistry helped identify several targets within the project area. The most important ones are the anomalies associated with the Pampacancha deposit, the chargeability-magnetic anomalies observed in the Chilloroya South prospect and the chargeability anomalies located in Uchuccarco, at 3.8 kilometres northeast of the Constancia porphyry. In addition, a Titan-24 DC-IP-MT survey was completed in July 2011 to the south of the Constancia deposit. In late 2013, an aeromag and radiometric helicopter geophysical survey was carried out over an area of 80 square kilometres near Constancia.

Exploration targets and drilling

A total of 7 holes and 1798 meters were drilled in 2014. 3 holes were drilled in the geophysical anomaly immediately west of the Constancia pit and 4 holes were drilled 4 Km to the west of the Constancia pit, targeting magnetic anomalies in the Urazana area. Short mineralized intervals and low grade copper were intersected. No drilling was performed on the Constancia or Pampacancha deposits in 2014.

Ongoing remediation of construction activities took place throughout 2014 with a total of 21 hectares complete with re-vegetation.

Mineralization

The Constancia porphyry copper-molybdenum system, including skarn, exhibits five distinct deposit types of mineralization:

1.              Hypogene fracture-controlled and disseminated chalcopyrite mineralization in the monzonite (volumetrically small);

2.              Hypogene chalcopyrite (rare bornite) mineralization in the skarns (significant);

3.              Supergene digenite-covellite-chalcocite (rare native copper) in the monzonite (significant);

4.              Mixed secondary sulphides/chalcopyrite in the monzonite (significant); and

5.              Oxide copper mineralization (volumetrically small).

Molybdenite, plus gold and silver, occur within all the above deposit types.

Two areas of porphyry-style mineralisation are known within the project area, Constancia and San José. At Constancia, mineralisation is deeper than that observed at San José which occurs at surface. The mineralized zone extends about 1,200 metres in the north-south direction and 800 metres in the east-west direction.

The Pampacancha deposit is located approximately 3 kilometres southeast of the Constancia porphyry. The stratigraphy unit in the area is the massive, gray micritic limestone of Upper Cretaceous Ferrobamba Formation; this unit in contact with the dioritic porphyry generate a magnetite skarn, hosts economic mineralization of Cu-Au-Mo.

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The intrusive rocks are Oligocene age unmineralized basement diorite. Diorite porphyry is recognized as the source for skarn mineralisation, which in turn is cut by mineralized monzonite intrusions which provide minor local increases in Cu-Au mineralisation. Skarn Cu-Au mineralisation is best developed at the upper and lower margins of the limestone body. Prograde magnetite-chalcopyrite-pyrite skarn grades are marginally well mineralized garnet and pyroxene skarn which are locally overprinted by epidote-bearing retrograde skarn.

Epithermal mineralisation of the low sulphidation quartz-sulphide Au + Cu style, accounts for common supergene enriched Au anomalies, and along with other features such as hydrothermal alteration and veins typical of near porphyry settings.

Sampling and Analysis and Security of Samples

The sample preparation, analysis, security procedures and data verification processes used in the exploration campaigns on the Constancia project prior to our acquisition were reviewed through the documentation available in previously filed technical reports and we have been determined that the sampling methodology, analyses, security measures and data verification processes were adequate for the compilation of data at Constancia and Pampacancha and such processes continue to be used by us.

Constancia

At Constancia, a total of 1,247 bulk density measurements were taken by ALS Chemex from 145 drill holes using the paraffin wax coat method. Samples for density measurement in each major rock unit were extracted at approximately 50 metre intervals. Sample preparation and assaying used for the resource estimate in Norsemont’s 2009 Definitive Feasibility Study was done by ALS Chemex. In July 2008, the primary lab was changed to SGS del Peru (“SGS”) in Lima. Samples were prepared and analyzed using standard procedures, including Fire Assay (for gold) and Inductively Coupled Plasma — Atomic Emission Spectroscopy and Atomic Absorption Spectrophotometry (for other elements). All samples with copper values above 0.2% were analyzed by a Sequential Copper Method (although sequential copper data was not available for Rio Tinto’s exploration campaign).

All lithological, alteration, geotechnical and mineralization data was logged on paper logs that were later entered in spreadsheets from where they were imported into the database. It was noted that the data entry spreadsheets had a number of built-in logical checks to improve the validity of the database. As was mentioned in Norsemont’s 2009 Definitive Feasibility Study, the geological and sample data was verified by a senior geologist before importing into a database.

Assay data was delivered in digital form by the main laboratory. Checks for inconsistent values were made by the senior geologist before data was uploaded.

We checked collar positions visually on plans for correctness in the data entry. Down-hole surveys were checked by examining coarse changes in the variables. Check runs were at regular intervals to check consistency of the drilling data.

Discrepancies were not identified between the log data and assay certificates and the drill hole database of text files used for the mineral resource estimate.

The quality control protocol during Norsemont’s Constancia exploration campaigns from 2006 to 2010 included the insertion of the following control samples in the sample batches:

•                  Twin samples (Core) or field duplicates (RC): one in 20 samples.

•                  Certified Reference Materials (CRMs): one in 20 samples; four CRMs are inserted in alternate order.

•                  Blanks: one in 20 samples.

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The twin samples, field duplicates, coarse blanks and CRMs were inserted on the drill site prior to submission to the laboratory and Acme acted as secondary laboratory for the 2006 and part of the 2007 campaigns to check samples.

Pampacancha

A total of 56 bulk density measurements were taken from actual core at the Pampacancha deposit. The density measurements were conducted by ALS Chemex and are representative of the different rock and mineralization domains recognized to date.

All samples were sent to SGS for preparation and assaying. The SGS laboratory conforms to ISO/IEC 17025 and ISO 9002 standards and all samples were analyzed through Inductively Coupled Plasma — Atomic Emission Spectrometry  after multi-acid digestion and gold was determined by fire assay with Atomic Absorption Spectroscopy.

During the drilling, blanks were inserted into the sample stream as per geologist instruction at approximate intervals of every 30 samples. Standard references were prepared with material obtained from the Pampacancha deposit by us and were analyzed and certified by Acme labs. As part of the Pampacancha drilling, duplicates were obtained by splitting half core samples, obtaining two quarter core sub-samples, one quarter representing the original sample and the other quarter representing the duplicate sample.

We submitted a total of 26,927 samples from 175drill holes to SGS’s laboratory for analysis. In addition to these samples, 471 blanks, 336 reference standards and 486 duplicates were submitted.

•                  Blanks: During the drilling, blanks were inserted into the sample stream as per geologist instruction at approximate intervals of every 30 samples.

•                  Reference Standards: The reference standards certified by Acme labs were assayed by SGS. Of the 336 copper standards submitted for assaying, 124 of the assays fell outside the lower standard deviation indicating possible sub-estimation of copper content.

•                  Duplicates: The geologist routinely inserted duplicate core samples to check the homogeneity of the mineralization and sampling precision; duplicates were inserted approximately every 30 samples.

An internal validation of the drill hole database against the original drill logs and assay certificate information was carried out by us. The validation included 100% of the assay values from the Pampacancha drilling. No significant discrepancies existed within the database and it is believed to be accurate and suitable for mineral resource estimation.

Mineral Resource and Mineral Reserve Estimates

Mineral Resources

Constancia

The Constancia mineral resource estimate was updated by Hudbay Peru. The mineral resource estimate updated a previous estimate done by AMEC and GRD Minproc as part of Norsemont’s 2009 Definitive Feasibility Study.

Resource estimation for Constancia was based on integrated geological and assay interpretations of information recorded from diamond core logging and assaying and is comprised of following key steps: Exploratory Data Analysis, Modelling (Composites, variography and Interpolation) and Validations. A total of 161,110 metres (554 holes) had been drilled at the time of the resource estimate.

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The Constancia geological model is comprised of six lithology domains and five mineralization type zones. The mineralization type zones are: leached, oxide, supergene, mixed and hypogene material. The mineralization type model is based on logged codes, which have been checked against the sequential leach copper assay values.

Statistical analyses were performed by lithology type and mineralization type zone and were used to develop estimation domains.

In terms of resources categorization, the drill hole spacing analysis results indicate that a drilling spacing of 50 metres by 50 metres could be used to classify material as measured resources and drilling spacing of 80 metres by 80 metres could be used to classify material as Indicated resources.

Pampacancha

The Pampacancha mineral resource estimate was developed by our Geology Team under the direction of Robert Carter, P. Eng. Director, Technical Services. The estimate has been approved by Cashel Meagher, P. Geo., Vice President, South America Business Unit, a qualified person under NI 43-101.

The Pampacancha deposit was first drilled by Norsemont in 2008 and continued to be drilled by us after we acquired Norsemont in 2011. A total of 140 holes (38,239 metres) were used in the resource calculation with 11 of those being derived from reverse circulation drilling and the remaining 129 from HQ diameter diamond drilling. All holes were drilled from surface by Geotec. Core recovery was near 100% for all holes.

The drilling results were used to enable the preparation of a 3D geological interpretation and estimation of mineral resources. The database for the drill hole data utilised was maintained in Access spreadsheets and was validated by us in order to identify possible errors and compatibility to the assay certificates. We determined that the skarn mineralisation hosts the majority of the copper and the resource estimation was completed only for the skarn.

The mineral resource was estimated by ordinary kriging interpolation.

Mineral Reserves

The Constancia mineral reserve estimate as at January 1, 2015 consists of an analysis of the potential to increase the life of mine (LOM) of the Constancia and Pampacancha pits. This analysis is based on the optimization of economic parameters, such as metal prices, which results in the mineral reserves increase for Constancia and Pampacancha deposits. In addition, the opportunity to expand the main mine facilities storage capacity, such as Tailings Management Facility (“TMF”) and Waste Rock Facility (“WRF”), takes part in this mineral reserves increase as well, considered as opportunity in terms of engineering.

This mineral reserve estimate has been determined and reported in accordance with NI 43-101 and the classifications adopted by CIM Council in November 2010. NI 43-101 defines a Mineral Reserve as “the economically mineable part of measured and indicated mineral resources”.

Proven and probable reserves have continued to grow at Constancia and Pampacancha to 620 million tonnes at a copper equivalent grade of 0.43% supporting a 22 year mine life. The mine plan is such that the process plant is expected to operate to the capacity of the grinding circuit throughout LOM. The plant is expected to process 29 Mt /a (84,500 t/d at 94% availability) of ore. Concentrate production rates average 328,000 t/a over LOM. Pampacancha is planned to be mined between 2017 and 2020.

The mine production plan contains 674 Mt of waste and 620 Mt of ore, yielding a waste to ore stripping ratio of 1.1 to 1. An average LOM mining rate of 60 Mt/a, with a maximum of 76 Mt/a, will be

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required to provide the assumed nominal process feed rate of approximately 29 Mt/a.  The ore production schedule for the project shows average grades of 0.32% Cu, 0.009% Mo, 0.06 g/t Au and 3.1 g/t Ag.

The Block Models used for the mineral reserve estimate for Constancia and Pampacancha are based on the original mineral resource estimate described above under “Mineral Resources”. The Selective Mining Unit (SMU) in each of the original resource models was re-blocked from 10x10x15 meters to 20x20x15 meters for Constancia and from 10x10x15 meters to 20x20x15 meters for Pampacancha. The regularized models which were created to simulate the actual mining practice by regularizing the SMU block sizes were considered a diluted model (the resulting dilution was approximately 2% in the Constancia deposit and 7.5% in the Pampacancha deposit). Neither internal nor external dilution was added to the block models during the Mineral Reserve Estimation.

The regularized models which were created to simulate the actual mining practice by regularizing the SMU block sizes were considered a diluted model (the resulting dilution applied is approximately 2% in the Constancia deposit and 7.5% in the Pampacancha deposit) and no internal nor external dilution was added to the block models during the Mineral Reserve Estimation.

The Qualified Person, Cashel Meagher, concluded that smoothing within the block model provided sufficient dilution and accounted for potential mine losses.

Reconciliation of Reserves and Resources

As we did not conduct updated estimates of our reserves and resources at Constancia and Pampacancha in 2015, a year over year reconciliation of our estimated mineral reserves and resources was not required.

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Mining Operations

The primary consideration to accommodate the increased Constancia mineral reserve in the LOM was the confirmation through pre-feasibility investigation to increase the tailings dam height to accommodate this extra tonnage and the waste rock facility configuration. The resulting LOM has increased to 22 years from 16 years. In this process some of the major cost components have been updated to reflect some known actual costs such as energy, fuel, concentrate transport and port charges. The resulting change is an average cost of US$0.72 per pound of copper produced net of by product credits from a previously disclosed US$0.66 per pound of copper in the first full five years of production. Contained copper metal in concentrate is expected to average 116,000 tonnes per year over the first five full years versus 118,000 tonnes as previously disclosed. Over the remaining years, the cost per pound of copper net of by product credits has increased to US$1.14 per pound from US$1.11 per pound; and the contained copper metal in concentrate is expected to average 67,000 tonnes per year versus 77,000 tonnes per year as previously disclosed. The cost per pound of copper net of by product credits does not include the impact of the precious metals streaming transactions.

The Constancia project is a traditional open pit shovel/truck operation with two deposits, Constancia and Pampacancha. The project consists of open pit mining and flotation of sulphide minerals to produce commercial grade concentrates of copper and molybdenum. Silver and a small quantity of payable gold will report to the copper concentrate. The Pampacancha deposit exhibits higher grades of copper and gold and is scheduled to enter into production during 2016.

The Constancia ultimate pit will measure approximately 1.8 kilometres east to west, 1.6 kilometres north to south, and have a maximum depth of approximately 600 metres. The Pampacancha ultimate pit will measure approximately 0.6 kilometres east to west, 1 kilometre north to south, and have a maximum depth of approximately 300 metres. There will be one primary waste rock facility, which is located to the south of the Constancia pit and is intended to be used for both deposits. The processing facility will be located approximately 1 kilometre west of the Constancia pit, while the tailings management facility (TMF) will be located approximately 3.5 kilometres southwest of the Constancia pit.

Feed stockpiled during the pre-stripping period will be processed during the first year of plant production. The priority plant feed will enable the opportunity of maximizing the net value. The low grade material will be fed as needed and will otherwise be sent to the waste rock facility.

The processing plant is designed to process 85,000 tpd of ore (29 Mtpa at 94% plant availability) from the Constancia and San José ore bodies.

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Annual concentrate production rates are expected to ramp up from 357,000 tpa in the first four quarters of production to a peak of 450,000 tpa in Year 3. Production then drops to around 270,000 tpa until Year 9, after which it falls to 240,000 tpa until mine closure in Year 22.

The primary crusher, belt conveyors, thickeners, tanks, pebble crushers, flotation cells, mills and various other types of equipment are located outdoors without buildings or enclosures. To facilitate the appropriate level of operation and maintenance, molybdenum concentrate bagging plant, copper concentrate filters and concentrate storage will be housed in clad structural steel buildings.

The processing plant has been laid out in accordance with established good engineering practice for traditional grinding and flotation plants. The major objective is to make the best possible use of the natural ground contours to minimise pumping requirements by using gravity flows and also to reduce the height of steel structures.

Development

The Constancia project commenced initial production in the fourth quarter of 2014 and is expected to achieve commercial production in the second quarter of 2015.

Rosemont Project

The following summary of the Rosemont project is based on or extracted directly from the NI 43-101 Technical Report titled “Rosemont Copper Project, Updated Feasibility Study, Pima County, Arizona, USA” dated August 28, 2012 (the “2012 Feasibility Study”) and has been updated with current material information to the extent available. The 2012 Feasibility Study was prepared by M3 Engineering & Technology Corporation for Augusta Resource Corporation (“Augusta”) prior to Hudbay’s acquisition of Augusta.

Project Description and Location

Rosemont is a copper development project that lies on the eastern flanks of the Santa Rita Mountain range approximately 50 kilometres southeast of Tucson, in Pima County, Arizona. The property consists of a comprehensive land package that includes patented and unpatented mining claims, fee land and grazing leases that cover most of the old Mining District. The lands are under a combination of private ownership by Hudbay and Federal ownership. The lands occur within Townships 18 and 19 South, Ranges 15 and 16 East, Gila & Salt River Meridian. The Rosemont project geographical coordinates are approximately 31º 50’N and 110º 45’W.

The core of the Rosemont project mineral resource is contained within the 132 patented mining claims that in total encompass an area of approximately 2,000 acres (809 hectares). Surrounding the patented claims is a contiguous package of 1,064 unpatented mining claims with an aggregate area of more than 16,000 acres (6,475 hectares). Unpatented claims Agave 7, 8 and 9 and a small fraction named the Recorder Fraction were staked in 2014. Associated with the property are 33 parcels of fee (private) land consisting of approximately 1,800 acres (728 hectares). The area covered by the patented claims, unpatented claims and fee lands totals approximately 19,800 acres (8,012 hectares). Rosemont has also acquired 29 parcels of fee (private) land and one parcel of leased land that are more distal from the project area that are planned for: (1) various infrastructure purposes including, well fields, pump stations, utilities and ranch operation; and (2) environmental mitigation and conservation purposes. These distal private lands constitute an additional approximately 2,100 acres (850 hectares).

The patented mining claims and fee land parcels are both considered to be private lands that provide the owner with both surface and mineral rights. The patented mining claim block, located in the core of the mineral resource, is monumented in the field by surveyed brass caps on short pipes cemented into the ground. The fee lands are located by legal description recorded at the Pima County Recorder’s Office. The patented claims and fee lands are subject to annual property taxes amounting to a total of

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approximately US$8,700. As long as the property taxes are paid annually on these claims, there is no expiration date.

The US Forest Service and Bureau of Land Management have had the mineral rights related to the Rosemont project reserved on the unpatented claims that surround the patented claims. Wooden posts and stone cairns mark the unpatented claim corners, end lines and discovery monuments, all of which have been surveyed. The unpatented claims have no expiration and are maintained through the payment of annual maintenance fees of US$155.00 per claim, for a total of about US$165,000, payable to the Bureau of Land Management.

There is a 3% Net Smelter Return (“NSR”) royalty on all 132 patented claims, 603 of the unpatented claims, and one parcel of fee owned associated land, totalling approximately 180 acres.

A precious metals stream agreement with Silver Wheaton Corp. for 100% of payable gold and silver from the Rosemont project was entered into by Augusta on February 10, 2010. The agreement provides for an upfront deposit payment of US$230 million once all of the key permits for the Rosemont project are obtained and certain other conditions precedent have been satisfied; once the property is put into production, the agreement provides for payments equal to the lesser of the market price and US$450 per ounce for gold and US$3.90 per ounce for silver, respectively, subject to 1% annual escalation after three years.

A majority of the copper concentrate production from Rosemont is subject to off-take agreements that were entered into by Augusta prior to Hudbay’s acquisition. This includes 30% to LG International (member of UCM), 20% to RK Mine Finance (up to a maximum of 1.5 million dry metric tonnes over the life of the agreement), and 20% to Aurubis AG. These off-take agreements are all at market related sales terms.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Rosemont project is easily accessible to the communities of Tucson and Benson to the north and Sierra Vista, Sonoita, Patagonia and Nogales to the south by way of State Route 83. Existing graded dirt roads provide good access into and around the Project and connect the property with State Route 83. The city of Tucson, Arizona, provides the nearest major railroad and air transport services to support the Project.

The southern Arizona climate is typical of a semi-arid continental desert with hot summers and temperate winters. The Project area is at the north end of the Santa Rita Mountain Range at elevations between 4,550 feet and 5,300 feet above mean sea level (“AMSL”). The higher elevation in the project area results in a milder climate than at the lower elevations across the region.

The average annual precipitation in the project area is estimated between 40 to 46 centimetres based on historical data from eight meteorological stations within a 50 kilometre radius of the project area. More than half of the annual precipitation occurs during the monsoon season from July through September. The monsoon season is characterized by afternoon thunderstorms that are typically of short duration, but with high-intensity rainfall that has minor affects on a mining operation, which is considered to be 365 days per year. The lowest precipitation months are April through June.

The Rosemont project site is located immediately adjacent and west of Arizona State Route 83 (South Sonoita Highway), approximately 18 kilometres south of Interstate 10 (I-10). This system of state and interstate highways allows convenient access to the site for all major truck deliveries. The majority of the labour and supplies for construction and operations can come from the surrounding areas in Pima, Cochise and Santa Cruz Counties

The Union Pacific mainline east-west railroad route passes through Tucson, Arizona and generally follows Interstate Highway I-10. The Port of Tucson has rail access from the Union Pacific mainline consisting of a two mile siding complimented by an additional 914 metre siding. The Tucson International Airport (“TIA”) is located approximately 50 kilometres from the project site and in close

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proximity to interstate highways I-10 and I-19. The power supply to the Rosemont project falls within the Tucson Electric Power Company (“TEP”) and TRICO Electric Cooperative Inc. (“TRICO”) service territories. The most viable source of water supply for the project is from groundwater from various aquifers in the region.

The Rosemont project is located within the northern portion of the Santa Rita Mountains that form the western edge of the Mexican Highland section of the Basin and Range Physiographic Province of the southwest United States. Vegetation in the project area reflects the climate with the lower slopes of the Santa Rita Mountains dominated by mesquite and grasses while the higher elevations, receiving greater rainfall, support an open cover of oak, pine, juniper and cypress trees.

History

By the late 1950s, the Banner Mining Company (“Banner”) had acquired most of the claims in the area and had drilled the discovery hole into the Rosemont deposit. In 1963 Anaconda Co. acquired options to lease the Banner holdings and over the next ten years they carried out an extensive drilling program on both sides of the mountain. The exploration program demonstrated that a large scale porphyry/skarn existed at Rosemont.

In 1973 Anaconda Mining Co. and Amax Inc. formed a 50/50 partnership to form the Anamax Mining Co. (the “Anamax”). In 1977, following years of drilling and evaluation, the Anamax Joint Venture commissioned the mining consulting firm of Pincock, Allen & Holt, Inc. to estimate a resource for the Rosemont Deposit. Their historical resource estimate of about 445 million tons of sulfide mineralization averaged 0.54% copper using a cut-off grade of 0.20% copper. In addition to the sulfide material, 69 million tons of oxide mineralization averaging 0.45% copper was estimated. Hudbay considers the estimate done by Anaconda to be historical in nature since no work has been done by a Hudbay Qualified Person to verify the estimate, and the estimate should not be relied upon by investors.

ASARCO purchased the patented and unpatented mining claims in the Helvetia-Rosemont mining district in August 1988 and renewed exploration of the Peach-Elgin and initiated engineering studies on Rosemont. In 1995, ASARCO succeeded in acquiring patents on 21 mining claims in the Rosemont area just prior to the moratorium placed on patented mining claims in 1996. In 1999, Grupo Mexico acquired the Helvetia-Rosemont property through a merger with ASARCO. In 2004 Grupo Mexico sold the Rosemont property to a Tucson developer.

In April 2005 Augusta purchased the property from Triangle Ventures LLC. Over the next several years, Augusta continued to evaluate the mineral potential at Rosemont and refine the economics of developing this resource. In September 2010, Augusta entered into an earn-in agreement with United Copper & Moly LLC (“UCM”), pursuant to which UCM has earned a 7.95% interest in the project and may earn up to a 20% interest. A joint venture agreement between Augusta’s subsidiary, Rosemont Copper Company, and UCM governs the parties’ respective rights and obligations with respect to the project.

Hudbay acquired Augusta and its ownership interest in the Rosemont project in July 2014. Hudbay’s ownership in the Rosemont project remains subject to the earn-in and joint venture agreements with UCM.

Geological Setting

The Rosemont deposit consists of copper-molybdenum-silver mineralization primarily hosted in skarn that formed in the Paleozoic rocks as a result of the intrusion of quartz latite to quartz monzonite porphyry intusions. Genetically, it is a style of porphyry copper deposit, although intrusive rocks are volumetrically minor within the historical resource area. The skarns are formed as the result of thermal and metasomatic alteration of Paleozoic carbonate and to a lesser extent Mesozoic clastic rocks. Bornite-chalcopyrite-molybdenite mineralization occurs as veinlets and disseminations in the skarn. Near surface weathering has resulted in the oxidation of the sulphides in the overlying Mesozoic units.

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Exploration

Drilling

Exploration of the Rosemont deposit by previous owners to Augusta consisted of 179 drill holes for a total of 210,200 feet. Since 2005, Augusta drilled an additional 87 holes for a total of 132,500 feet. The results of all of these drilling programs were used to estimate the historical mineral resources presented in this AIF.

The older drilling was conducted by major companies using industry standard procedures of the time and was validated by Augusta. The more recent drilling by Augusta was conducted using standard industry protocols, including Quality Assurance and Quality Control (“QAQC”) procedures.

Additional exploration conducted in 2011 included deep-penetrating induced polarization geophysical surveys (Titan 24). The results identified a number of anomalous responses that may be indicative of potential mineralization. During late 2011/early 2012 the western end of one of the anomalies was partially drill tested, intercepting variable mineralization near the top of the anomaly.

Shortly after acquiring the Rosemont project, Hudbay initiated a 43 core hole drill program in September 2014 and completed 28,319 metres of diamond drilling by December 2014. The drill program was conducted entirely within the Rosemont historical resource area, on patented claims and was designed to gain a better understanding of the geological setting and mineralization, provide infill drilling density along with metallurgical, geochemical and geophysical data.

Mineralization

Drilling to date at Rosemont has defined a significant historical mineral resource approximately 1,100 meters in diameter that extends to a depth of at least 600 meters below the surface. Post-mineral features partially delimit the defined resource, dividing the deposit into major structural blocks with contrasting intensities and types of mineralization. The north-trending, steeply dipping Backbone Fault juxtaposes marginally mineralized Precambrian granodiorite and Lower Paleozoic quartzite and limestone to the west against a block of younger, well-mineralized Paleozoic limestone units to the east.

Most of the copper sulfide resource is contained in the eastern block of the Backbone Fault. Structurally overlying the sulfide resource is a block of Mesozoic sedimentary and volcanic rocks that contains lower grade copper mineralization (predominantly as oxides). These two blocks are separated by the shallowly dipping Low Angle Fault (“LAF”). Other post-mineral features include a deep, gravel-filled Tertiary paleochannel on the south side of the deposit and a significant thickness of Cretaceous and Tertiary volcaniclastic material to the northeast of the deposit.

Sulfide mineralization on the east side of the Backbone Fault and below the LAF is hosted in an east-dipping package of Paleozoic-age sedimentary rocks that includes the Escabrosa Limestone, Horquilla Limestone, Earp Formation, Colina Limestone, and Epitaph Formation. The Horquilla Limestone is the most significant, accounting for almost half of the sulfide resource. Significant mineralization also occurs in the Earp Formation and Colina Limestone, as well as in the Epitaph Formation.

Relatively minor mineralization occurs in the other Paleozoic units. To the south, the mineralization in this block appears to weaken and eventually die out. To the north, mineralization appears to narrow but continues under cover amid complex faulting. Mineralization is locally open to the east of the defined resource, beyond the limit of drilling and beneath an increasingly thick block of Mesozoic sediments.

Beneath the LAF there is a discontinuous but locally significant shear zone which displaces mineralization to varying degrees, in places moving mineralized rocks on top of unmineralized rocks, and in other places moving unmineralized rocks on top of mineralized rocks. This zone of tectonized breccias

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material is locally up to several hundred feet in thickness and has a gradational contact with underlying rocks.

The Mesozoic rocks of the structural block above the LAF consist predominantly of arkosic siltstones, sandstones, and conglomerate. Within the Arkose are subordinate andesite flows or sills that range from a few tens of feet to several hundred feet thick. Also structurally wedged into the upper plate block at the base of the Arkose are the Glance Conglomerate, a limestone-cobble conglomerate, and some occurrences of relatively fresh Paleozoic formations.

Sampling and Analysis

Sampling Methods

The Rosemont database is based on core samples recovered from diamond drill holes. The drill core from mineralized intervals was generally sampled continuously down the hole, at a nominal five-foot sample length. In taking a sample, the core is generally halved (split) along the long axis, taking care to evenly distribute veinlets and other small-scale mineralized features where present, into both halves of the core.

Quality Assurance and Quality Control

The QAQC protocols in place during the Anaconda, Anamax and ASARCO exploration programs are not documented in records available, although all the available evidence shows that they took great care in sample handling and storage, and that the laboratories analyzing the geochemical samples used industry standard.

Augusta verified the accuracy and precision of its geochemical analyses by inserting standards of known metal content in the sample stream at periodic intervals and by reanalyzing approximately 5% of all samples to check the repeatability of results. Standards were submitted with a frequency of one per 20 samples. The inserted standards were chosen to be similar in grade to the drill holes samples that they accompanied whenever possible. Blank samples were submitted with a frequency of one per 40 samples. Approximately 5% of all samples were reanalyzed in what was called their check assay program.

As part of the protocol, whenever standards or blanks returned from the laboratory with values significantly different from what was expected, the standard or blank pulp was resubmitted to the laboratory along with two samples that occurred on either side of the questionable standard or blank in the sample stream. In addition to standards and repeat analyses, further QAQC was provided by the results from other standards inserted into the sample stream by the assay laboratory, Skyline Assayers and Laboratories, Tucson, Arizona (Skyline). The results from those standards are reported on assay certificates obtained from the laboratory.

Data Verification

Augusta took a number of steps to verify the results of earlier exploration results by other companies. These previous efforts were conducted by recognized major companies and it is believed their work was conducted to industry standards at that time. Augusta’s own work was conducted with appropriate sample handling and QAQC measures to ensure that resulting data were reliable.

Security of Samples

Sample handling during the historic Banner, Anaconda, Anamax, and ASARCO programs was conducted by employees of those companies, for which some of the protocol records are limited. Augusta notes that these were major mining companies conducting work for their internal use. It is assumed that professional care was taken in the handling of samples by these company employees and no evidence to the contrary has been found.

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For the Augusta drilling programs, the drilling contractors kept the core in a secure area next to the drill rig before delivering it to the Rosemont Ranch (2005, 2006) or Hidden Valley (2008-2012) sampling facility, approximately three miles from the drilling area. At the Rosemont Ranch facility in 2005 and 2006 and subsequently at Hidden Valley in 2008, samples were logged, marked, cut and placed in sample bags by geologists and helpers contracted by Augusta. At both locations, for programs through 2008, the samples were kept in locked storage units on site until they could be transported to the analytical laboratory in Tucson. The logging and sampling areas were kept under closed-circuit video surveillance to provide a record of the personnel that had accessed the logging and sampling areas. Additional security was afforded by ranch personnel that oversaw the premises at night. For the 2011 to 2012 drilling, the locked storage units and video surveillance were superseded by 24 hour-per-day private security guards. No core handling or core security issues were experienced during the drilling or sampling programs.

Locked sample boxes were picked up by Skyline employees, who officially took custody of the samples at the two sampling facilities, set up on the Rosemont Property. After completion of the laboratory work, the pulp samples and coarse rejects were returned to site for long-term storage and possible future use.

Mineral Resource and Mineral Reserve Estimates

As stated in this AIF, Hudbay is treating Augusta’s previously disclosed estimates of the mineral reserves and resources at the Rosemont project as “historical estimates” under NI 43-101 and not as current mineral reserves or resources, as a qualified person has not done sufficient work for Hudbay to classify Rosemont’s mineral reserves or resources as current mineral reserves or resources. Hudbay is currently reviewing Augusta’s estimates of the mineral reserves and resources at Rosemont as well as the assumptions underlying the 2012 Feasibility Study. Once Hudbay’s review is complete and the engineering is sufficiently advanced, Hudbay expects to complete a feasibility study for the Rosemont project, including a current estimate of the mineral reserves and resources and the key cost and other assumptions underlying such estimate.

Mineral Resources

The historical mineral resource estimation work was performed by Susan Bird, M.Sc., P. Eng. a Senior Associate at Moose Mountain Technical Services (“MMTS”). The resource is estimated using a 3-dimensional geologic model of all known lithologies and zones to create a block model encompassing the project area. The historical mineral resource estimates are effective as of July 17, 2012.

Drill hole data including copper, molybdenum and silver grades is incorporated into the modeling by creating 50 foot bench composites, corresponding to the planned bench height and elevations. Statistical and geostatistical analyses were used to determine domain boundaries, capping values used to restrict the outlier range of influence during interpolation, rotational and kriging parameters required for interpolation and appropriate sets of composites to use during interpolation that will preserve the tonnage-grade distribution of the data while allowing internal smoothing to account for dilution.

A Lerchs-Grossman (“LG”) pit shell having a 45-degree slope angle has been applied to the three dimensional block model to ensure reasonable prospects of economic extraction for the reported mineral resources. Metal prices used for the resource pit are US$3.50 per pound copper, US$15.00 per pound molybdenum and US$20.00 per ounce silver. The mining costs used in the resource pit optimization for ore are US$0.777 per ton and for waste is US$0.882 per ton, with processing plus general and administration costs of US$4.90 per ton for sulfide/mixed material and processing costs of US$3.03 per ton for oxide material. These costs are in line with those developed for use in the historical mineral reserves.

For the reporting of the in-situ resource, MMTS used a copper equivalent (CuEq) value within the LG pit shell based on metallurgic recoveries, metal prices, and resulting net smelter prices. The CuEq formulas for each metallurgical zone are shown:

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Sulfide:                                                      CuEq% = Cu% + (Mo% * 0.63 * 13.095)/(0.86 * 2.078) + (AgOPT * 0.80 * 17.111)/(0.86 * 2.078 * 20)

Mixed:                                                         CuEq% = Cu% + (Mo% * 0.30 * 13.095)/(0.86 * 2.078) + (AgOPT * 0.38 * 17.111)/(0.40 * 2.078) (0.40 * 2.078 * 20)

Oxide:                                                            CuEq% = Cu%

Base case cut-off grades of 0.10% CuEq for oxide, 0.30% CuEq for mixed and 0.15% CuEq for sulfide were used to report the historical mineral resources.

Mineral Reserves

The historical mineral reserve estimates, effective as of July 24, 2012, were prepared by Mr. Robert Fong, P.Eng. Principal Mining Engineer for MMTS and reported on a Net Smelter Return (NSR) cut-off of US$4.90 per ton. NSR values are based on long-term metal prices of US$2.50 per pound copper, US$15.00 per pound molybdenum and US$20.00 per ounce silver.

LG pit optimization analyses were conducted using the mineral resources classified as measured or indicated to determine the ultimate pit limits and best extraction sequence for open pit mine design. An economic subroutine was developed to compute a NSR value for each block in the resource block model. The computer algorithm incorporates block grades, expected smelting/refining contracts (i.e. payables and deductions), metallurgical recoveries and projected market prices for each metal (copper, molybdenum and silver) to yield a net revenue value expressed in terms of US dollars per ton. The subroutine also applies to mining, ore processing and general and administration costs to calculate a net dollar value per block, which includes adjustments for surface topography. Concurrently, an equivalent copper grade is computed and stored in the block model.

The historical mineral reserve and historical mineral resource estimate includes drill and assay information up to March, 2012 for a total of 266 drill holes, representing 342,700 feet of drilling.

Mine Plan

The proposed pit operations are based on 50 foot high benches using large-scale mining equipment, including: 12.25 inch diameter rotary blasthole drills, 60 cubic yard class electric shovels, 25 and 35 cubic yard front-end loaders, 46 cubic yard hydraulic shovel and 260 ton off-highway haul trucks. Total material mined from the open pit is approximately 1.9 billion tons, which includes approximately 1.24 billion tons of waste material, resulting in a stripping ratio of 1.9:1.0 (tons of waste per ton of ore). Oxide resources are considered as waste material and are not part of the historical mineral reserves.

Mine life is 21 years, with sulphide ore delivered to a processing plant at an initial rate of 75,000 tons per day. An expansion to the processing plant in Year 5 gradually increases daily mill throughput to 88,000 tons per day by Year 7. Increases in plant operating availability boosts the daily throughput rate to 90,000 tons per day by Year 12. During the 21 month pre-production period a total of 99 million tons of waste is stripped and 6 million tons of ore is moved to the ore stockpile. Peak mining rate of 343,000 tons mined per day is achieved in Year 3, followed by reduced rates of 285,000 tons mined per day in Years 5 to 10, and further reduced to 232,000 tons mined per day in Years 11 to 15 as the stripping ratio decreases.

Mineral Processing and Metallurgical Testing

Early metallurgical work was done on mineralization from 1974 to 1975 on grinding and flotation tests. However, it was not until 2006, when Augusta initiated testwork, that a better understanding of the metallurgy of the deposit and the design criteria for the design of a process facility were established. Additional testwork was conducted in 2012 on drill core.

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The mineralized samples were tested to determine grinding and flotation criteria. The testwork indicates a process of crushing and grinding the material to 80% passing 105 micron size distribution followed by bulk flotation to recover copper and molybdenite minerals.

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HUDBAY MINERALS INC.
(the “Company”)

AUDIT COMMITTEE CHARTER

PURPOSE

The Audit Committee is appointed by the Board of Directors to assist the Board of Directors in its oversight and evaluation of:

•                  the quality and integrity of the financial statements of the Company,

•                  the compliance by the Company with legal and regulatory requirements in respect of financial disclosure,

•                  the qualification, independence and performance of the Company’s independent auditor,

•                  the appointment, independence and performance of the Company’s head of the internal audit function,

•                  the assessment, monitoring and management of the strategic, operational, reporting and compliance risks of the Company’s business (the “Risks”), and

•                  The performance of the Company’s Chief Financial Officer.

In addition, the Audit Committee provides an avenue for communication among the independent auditor, the internal audit function, the Company’s Chief Financial Officer and other financial senior management, other employees and the Board of Directors concerning accounting, auditing and Risk management matters.

The Audit Committee is directly responsible for the recommendation of the appointment and retention (and termination) and for the compensation and the oversight of the work of the independent auditor (including oversight of the resolution of any disagreements between senior management and the independent auditor or the internal audit function regarding financial reporting) for the purpose of preparing audit reports or performing other audit, review or attest services for the Company. Also, the Audit Committee is directly responsible for the approval of the appointment and retention (and termination) and the oversight of the work of the internal audit function.

The Audit Committee is not responsible for:

•                  planning or conducting audits,

•                  certifying or determining the completeness or accuracy of the Company’s financial statements or that those financial statements are in accordance with generally accepted accounting principles.

Each member of the Audit Committee shall be entitled to rely in good faith upon:

•                  financial statements of the Company represented to him or her by senior management of the Company or in a written report of the independent auditor to present fairly the financial position of the Company in accordance with generally accepted accounting principles; and

•                  any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

As in effect March 2013

The fundamental responsibility for the Company’s financial statements and disclosure rests with senior management.

REPORTS

The Audit Committee shall report to the Board of Directors on a regular basis and, in any event, before the public disclosure by the Company of its quarterly and annual financial results.  The reports of the Audit Committee shall include any issues of which the Audit Committee is aware with respect to the quality or integrity of the Company’s financial statements, its compliance with legal or regulatory requirements, the performance and independence of the Company’s independent auditor, the performance and independence of the Company’s internal audit function and changes in Risks.

The Audit Committee also shall prepare, as required by applicable law, any audit committee report required for inclusion in the Company’s publicly filed documents.

COMPOSITION

The members of the Audit Committee shall be three or more individuals who are appointed (and may be replaced) by the Board of Directors on the recommendation of the Company’s Corporate Governance and Nominating Committee.  The appointment of members of the Audit Committee shall take place annually at the first meeting of the Board of Directors after a meeting of shareholders at which directors are elected, provided that if the appointment of members of the Audit Committee is not so made, the directors who are then serving as members of the Audit Committee shall continue as members of the Audit Committee until their successors are appointed.  The Board of Directors may appoint a member to fill a vacancy that occurs in the Audit Committee between annual elections of directors.  Any member of the Audit Committee may be removed from the Audit Committee by a resolution of the Board of Directors.  Unless the Chair is elected by the Board of Directors, the members of the Audit Committee may designate a Chair by majority vote of the members of the Audit Committee.

Each of the members of the Audit Committee shall meet the Company’s Categorical Standards for Determining Independence of Directors and shall be financially literate (or acquire that familiarity within a reasonable period after appointment) in accordance with applicable legislation and stock exchange requirements.  No member of the Audit Committee shall:

•                       accept (directly or indirectly) any consulting, advisory or other compensatory fee from the Company or any of its subsidiaries(1) (other than remuneration for acting in his or her capacity as a director or committee member) or be an “affiliated person”(2) of the Company or any of its subsidiaries, or

•                       concurrently serve on the audit committee of more than three other public companies without the prior approval of the Audit Committee, the Corporate Governance and Nominating Committee and the Board of Directors and their determination that such simultaneous service would not impair the ability of the member to effectively serve on the Audit Committee (which determination shall be disclosed in the Company’s annual management information circular).

A majority of the members of the Audit committee shall be “resident Canadians”, as contemplated by the Canada Business Corporations Act.

(1)  A company is a subsidiary of another company if it is controlled, directly or indirectly, by that other company (through one or more intermediaries or otherwise).

(2)  An “affiliate” of a person is a person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with the first person.

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RESPONSIBILITIES

Independent Auditor

The Audit Committee shall:

•                  Recommend the appointment and the compensation of, and, if appropriate, the termination of the independent auditor, subject to such Board of Directors and shareholder approval as is required under applicable legislation and stock exchange requirements.

•                  Obtain confirmation from the independent auditor that it ultimately is accountable, and will report directly, to the Audit Committee and the Board of Directors.

•                  Oversee the work of the independent auditor, including the resolution of any disagreements between senior management and the independent auditor regarding financial reporting.

•                  Pre-approve all audit and non-audit services (including any internal control-related services) provided by the independent auditor (subject to any restrictions on such non-audit services imposed by applicable legislation, regulatory requirements and policies of the Canadian Securities Administrators).

•                  Adopt such policies and procedures as it determines appropriate for the pre-approval of the retention of the independent auditor by the Company and any of its subsidiaries for any audit or non-audit services, including procedures for the delegation of authority to provide such approval to one or more members of the Audit Committee.

•                  Provide notice to the independent auditor of every meeting of the Audit Committee.

•                  Approve all engagements for accounting advice prepared to be provided by an accounting firm other than independent auditor.

•                  Review quarterly reports from senior management on tax advisory services provided by accounting firms other than the independent auditor.

•                  Review expense reports of the Chairman and the Chief Executive Officer.

Internal Audit Function

The Audit Committee shall:

•                  Approve the appointment and, if appropriate, the termination of the head of the internal audit function.

•                  Obtain confirmation from the head of the internal audit function that he or she is ultimately accountable, and will report directly, to the Audit Committee.

•                  Oversee the work of the internal audit function, including the resolution of any disagreements between senior management and the internal audit function.

•                  Approve the internal audit function annual plan.

•                  Review quarterly reports from the head of the internal audit function.

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The Audit Process, Financial Statements and Related Disclosure

The Audit Committee shall:

•                  Meet with senior management and/or the independent auditor to review and discuss,

•                                          the planning and staffing of the audit by the independent auditor,

•                                          before public disclosure, the Company’s annual audited financial statements and quarterly financial statements, the Company’s accompanying disclosure of Management’s Discussion and Analysis and earnings press releases and make recommendations to the Board of Directors as to their approval and dissemination of those statements and disclosure,

•                                          financial information and earnings guidance provided to analysts and rating agencies: this review need not be done on a case by case basis but may be done generally (consisting of a discussion of the types of information disclosed and the types of presentations made) and need not take place in advance of the disclosure,

•                                          any significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the selection or application of accounting principles, any major issues regarding auditing principles and practices, and the adequacy of internal controls that could significantly affect the Company’s financial statements,

•                                          all critical accounting policies and practices used,

•                                          all alternative treatments of financial information within GAAP that have been discussed with senior management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor,

•                                          the use of “pro forma” or “adjusted” non-GAAP information,

•                                          the effect of new regulatory and accounting pronouncements,

•                                          the effect of any material off-balance sheet structures, transactions, arrangements and obligations (contingent or otherwise) on the Company’s financial statements,

•                                          any disclosures concerning any weaknesses or any deficiencies in the design or operation of internal controls or disclosure controls made to the Audit Committee in connection with certification of forms by the Chief Executive Officer and/or the Chief Financial Officer for filing with applicable securities regulators, and

•                                          the adequacy of the Company’s internal accounting controls and management information systems and its financial, auditing and accounting organizations and personnel (including any fraud involving an individual with a significant role in internal controls or management information systems) and any special steps adopted in light of any material control deficiencies.

•                  Review disclosure of financial information extracted or derived from the Company’s financial statements.

•                  Review with the independent auditor,

•                                          the quality, as well as the acceptability of the accounting principles that have been applied,

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•                                          any problems or difficulties the independent auditor may have encountered during the provision of its audit services, including any restrictions on the scope of activities or access to requested information and any significant disagreements with senior management, any management letter provided by the independent auditor or other material communication (including any schedules of unadjusted differences) to senior management and the Company’s response to that letter or communication, and

•                                          any changes to the Company’s significant auditing and accounting principles and practices suggested by the independent auditor or other members of senior management.

Risks

The Audit Committee shall:

•                  Recommend to the Board of Directors for approval a policy that sets out the Risks philosophy of the Company and the expectations and accountabilities for identifying, assessing, monitoring and managing Risks (the “ERM Policy”) that is developed and is to be implemented by senior management.

•                  Meet with senior management to review and discuss senior management’s timely identification of the most significant Risks, including those Risks related to or arising from the Corporation’s weaknesses, threats to the Corporation’s business and the assumptions underlying the Corporation’s strategic plan (“Principal Risks”).

•                  Approve a formalized, disciplined and integrated enterprise risk management process (the “ERM Process”) that is developed by senior management and, as appropriate, the Environmental Health and Safety Committee, to monitor, manage and report Principal Risks.

•                  Recommend to the Board of Directors for approval policies (and changes thereto) setting out the framework within which each identified Principal Risks of the Corporation shall be managed.

•                  At least semi-annually, obtain from senior management and, as appropriate, the Environmental Health and Safety Committee, a report specifying the management of the Principal Risks of the Corporation including compliance with the ERM Policy and other policies of the Corporation for the management of Principal Risks.

•                  Review with senior management the Company’s tolerance for financial Risk and senior management’s assessment of the significant financial Risks facing the Company.

•                  Discuss with senior management, at least annually, the guidelines and policies utilized by senior management with respect to financial Risk assessment and management, and the major financial Risk exposures and the procedures to monitor and control such exposures in order to assist the Audit Committee to assess the completeness, adequacy and appropriateness of financial Risk disclosure in Management’s Discussion and Analysis and in the financial statements.

•                  Review policies and compliance therewith that require significant actual or potential liabilities, contingent or otherwise, to be reported to the Board of Directors in a timely fashion.

•                  Review the adequacy of insurance coverages maintained by the Company.

•                  Acting jointly with the Compensation Committee, discharge the Board’s oversight function in respect of the administration of the pension and other retirement plans of the Company and its affiliates.

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Compliance

The Audit Committee shall:

•                  Obtain reports from senior management that the Company’s subsidiary/foreign affiliated entities are in conformity with applicable legal requirements and the Company’s Code of Business Conduct and Ethics including disclosures of insider and affiliated party transactions and environmental protection laws and regulations.

•                  Review with senior management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports, which raise material issues regarding the Company’s financial statements or accounting policies.

•                  Review senior management’s written representations to the independent auditor.

•                  Advise the Board of Directors with respect to the Company’s policies and procedures regarding compliance with applicable laws and regulations and with the Company’s Code of Business Conduct and Ethics.

•                  Review with the Company’s General Counsel legal matters that may have a material impact on the financial statements, the Company’s compliance policies and any material reports or inquiries received from regulators or governmental agencies.

•                  Establish procedures for,

•                                          the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and

•                                          the confidential, anonymous submission by employees of the Company with concerns regarding any accounting or auditing matters.

Delegation

To avoid any confusion, the Audit Committee responsibilities identified above are the sole responsibility of the Audit Committee and may not be allocated by the Board of Directors to a different committee without revisions to this Charter.

INDEPENDENT ADVICE

In discharging its mandate, the Audit Committee shall have the authority to retain (and authorize the payment by the Company of) and receive advice from special legal, accounting or other advisors as the Audit Committee determines to be necessary to permit it to carry out its duties.

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